Exhibit 99.1

eldorado gold
BREAKING NEW GROUND

2025

Notice of Annual & Special Meeting of Shareholders and

MANAGEMENT PROXY CIRCULAR

MEETING DATE: JUNE 3, 2025

TSX: ELD NYSE: EGO

Who We Are

Eldorado Gold is a gold and base metals producer with mining, development and exploration operations primarily in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

HEAD OFFICE, VANCOUVER
CANADA
Lamaque Complex
EUROPEAN REGIONAL OFFICE, AMSTERDAM, NETHERLANDS
GREECE
Olympias
Skouries
Perama Hill
Stratoni
TÜRKIYE
Kışladağ
TÜRKIYE
Efemçukuru
LEGEND
Operating Mines
Development Projects
Care and Maintenance
Offices

PROXY SUMMARY

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Table of Contents

1	Proxy Summary	69	Compensation Discussion & Analysis (“CD&A”)
5	Message to Shareholders	71	Letter to Shareholders
10	Shareholder and Voting Information	74	Compensation Philosophy and Objectives
11	Notice of Meeting	75	Peer Group Selection
11	Meeting and Voting Information	76	Managing Compensation Risk
14	Business of Meeting	80	Determining Compensation
14	Financial Statements	82	Compensation Components and 2024 Compensation Decisions
14	Electing Directors	85	2024 Corporate Objectives Results
15	Appointment of Auditors	94	Current Named Executive Officer Biographies
15	Board to Set Auditor’s Pay	100	Compensation Tables and Disclosures
15	Amendment to Stock Option Plan	106	Termination and Change of Control Benefit
16	Amendment to Performance Share Unit Plan	109	Other Information
18	Advisory Vote on Executive Compensation	119	Normal Course Issuer Bid
18	Other Business	122	Directors’ Approval
19	Board of Directors Nominees	123	FAQs
20	Director Nominee Biographies	129	Schedule A – Board of Directors: Terms of Reference
29	Meeting Attendance	133	Schedule B - Amended and Restated Stock Option Plan
31	Environmental, Social and Governance	144	Schedule C - Amended and Restated PSU Plan
34	Social	154	Legal Statements
36	Diversity, Inclusion and Employee Engagement
39	Governance
42	About the Board
58	Board Committees
63	Director Compensation	Sustainability Highlights

		1	Proxy Summary
		5	Message to Shareholders
		31	Environmental, Social and Governance
		32	Sustainability Governance
		33	Sustainability Highlights Timeline
		36	Diversity, Inclusion and Employee Engagement
		85	2024 Corporate Objectives Results

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GOVERNANCE
2025 Notice of Annual and Special Meeting of Shareholders

When	Items of Business
Tuesday, June 3, 2025 3:00p.m. Pacific time	1.	Receive our 2024 Annual Audited Consolidated Financial Statements, page 14
	2.	Elect eight directors for the coming year, page 14
Where
In person: Fasken Martineau DuMoulin LLP 550 Burrard Street, Suite 2900 Vancouver, BC, V6C 0A3	3.	Re-appoint KPMG as auditor for the coming year, page 15
	4.	Authorize the directors to set the auditor’s pay, page 15
Virtually: Computershare virtual meeting platform at meetnow.global/MKKWDW9	5.	Approve an ordinary resolution to amend and restate our Stock Option Plan, page 15
	6.	Approve an ordinary resolution to amend and restate our Performance Share Unit Plan, page 16
	7.	Approve a non-binding advisory resolution on executive compensation, page 18

Eldorado is conducting its Annual and Special Meeting this year in a physical and virtual hybrid format. Additional information on how to attend the 2025 Annual and Special Meeting virtually can be found on page 126.
Your Vote Is Important
You are entitled to receive this notice to vote at our 2025 Annual and Special Meeting of Shareholders (“2025 Meeting”) if you owned common shares of Eldorado Gold Corporation (“Eldorado” or the “Company”) as of the close of business on April 11, 2025 (“the record date” for the 2025 Meeting). Registered shareholders and duly appointed proxyholders (who, if attending virtually, have been properly registered prior to the meeting) will be able to attend, participate and vote at the 2025 Meeting either in person or online. Non-registered beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to attend the 2025 Meeting in person but may attend online as a guest. Guests attending virtually may view the webcast, but will not be able to participate or vote at the 2025 Meeting.
Notice and Access
We are using notice-and-access procedures to deliver our 2025 Meeting materials to shareholders. You are receiving this notice with information on how you can access the Management Proxy Circular (“Circular”) electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – by which to vote at the meeting or submit your voting instructions.
The Circular, form of proxy, Annual Return Card, Annual Audited Consolidated Financial Statements and associated Management’s Discussion and Analysis (“MD&A”) will be available on our website (www.eldoradogold.com/investors/shareholder-information/shareholder-materials-agm) as of May 2, 2025, and will remain on the website for one full year. You can also access the meeting materials through our public filings on the SEDAR+ website (www.sedarplus.ca) and the United States Securities and Exchange Commission (“SEC”) website (www.sec.gov), under Eldorado’s name.
The Circular contains important information about the meeting, including what is required to attend the meeting in person or virtually. We encourage and remind you to access and review the Circular prior to voting.
The Company will mail paper copies of the meeting materials to those shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. If you received this notice and want to obtain paper copies of the full meeting materials, they can be requested, without charge, by contacting us as follows:

information@eldoradogold.com t: 1 604 687 4018 1 888 353 8166 (toll-free) f: 1 604 687 4026	550 Burrard Street, 11th Floor Vancouver, BC, V6C 2B5 Attention: Corporate Secretary

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GOVERNANCE
To receive the Circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.
Shareholders can request future copies of the Annual Audited Consolidated Financial Statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the Annual Return Card included with this notice, as applicable. All registered shareholders will receive the Annual Audited Consolidated Financial Statements and MD&A.
Submitting Your Vote
If you are a registered shareholder and are unable to attend the meeting either in person or online, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by 3:00p.m. (Pacific time) on Friday, May 30, 2025, to our transfer agent at:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON, M5J 2Y1
You may also vote by telephone or online by following the instructions on your proxy.
If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible, so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 3:00p.m. (Pacific time) on Friday, May 30, 2025.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Laurel Hill Advisory Group by telephone at 1 877 452 7184 toll-free in North America, or 1 416 304 0211 outside of North America, or by email at assistance@laurelhill.com.
By order of the Board,
Karen Aram
Corporate Secretary
Vancouver, BC
April 15, 2025

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General Information
Eldorado Gold
In this document, “we,” “us,” “our,” “Eldorado,” “Company” and “Corporation” mean Eldorado Gold Corporation.
Shareholders
“You,” “your” and “shareholder” mean registered holders (unless the context otherwise requires) of common shares of Eldorado.
Date of Information
Information in this document is as of April 11, 2025, unless otherwise stated.
Exchange Rate
All dollar figures are in Canadian dollars, except as noted. We used the average annual exchange rate for 2024 reported by the
Bank of Canada of 1 U.S. dollars = 1.3698 Canadian dollars, unless otherwise noted.
Additional Information
Information on our website is not part of this Circular or incorporated by reference. Filings on SEDAR+ are also not part of this Circular or incorporated by reference, except as specifically stated. For greater certainty, Eldorado’s Climate Change and GHG Emissions Report and Sustainability Report as well as the Kışladağ Technical Report, Efemçukuru Technical Report, Olympias Technical Report, Skouries Technical Report and Amended Lamaque Complex Technical Report are expressly excluded from incorporation by reference herein.
You can find financial information relating to Eldorado in our Annual Audited Consolidated Financial Statements and MD&A dated December 31, 2024.
See our MD&A, financial statements and our Annual Information Form (“AIF”) or Form 40-F for additional information about Eldorado. These documents and additional information relating to Eldorado are available on our website (www.eldoradogold.com) and are also available on the SEDAR+ website (www.sedarplus.ca) and the SEC website (www.sec.gov), under Eldorado’s name.
You can also request copies free of charge by contacting our Corporate Secretary:

information@eldoradogold.com t: 1 604 687 4018 1 888 353 8166 (toll-free) f: 1 604 687 4026	550 Burrard Street, 11th Floor Vancouver, BC, V6C 2B5 Attention: Corporate Secretary

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Business of Meeting
1. Receiving Our Financial Statements and the Auditor’s Report
Both our Annual Audited Consolidated Financial Statements for the year ended December 31, 2024, and the auditor’s report are available on our website (www.eldoradogold.com) and on the SEDAR+ website (www.sedarplus.ca) and the SEC website (www.sec.gov), under Eldorado’s name.
A representative from KPMG LLP (“KPMG”), our independent auditor for 2024, will be at the meeting to answer any questions about the auditor’s report.
2. Electing Directors
According to our articles and by-laws, we must elect between three and 20 directors at each annual meeting, each to serve for a one-year term or until a successor is elected or appointed. The Board has decided that eight directors will be elected this year, based on the diverse mix of skills and experience the Board believes is necessary to effectively fulfill its duties and responsibilities.

Director Nominees for 2025
Hussein Barma	George Burns	Judith Mosely	Stephen Walker
Carissa Browning	Teresa Conway	Steven Reid	John Webster
Each of the director nominees is well qualified and demonstrates the competencies, character and commitment that is complementary to Eldorado’s needs and culture; additionally, each has expressed their willingness to serve on the Board. Further information on each of the nominees can be found starting on page 19.
Majority Voting
The election of directors at the 2025 Meeting is governed by the majority voting requirements under the CBCA, and the CBCA regulations, which came into force on August 31, 2022. These requirements provide that in an uncontested election of directors, shareholders will be allowed to vote “for” or “against” each director nominee (as opposed to “for” or “withhold” as was the case previously). A nominee will be elected as a director only if the number of shares voted “for” that nominee exceeds the number of shares voted “against” that nominee.
If a nominee does not receive a majority of votes cast by shareholders in favour of their election, they will not be elected and the director position will remain open, except that an incumbent nominee (which comprise all of the Company’s nominees for the 2025 Meeting except for Hussein Barma) will be permitted to remain in office until the earlier of: (a) the 90th day after the day of the election; or (b) the day on which their successor is appointed or elected. The Board may not re-appoint an incumbent director who did not receive majority support at any time prior to the next annual shareholders meeting other than in the following limited and defined circumstances: (i) to satisfy Canadian residency requirements; or (ii) to satisfy the requirement that at least two directors are not also officers or employees of the Company or its affiliates.
These statutory majority voting requirements only apply to uncontested elections of directors, meaning elections where the number of director nominees is the same as the number of directors to be elected to the Board of Directors (such as the election of directors to take place at the 2025 Meeting). Following the implementation of these amendments to the CBCA, the Company’s then existing Majority Voting Policy was rendered redundant and was revoked by the Board of Directors.
The majority voting requirements under the CBCA will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the 2025 Meeting and voted on the election of directors. Consistent with the foregoing, the form of proxy for the 2025 Meeting provides that in the event more than eight individuals are nominated for election as directors, an instruction to vote “Against” a nominee will be treated as an instruction to “Withhold” from voting for that nominee.
Advance Notice Policy
Our by-laws contain an advance-notice provision for director nominations. Shareholders who wish to nominate candidates for election as directors must provide written notice of their intention to the Corporate Secretary (550 Burrard Street, 11th Floor, Vancouver, BC, V6C 2B5) and include certain information as set out in Part 9 of our by-laws. The notice must be made not less than 30 days and not more than 65 days prior to the date of our next annual meeting, in compliance with Part 9. If you wish to submit a director nomination to be presented at our 2026 Annual Meeting, the required information must be sent to our Corporate Secretary by May 1, 2026. A copy of our by-laws can be found on the SEDAR+ website (www.sedarplus.ca), under our Company’s name.

We recommend that you vote FOR the election of the director nominees.

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GOVERNANCE
3. Appointing the Independent Auditor and Authorizing the Board to Set the Auditor’s Pay
KPMG has been our independent auditor since 2009. Upon the recommendation of the Audit Committee and the Board, shareholders will be asked to approve the re-appointment of KPMG as auditor and to authorize the Board to set the auditor’s pay for 2025. To assure continuing independence of our auditor, and in accordance with best practices and the Audit Committee Policy, a new lead audit partner is appointed at least every five years. Our most recent audit partner rotation was in Q1 2025.
KPMG conducts the annual audit of our financial statements and provides audit-related tax and other services, and reports to the Audit Committee of the Board. The table below outlines the fees paid to KPMG in the last two years.

Years ended December 31	2024 (US$)	2023 (US$)
Audit fees	1,945,300	1,864,990	Total fees for audit services
Audit-related fees	91,895	97,859	Majority of fees relate to French translations
All other services	8,660	8,250
Total	$2,045,855	$1,971,099

We recommend that you vote FOR the appointment of KPMG as our auditor for the ensuing year and FOR authorizing the Board to set the auditor’s pay.
4. Ordinary resolution approving amendments to the Company’s Stock Option Plan
As more particularly described under the heading “Stock Option Plan”, the Company has a Stock Option Plan which was approved by shareholders of the Company at the Annual and Special Meeting held on June 21, 2018 and was subsequently amended and restated by the Board on October 26, 2023 (the “Stock Option Plan”). On April 15, 2025, the Board approved amendments to the Stock Option Plan (such plan, as amended and restated, the "Amended and Restated Stock Option Plan"). The Amended and Restated Stock Option Plan contains several amendments that did not require shareholder approval, as outlined under the heading “Stock Option Plan”.
The Amended and Restated Stock Option Plan also includes the following amendments, which require shareholder approval: (1) an increase in the maximum number of common shares reserved under the Amended and Restated Stock Option Plan by 7,183,172, from 16,507,828, representing 8.03% of the number of common shares outstanding, to 23,691,000, representing 11.53% of the number of common shares outstanding, as of the record date of this Circular; (2) an increase to the maximum term of options that may be granted under the Amended and Restated Stock Option Plan, from five to seven years from the date of grant; and (3) revisions to the amendment provision to clarify which amendments do and do not require shareholder and/or regulatory approval.
The complete text of the Amended and Restated Stock Option Plan is attached to this Circular as Schedule B.
In accordance with the policies of the Toronto Stock Exchange and the terms of the Stock Option Plan, the Company is required to seek shareholder approval with respect to the foregoing amendments included in the Amended and Restated Stock Option Plan. Accordingly, shareholders will be asked at the meeting to consider and, if considered advisable, to adopt the following ordinary resolution to approve the Amended and Restated Stock Option Plan, including the foregoing amendments. If shareholders do not adopt the resolution, then the Company may have to consider granting incentive awards other than Options to attract and retain key talent.
BE IT RESOLVED THAT,
1. Subject to regulatory approval, the Incentive Stock Option Plan of Eldorado Gold Corporation (the “Company”) effective October 26, 2023 be and is hereby amended and restated and replaced in its entirety by the Amended and Restated Incentive Stock Option Plan adopted by the Board of Directors of the Company on April 15, 2025 (the “Amended and Restated Stock Option Plan”), a full copy of which is included in Schedule B of the Company’s Management Information Circular dated April 15, 2025, and which includes amendments to (i) increase the maximum number of common shares reserved by 7,183,172 common shares, resulting in a total of 8,394,248 common shares available for future issuance under the Amended and Restated Stock Option Plan, including as incentive stock options; (ii) increase the maximum term of options issued pursuant to the Amended and Restated Stock Option Plan from five years to seven years from the date of grant; and (iii) revise the amendment provision in the manner set out in the Amended and Restated Stock Option Plan, is authorized and approved; and

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2. Any director or officer of the Company is authorized to do all such things and execute all instruments and documents on behalf of the Company as such director or officer, in such director’s or officer’s sole discretion, considers necessary or desirable to carry out this resolution.
Approval of such ordinary resolution will require approval by a majority (50%+1) of the votes cast on matters at the 2025 Meeting.
Additional Equity Plan Information
The following table provides additional information as of the record date on April 11, 2025, regarding the Company’s equity compensation plans:

Additional Information	As of April 11, 2025
Total number of stock options outstanding	3,400,772
Weighted average exercise price of stock options outstanding	$16.29
Weighted average remaining term of stock options outstanding	3.77 years
Total number of PSUs outstanding	1,044,489
Total number of common shares remaining available for future awards under the Stock Option Plan	1,211,076
Total number of common shares remaining available for future awards under the Performance Share Unit Plan(1)	727,050
Notes:
(1)The number of common shares listed above as remaining available for future awards assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis).
(2)In addition to the equity compensation plans above, shares issued and delivered under the Restricted Share Unit Plan are from open market purchases.
(3)Deferred units outstanding are not included in the table above as such awards are settled in cash.

We recommend that you vote FOR the amendments to the Stock Option Plan and the Amended and Restated Stock Option Plan.
5. Ordinary resolution approving amendments to the Company’s Performance Share Unit Plan (“PSU Plan”)
As more particularly described under the heading “Performance Share Units”, the Company has a Performance Share Unit Plan which was first approved by shareholders of the Company at the Annual and Special Meeting held on May 1, 2014, was subsequently amended and restated as approved by shareholders at the Annual and Special Meeting held on June 10, 2021 and was further amended and restated by the Board on October 26, 2023. On April 15, 2025, the Board approved amendments to the Performance Share Unit Plan (such plan, as amended and restated, the “Amended and Restated PSU Plan”). The Amended and Restated PSU Plan contains several amendments that did not require shareholder approval, as outlined under the heading “Performance Share Units”.
The Amended and Restated PSU Plan also contains the following amendments which require shareholder approval: (1) an increase in the maximum number of common shares reserved under the Amended and Restated PSU Plan by 1,310,000, from 3,126,000, representing 1.52% of the number of common shares outstanding, to 4,436,000, representing 2.16% of the number of common shares outstanding, as of the record date of this Circular; and (2) revisions to the amendment provision to clarify which amendments do and do not require shareholder and/or regulatory approval.
The complete text of the Amended and Restated PSU Plan is attached to this Circular as Schedule C.
In accordance with the policies of the Toronto Stock Exchange and the terms of the PSU Plan, the Company is required to seek shareholder approval with respect to the foregoing amendments contained in the Amended and Restated PSU Plan. Accordingly, shareholders will be asked at the meeting to consider and, if considered advisable, to adopt the following ordinary resolution to approve the Amended and Restated PSU Plan, including the foregoing amendments. If shareholders do not adopt the resolution, then the Company may have to consider granting incentive awards other than PSUs in order to attract and retain key talent.

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BE IT RESOLVED THAT,
1. Subject to regulatory approval, the Performance Share Unit Plan of Eldorado Gold Corporation (the “Company”) effective October 26, 2023 be and is hereby amended and restated and replaced in its entirety by the amended and restated Performance Share Unit Plan, adopted by the Board of Directors of the Company on April 15, 2025 (the “Amended and Restated PSU Plan”), a full copy of which is included in Schedule C of the Company’s Management Information Circular dated April 15, 2025, and which includes amendments to (i) increase the maximum number of common shares reserved by 1,310,000 common shares, resulting in a total of 2,037,050 common shares available for future issuance under the Amended and Restated PSU Plan; and (ii) revise the amendment provision in the manner set out in the Amended and Restated PSU Plan, is authorized and approved; and
2. Any director or officer of the Company be and is hereby authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.
Approval of such ordinary resolution will require approval by a majority (50% + 1) of the votes cast on the matter at the 2025 Meeting.
Additional Equity Plan Information
The following table provides additional information as of the record date on April 11, 2025, regarding the Company’s equity compensation plans:

Additional Information	As of April 11, 2025
Total number of stock options outstanding	3,400,772
Weighted average exercise price of stock options outstanding	$16.29
Weighted average remaining term of stock options outstanding	3.77 years
Total number of PSUs outstanding	1,044,489
Total number of common shares remaining available for future awards under the Stock Option Plan	1,211,076
Total number of common shares remaining available for future awards under the Performance Share Unit Plan(1)	727,050
Notes:
(1)The number of common shares listed above as remaining available for future awards assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis).
(2)In addition to the equity compensation plans above, shares issued and delivered under the Restricted Share Unit Plan are from open market purchases.
(3)Deferred units outstanding are not included in the table above as such awards are settled in cash.

We recommend that you vote FOR the amendments to the PSU Plan and the Amended and Restated PSU Plan.

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6. Advisory Vote on Executive Compensation – Voluntary Adoption of “Say on Pay”
The Board approved a policy on “say on pay” and shareholder engagement. The policy establishes the framework for conducting an annual non-binding advisory vote by our shareholders on Eldorado’s executive compensation. The advisory vote provides shareholders with the opportunity to advise the Board on their view of our executive compensation programs as presented in the Statement of Executive Compensation (referred to herein as “CD&A”) of this Circular.
As this is an advisory vote, the results will not be binding on the Board. The Board retains sole authority and remains fully responsible for the Company’s compensation decisions, and are not relieved of these responsibilities as a result of the advisory vote by shareholders. The Board will, however, take into account the results of the advisory vote when considering whether there is a need to increase shareholder engagement on compensation and other matters.
Following each annual general meeting, all voting results, including the results of the “say on pay” vote, are publicly filed under the Company’s profile on the SEDAR+ website (www.sedarplus.ca).
We are pleased to report that in 2024 and 2023, over 90% of our shareholders voted in support of our approach to executive compensation.

Year	Votes “for” (%)	Votes “against” (%)
2024	97.07	2.93
2023	98.48	1.52
BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept that the philosophy and design of the Company’s executive compensation program, as disclosed in the Company’s Circular and the CD&A, are appropriate.

We recommend that you vote FOR the adoption of the resolution to support our approach to executive compensation.
7. Other Business
We will also consider any other matters that properly come before the 2025 Meeting. As of the date of this Circular, we are not aware of any other items of business to be considered at the 2025 Meeting.

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Director Nominees
At the meeting, shareholders will be asked to elect eight directors. All the nominated directors are independent, with the exception of George Burns, the Company’s President & Chief Executive Officer (“CEO”); the Board committees are also 100% composed of independent directors. The director nominees have significant and complementary experience across multiple sectors and markets, which help form a strong and independent Board. The Board is committed to deliberate Board renewal. This renewal plan has resulted in an increase in key strength areas, including:
•Board diversity
•Capital markets and financing expertise
•Compensation
•Corporate governance
•Decarbonization and climate change expertise
•Mergers & acquisitions expertise
•Strategic planning and risk assessment
•Sustainability
•Technical mining and operating expertise
Further attributes of our director nominees include:
•All of Eldorado’s independent directors meet the equity-ownership requirement, other than the first-time director nominee Hussein Barma
•John Webster, the Chair of the Audit Committee, and Teresa Conway are both considered to be financially literate as defined in National Instrument 52-110 and are both considered to meet the definition of audit committee financial experts under SEC rules.
•The Board has adopted and adhered to Corporate Governance Guidelines
The biographies starting on page 21 set forth information with respect to our proposed director nominees.
The value of director shareholding, including deferred units (“DUs”), which represent notional Eldorado common shares based on the value of our common shares has been calculated at the higher of the value at issue date or fair market value at
December 31, 2024.

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Hussein Barma
Hussein Barma is a first-time director nominee. He is a chartered accountant and qualified lawyer by background and has over 25 years’ experience in senior positions in the mining sector. He began his career in 1988 as an auditor for PwC. In 1998, he served as CFO at Antofagasta plc for over 15 years where he led the company through a period of change and growth.
Mr. Barma brings extensive experience in accounting, internal control, governance, risk management, and compliance. He is also a principal at Barma Advisory where he has worked on various assignments within the natural resources and other sectors. Mr. Barma also serves on the board of two LSE listed companies, Atalaya Mining Copper, S.A. and Fidelity Asian Values PLC.

Director Nominee	Resides London, United Kingdom	Age 59

Areas of Expertise Accounting Climate Finance Legal Mergers & acquisitions Mining industry Sustainability	Education D. Phil (Doctorate) in Law, Exeter College, University of Oxford BCL (Masters) and MA in Law, Exeter College, University of Oxford Current Occupation Corporate Director
Other Directorships
Atalaya Mining Copper, S.A.
Fidelity Asian Values PLC
Accreditations and Memberships
Chartered Accountant (FCA), Institute of Chartered Accountants England and Wales
Non-practicing Barrister, Middle Temple

BOARD AND COMMITTEE MEMBERSHIP

	2024 Meeting attendance(1)	2024 Meetings attended (%)
Board of Directors	n/a	n/a

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP STATUS
Ownership requirement	Ownership requirement value	Total ownership value	Meets ownership requirement (2)
5 x annual retainer	$500,000	n/a	n/a

Notes: (1) Mr. Barma is a first-time director nominee. (2) If elected at our 2025 Meeting, Mr. Barma will have until June 2030 to meet his ownership requirement.

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GOVERNANCE

Carissa Browning
Carissa Browning was appointed to the Board of Directors in January 2022. Ms. Browning is a corporate commercial lawyer at a boutique legal and advisory platform focused on energy, cleantech and sustainability. She previously served as legal counsel for BC Hydro and TransAlta Corporation. She has broad industry experience in electricity and renewable energy, technology, fintech and commodity trading, and advises on matters relating to corporate governance, market regulation and sustainability. Ms. Browning is currently appointed to the board of Alberta Innovates, Clean Prosperity and is a Calgary Chapter Executive of the Institute of Corporate Directors. She holds a B.A. and LL.B. from the University of Calgary, has the designation ICD.D from the Institute of Corporate Directors, and regularly contributes her thought leadership and reflections on the importance of diverse representation, reconciliation, and her views as an Indigenous woman. She identifies as a Dene from the Dehcho region (Northwest Territories).

Independent director since January 2022	Resides Alberta, Canada	Age 51

Areas of Expertise Capital markets Compliance Corporate governance Energy Human capital matters Legal and regulatory Mergers & acquisitions Sustainability	Education LL.B., University of Calgary B.A., Communications and Culture, University of Calgary Current Occupation Lawyer	Other Directorships None Accreditations and Memberships Canadian Bar Association Institute of Corporate Directors (ICD.D) Law Society of Alberta Law Society of British Columbia

BOARD AND COMMITTEE MEMBERSHIP

	2024 Meeting attendance	2024 Meetings attended (%)
Board of Directors	8 of 8	100
CGNC	4 of 4	100
Sustainability Committee	4 of 4	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP STATUS
Ownership requirement	Ownership requirement value	Total ownership value(1)	Meets ownership requirement
5 x annual retainer	$500,000	$559,750	Yes

Notes: (1)Based on the higher of the value at acquisition date or fair market value at December 31, 2024 (CDN$21.38). For more information on independent director equity ownership, see page 65.

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GOVERNANCE

George Burns
George Burns joined Eldorado on February 1, 2017, and assumed the role of President & Chief Executive Officer on April 28, 2017. Prior to joining Eldorado, Mr. Burns was Executive Vice President & Chief Operating Officer at Goldcorp Inc. He also held the Goldcorp positions of Senior Vice President, Mexican Operations, and Vice President, Canada and United States. Prior to that he was Senior Vice President & Chief Operating Officer of Centerra Gold Inc.
Mr. Burns has over 40 years of experience in the mineral sector, including executive, operations, development and engineering leadership roles in gold, copper and coal operations. He has served in various capacities for Asarco LLC including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978. Mr. Burns has also served in the past as an independent director of another public mining company.

Director since April 2017(1)	Resides British Columbia, Canada	Age 65

Areas of Expertise
Compensation
Decarbonization and Climate Change
Finance
Geology
Human Capital Matters
Mergers and acquisitions
Mine and process operations, development and construction
Mining engineering
Mining industry
Sustainability

	Education B.Sc., Mining Engineering, Montana College of Mineral Science and Technology Current Occupation President & CEO, Eldorado Gold Corporation	Other Directorships None Accreditations and Memberships Institute of Corporate Directors (ICD.D) Prospectors & Developers Association of Canada Society for Mining, Metallurgy & Exploration

BOARD AND COMMITTEE MEMBERSHIP

	2024 Meeting attendance	2024 Meetings attended (%)
Board of Directors	8 of 8	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP STATUS
Ownership requirement	Ownership requirement value	Total ownership value(2)	Meets ownership requirement
4 x annual salary	$4,243,200	$12,819,277	Yes

Notes:
(1)Mr. Burns is not an independent director and therefore does not receive compensation for his role as a director. See page 101 for details of Mr. Burns’ compensation.
(2)Based on the higher of the value at acquisition date or fair market value at December 31, 2024 (CDN$21.38). For more information on executive equity ownership, see page 79.

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GOVERNANCE

Teresa Conway
Ms. Conway was elected to the Board of Directors in June 2018. She is a former executive with over
25 years of experience in the North American renewable energy and energy markets. She was the President & CEO of Powerex (2005–2017), and prior to that held various executive positions since joining Powerex in 1993, including CFO, with accountability for information technology. She was also with PriceWaterhouseCoopers (“PWC”) and her primary focus was mining. Ms. Conway holds a B.B.A. from Simon Fraser University and is a Chartered Professional Accountant (CPA, CA). In addition, Ms. Conway has the designation ICD.D from the Institute of Corporate Directors. Ms. Conway also serves on the board of directors of Altius Minerals Corporation and Entrée Resources Ltd.

Independent director since June 2018	Resides British Columbia, Canada	Age 67

Areas of Expertise Accounting Audit Compensation Compliance Corporate governance Energy sector Finance Human capital matters Risk management Sustainability	Education B.B.A., Simon Fraser University Current Occupation Corporate director	Other Directorships Altius Minerals Corporation Entrée Resources Ltd. Accreditations and Memberships Chartered Professional Accountants British Columbia Institute of Corporate Directors (ICD.D)

BOARD AND COMMITTEE MEMBERSHIP

	2024 Meeting attendance	2024 Meetings attended (%)
Board of Directors	8 of 8	100
Compensation Committee	5 of 5	100
Audit Committee	4 of 4	100
CGNC	2 of 2	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP STATUS
Ownership requirement	Ownership requirement value	Total ownership value(1)	Meets ownership requirement
5 x annual retainer	$500,000	$1,466,561	Yes

Notes: (1)Based on the higher of the value at acquisition date or fair market value at December 31, 2024 (CDN$21.38). For more information on independent director equity ownership, see page 65.

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GOVERNANCE

Judith Mosely
Ms. Mosely was appointed to the Board of Directors in September 2020. She has over 20 years of experience in the mining and metals sector, and most recently, held the position of Business Development Director for Rand Merchant Bank in London, with responsibility for developing the bank’s African business with international mining and metals companies. Prior to that, Ms. Mosely headed the mining finance team at Société Générale in London. Ms. Mosely holds a master’s degree in sustainability leadership from the University of Cambridge where her research focused on decarbonization in the gold mining industry. She also holds a Master of Arts degree in modern languages from the University of Oxford and a diploma in business administration from the University of Warwick. She serves on the boards of BlackRock World Mining Trust plc and Galiano Gold Inc.

Independent director since September 2020	Resides London, United Kingdom	Age 60

Areas of Expertise Climate Finance Investment banking Mergers & acquisitions Mining industry Sustainability	Education Master of Studies in Sustainability Leadership, University of Cambridge M.A., University of Oxford Diploma, Business Administration, University of Warwick Current Occupation Corporate director	Other Directorships BlackRock World Mining Trust plc Galiano Gold Inc. Accreditations and Memberships ESG Competent Boards Certificate and Designation (GCB.D)

BOARD AND COMMITTEE MEMBERSHIP

	2024 Meeting attendance (2)	2024 Meetings attended (%)
Board of Directors	7 of 8	88
Audit Committee	4 of 4	100
Sustainability Committee	4 of 4	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP STATUS
Ownership requirement	Ownership requirement value	Total ownership value(1)	Meets ownership requirement
5 x annual retainer	$500,000	$659,060	Yes

Notes:
(1)Based on the higher of the value at acquisition date or fair market value at December 31, 2024 (CDN$21.38). For more information on independent director equity ownership, see page 65.
(2)Ms. Mosely attended all the regularly scheduled board meetings in 2024 and provided advance notice to the Chair of her inability to attend an unscheduled meeting on January 9, 2024.

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GOVERNANCE

Steven Reid
Mr. Reid was appointed as Chair of the Board on January 1, 2021. Mr. Reid was first elected to the Board of Directors in May 2013. He has over 45 years of experience in the mineral resource industry. Prior to his retirement, he was the Executive Vice President & Chief Operating Officer for Goldcorp Inc. from 2007 to September 2012. Before joining Goldcorp, Mr. Reid spent 13 years at Placer Dome in numerous corporate, mine management and operating roles. He holds a B.Sc. in mineral engineering from the South Australian Institute of Technology and a TRIUM Global Executive MBA. Mr. Reid is a member of AusIMM, CIM and the Society of Mining Engineers of A.I.M.E. (USA), and has the designation ICD.D from the Institute of Corporate Directors. Mr. Reid also serves on the board of directors of Gold Fields Limited as Lead Independent Director.

Independent director since May 2013	Resides Alberta, Canada	Age 69

Areas of Expertise Climate Compensation Human capital matters Mergers & acquisitions Mining engineering Mining industry Sustainability Technical	Education TRIUM Global Executive MBA B.Sc., Mineral Engineering, South Australian Institute of Technology Current Occupation Corporate director	Other Directorships Gold Fields Limited Accreditations and Memberships Fellow, AusIMM Member, CIM Institute of Corporate Directors (ICD.D) Member, Society of Mining Engineers of A.I.M.E. (USA)

BOARD AND COMMITTEE MEMBERSHIP

	2024 Meeting attendance	2024 Meetings attended (%)
Board of Directors	8 of 8	100
Compensation Committee	5 of 5	100
Technical Committee	6 of 6	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP STATUS
Ownership requirement	Ownership requirement value	Total ownership value(1)	Meets ownership requirement
5 x annual retainer	$1,000,000	$3,355,201	Yes

Notes: (1)Based on the higher of the value at acquisition date or fair market value at December 31, 2024 (CDN$21.38). For more information on independent director equity ownership, see page 65.

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GOVERNANCE

Stephen Walker
Mr. Walker was elected to the Board of Directors in June 2022. He has over 37 years of experience in capital markets and the mineral resource industry. Prior to his retirement, he held varying roles in his
20 years with the Royal Bank, including Managing Director and Head of Global Mining Research from 2007 to 2020, Director of Canadian Equity Research from 2004 to 2006, and initially as a mining analyst.

Mr. Walker also worked as a mining analyst for Richardson Greenshields and then Gordon Capital. Prior to working in the banking industry, Mr. Walker worked for 11 years as a geologist with Noranda Mines and Hemlo Gold in Canada. He holds a B.Sc., Geology, from Dalhousie University, an M.Sc., Geology, from the University of Western Ontario, and an MBA from Queen’s University. Mr. Walker is a member of the CFA Institute, the Canadian Institute of Mining and Metallurgy, and holds an ICD.D designation.

Independent director since June 2022	Resides Ontario, Canada	Age 69

Areas of Expertise Compensation Corporate finance Geology Human capital matters Investment banking Mergers & acquisitions Mining industry Sustainability	Education MBA, Queen’s University M.Sc., Geology, University of Western Ontario B.Sc., Geology, Dalhousie University Current Occupation Corporate director	Other Directorships None Accreditations and Memberships Member, CFA Institute Institute of Corporate Directors (ICD.D) Prospectors & Developers Association Canada Society for Mining, Metallurgy & Exploration

BOARD AND COMMITTEE MEMBERSHIP

	2024 Meeting attendance	2024 Meetings attended (%)
Board of Directors	8 of 8	100
Audit Committee	4 of 4	100
Technical Committee	6 of 6	100
Compensation Committee	3 of 3	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP STATUS
Ownership requirement	Ownership requirement value	Total ownership value(1)	Meets ownership requirement(2)
5 x annual retainer	$500,000	$680,226	Yes

Notes: (1)Based on the higher of the value at acquisition date or fair market value at December 31, 2024 (CDN$21.38). For more information on independent director equity ownership, see page 65.

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GOVERNANCE

John Webster
Mr. Webster was appointed to the Board of Directors in January 2015. He spent over 30 years with PriceWaterhouseCoopers LLP (“PWC”) until his retirement in June 2014. His roles included eight years as Managing Partner in British Columbia, three years as Assurance Leader in Romania and Southeast Europe, and as leader of the firm’s Mining Practice in Canada. He has extensive experience as an audit partner, and has provided advice to both venture capital and listed clients on large, complex transactions. Mr. Webster holds a B.A. (Hons.) in economic and social history from the University of Kent, and is a member of the Institute of Chartered Accountants in England and Wales. He is both a Fellow (2002) and a member of the Chartered Professional Accountants of British Columbia (1983). Mr. Webster also serves on the board of directors of Euro Manganese Inc.

Independent director since January 2015	Resides British Columbia, Canada	Age 70

Areas of Expertise Accounting Audit Compliance Corporate finance Corporate governance Human capital matters Mergers & acquisitions Mining industry	Education B.A. (Hons.), University of Kent at Canterbury Current Occupation Corporate director Other Directorships Euro Manganese Inc.	Accreditations and Memberships ACA, Institute of Chartered Accountants in England and Wales FCPA and FCA, Chartered Professional Accountants of British Columbia Accredited Director (Acc. Dir., ICD.D)

BOARD AND COMMITTEE MEMBERSHIP

	2024 Meeting attendance	2024 Meetings attended (%)
Board of Directors	8 of 8	100
Audit Committee	4 of 4	100
CGNC	4 of 4	100
Sustainability Committee	2 of 2	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP STATUS
Ownership requirement	Ownership requirement value	Total ownership value(1)	Meets ownership requirement
5 × annual retainer	$500,000	$2,110,547	Yes

Notes: (1)Based on the higher of the value at acquisition date or fair market value at December 31, 2024 (CDN$21.38). For more information on independent director equity ownership, see page 65.

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GOVERNANCE
Meeting Attendance
Directors attended 99% of our Board meetings and 100% of our committee meetings in 2024; seven of our eight directors that have been nominated for election were elected by shareholders at the 2024 Annual Meeting.
Meeting In-camera
The Board and each of the committees meet without management and non-independent directors present (in-camera). In 2024, the Board held in-camera sessions at each of its eight scheduled meetings. The Audit Committee and Corporate Governance and Nominating Committee (“CGNC”) met four times, the Sustainability Committee met four times, the Compensation Committee met five times and the Technical Committee met six times.
2024 Board and Committee Meeting Attendance

Director	Board meeting	Committee meetings
		Audit	Compensation	CGNC	Sustainability	Technical
Carissa Browning(7)	8 of 8			4 of 4	4 of 4
George Burns	8 of 8
Teresa Conway(1)(7)	8 of 8	4 of 4	5 of 5	2 of 2
Catharine Farrow(2)(7)	8 of 8		5 of 5		4 of 4	6 of 6
Pamela Gibson(3)(7)	4 of 4		2 of 2	2 of 2	2 of 2
Judith Mosely(4)(7)	7 of 8	4 of 4			4 of 4
Steven Reid	8 of 8		5 of 5			6 of 6
Stephen Walker(5)	8 of 8	4 of 4	3 of 3			6 of 6
John Webster(6)(7)	8 of 8	4 of 4		4 of 4	2 of 2
Notes:
(1)Ms. Conway joined the CGNC effective June 4, 2024. She attended all meetings she was eligible to attend after her appointment
(2)Ms. Farrow will not be standing for re-election at our 2025 Meeting. Ms. Farrow also serves as a director of the following reporting issuers (or equivalents): Aclara Resources Inc., ALS Limited and Franco-Nevada Corporation.
(3)Ms. Gibson did not stand for re-election at the AGM on June 4, 2024, and ceased to be a member of the Sustainability Committee, Compensation Committee and CGNC effective June 4, 2024. She attended all meetings while she served as a director.
(4)Ms. Mosely attended all the regularly scheduled board meetings in 2024 and provided advance notice to the Board Chair of her inability to attend an unscheduled meeting on January 9, 2024.
(5)Mr. Walker joined the Compensation Committee effective June 4, 2024. He attended all meetings he was eligible to attend after his appointment.
(6)Mr. Webster joined the Sustainability Committee effective June 4, 2024. He attended all meetings he was eligible to attend after his appointment.
(7)The following directors served as committee Chairs in 2024:
•Ms. Conway – Chair of the Compensation Committee
•Ms. Farrow – Chair of the Technical Committee
•Ms. Browning – Chair of the CGNC from June 4, 2024
•Ms. Gibson – Chair of the CGNC until June 4, 2024
•Ms. Mosely – Chair of the Sustainability Committee
•Mr. Webster – Chair of the Audit Committee

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GOVERNANCE
Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Area	Director
Cease trade orders – Has any proposed director, within the last 10 years, been a director, CEO or CFO of any company that was subject to a cease trade order (or an order similar to a cease trade order or an order that denied the company access to any exemption under securities law) that was issued while the person acted in that capacity or because of an event that occurred while the person acted in that capacity?
None
Bankruptcy – Has any director, within the last 10 years,
•Personally, or
•Been a director or executive officer of any company (including ours) that (while, or within a year of, the person acting in that capacity):
become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or the assets of the nominated director?
None
Penalties and sanctions – Has any director or proposed director been subject to:
(a)Any penalties or sanctions imposed by a court, securities regulatory authority, or entered into a settlement agreement with any securities regulatory authority, or
(b)Any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director, since December 31, 2000?
None
Loans to Directors and Officers
We do not grant loans to our directors, officers or employees. As a result, we do not have any loans outstanding to them.
Directors’ and Officers’ Liability Insurance
We maintain insurance policies with regards to directors’ and officers’ liability. These policies have an annual limit of
US$120 million, and provide coverage for costs incurred to defend and settle claims against our directors and officers.
We paid premiums of US$1,497,935 for the period November 1, 2024 to October 31, 2025. The policies are renewed annually. The deductible varies depending on the coverage; no deductible on the coverage that protects directors and officers (Side A), US$1,000,000 deductible for company reimbursement (Side B) and US$1,500,000 deductible for a securities claim (Side C).
Each director and officer has an individual indemnity agreement with us. This agreement indemnifies them from costs, charges and expenses they incur related to any civil, criminal, administrative, investigative or other proceeding they are involved with as a director or officer of Eldorado, provided certain conditions are met.

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GOVERNANCE
Environmental, Social and Governance
We are committed to integrating sustainability into our daily actions to help create long-term value for our shareholders and the communities where we operate. We are dedicated to the highest safety and environmental standards, establishing and maintaining good relationships with host communities and governments, and creating meaningful and lasting benefits for the people whose lives our operations touch. The information below highlights our environmental, social and governance program and policies, and environmental, social and governance initiatives. For more information on our approach, please see our Sustainability Report on our website (https://www.eldoradogold.com/sustainability/reporting).
Sustainability
We are committed to building “sustainability from the ground up,” which means we consider sustainability in everything we do, from exploration to closure to our relationships with customers, communities, investors and other stakeholders. We share this responsibility from mine site employees to our Board and executive team. Our Company values of collaboration, courage, integrity, drive and agility provide a meaningful foundation to this approach and form the basis of our sustainability framework. Our framework is supported by our management system, consisting of a suite of sustainability policies, our Sustainability Integrated Management System (“SIMS”), and site-level guidance and procedures.

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GOVERNANCE
Sustainability Governance
Highlights from 2024 include:
•We are continuing to make progress, with reductions in our PFO frequency rate (-27%) and our total recordable injury frequency rate (-30%) in comparison to 2023.
•Eldorado successfully completed its SIMS Compliance Verifications at Efemçukuru and Kışladağ in Türkiye, covering social, occupational health and safety, environment, security, and general sustainability standards. Efemçukuru achieved externally verified MAC-TSM results of AAA on Tailings Management (not applicable to Kışladağ, as it does not produce tailings). Both sites achieved minimum Level A across all protocols and notably, both sites achieved AAA on Safety and Health protocol, and Efemçukuru achieved AAA on Indigenous and Community Relations and Biodiversity protocols. Eldorado received independent assurance of full conformance with the (“WGC RGMP”) for the fourth consecutive year.
•We published our third Climate Change & GHG Emissions Report, which provides updates on our progress against our climate-related target, physical climate risk assessments, and details our first-ever Scope 3 GHG emissions inventory for the year 2022.
•50% of our Board of Directors are women, including 10% representation from other designated groups beyond women, exceeding our aspirational targets included in our Diversity Policy.
•Our operations also received several awards in 2024 including:
◦Eldorado Gold Québec won the Mining Association of Canada’s ‘Towards Sustainable Mining’ Community Engagement Excellence Award in 2024, the site’s first-ever TSM Award and a first for Eldorado. The award was received in recognition of the Lamaque team’s social and long-term closure planning
◦Hellas Gold won the Silver Award at the 2nd Annual Euromines Safety Awards recognizing innovative virtual and augmented-reality training programs deployed at the state-of-the-art training centre at Madem Lakkos
Eldorado has a full suite of sustainability policies, covering health and safety, environment, social performance and human rights. These policies embody the commitments in our sustainability framework.
The policies address key obligations to external standards and recognized best practices, including Responsible Gold Mining Principles, Towards Sustainable Mining, International Organization for Standardization, United Nations Global Compact and more. We review our policies annually.
The policies are available in full on our website (www.eldoradogold.com/our-company/governance).

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GOVERNANCE
Sustainability Highlights Timeline

2024

•SIMS Compliance Verifications at Efemçukuru and Kışladağ. These verifications completed our first round of verifications across all operational mines, including independent assurance of continued full conformance with the WGC RGMP requirements and externally verified MAC-TSM results

•Reports its first-ever Scope 3 GHG-emissions inventory of 2022

•ITRB becomes Independent Technical Review Board (with expanded scope for heap leach, waste rock storage, and water-retaining pond facilities) and conducts site visits to Efemçukuru and Kışladağ to review tailings, water management and other facilities, providing opinions and non-binding recommendations that help us continuously strengthen the safety of the design, construction and management of our critical infrastructure

2023

•Second SIMS Compliance Verification at the Kassandra Mines, with independent assurance of full conformance with the WGC RGMP Year 3 requirements and external verification of MAC-TSM performance results

•Adopts a Supplier Code of Conduct
2022
•Named one of the Best 50 Corporate Citizens in Canada by Corporate Knights
•First internal SIMS Compliance Audit with independent assurance at the Lamaque Complex, which includes first TSM external verification
2021
•Publishes its Year 1 Responsible Gold Mining Principles Report
•Adopts a Social Performance Policy
•Formally begins to implement Voluntary Principles on Security and Human Rights (“VPSHR”) across all operating mines

•Launches its Climate Change Strategy and announces its inaugural GHG emissions target published in its first Task Force on Climate-related Financial Disclosures (“TCFD”) aligned Climate Change & GHG Emissions Report

•Establishes an Independent Tailings Review Board (“ITRB”)
2020
•Develops its global sustainability framework and SIMS
2019
•Aligns its annual Sustainability Report with Sustainability Accounting Standards Board: Metals and Mining Standard (“SASB”)
2016
•Adopts a Human Rights Policy
•Becomes signatory to the United Nations Global Compact (“UNGC”)
2013
•Adopts the World Gold Council’s (“WGC”) Conflict-Free Gold Standard (“CFGS”) and publishes its first Conflict-Free Gold Report
2012
•Publishes first annual Global Reporting Initiative aligned Sustainability Report for 2011
•Begins participating in the Carbon Disclosure Project (“CDP”)
•Becomes signatory to the International Cyanide Management Code
2011
•Adopts an Environmental Policy and a Health and Safety Policy
2004
•Implements Code of Ethics and Business Conduct

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GOVERNANCE
Social
Communities
We strive to create social and economic capital through all our community programs. Investing in the future of our communities is core to our belief that mining can help to enrich lives and build vibrant communities.
Examples of contributions made over the course of 2024 are noted below:
Community Investment Highlights

Kışladağ, Türkiye	Efemçukuru, Türkiye

•Continued contributions toward improved quality of education through provision of school materials and maintenance of critical community infrastructure, such as community centres and domestic water supply infrastructure
•Continued implementing its Women Entrepreneur Vision Program, in partnership with Women-Friendly Brands, which aims to support local communities, particularly with educational and entrepreneurial opportunities focused on women. In 2024, Kışladağ supported the Eşme Woman Agricultural Development Cooperative and the Eşme Kilim Women and Entrepreneurship Cooperative with equipment donations

•Continued implementation of the Productive Women, Strong Futures project, which aims to address historical socio-economic barriers and foster opportunities for local women through education and entrepreneurship. In 2024, the project continued supporting women-led beekeeping businesses as well as grape-processing through the Kavacık Women’s Enterprises Production and Business Cooperative
• Donations included providing books, stationery, clothing and school-bus services to support access to education in local villages as well as maintenance of domestic and agricultural water infrastructure

Lamaque Complex, Canada	Kassandra Mines, Greece

•Continued multi-year support for local infrastructure projects aiming to support local arts, education, and healthy living, such as contributions to the Val-d’Or hockey arena, Fondation du conservatoire de musique et d’art dramatique du Québec, and Maison de la Famille de Val-d’Or
• Other significant sponsorships for Fondation Santé for a shelter and support home, and the construction of the Institute of Mining and Environmental Research pavilion of the l’Universite du Quebec en Abitibi- Témiscamingue Foundation
•Composting project in partnership with the
Vallée-de-l’Or regional county municipality to purchase local compost to rehabilitate the mine’s tailings facilities.

•Continued support for long-term partnerships, including the EduAct program to deliver STEM workshops across local communities.
•Local infrastructure projects included road repair and construction; maintenance, repairs and upgrades to local water supplies; and installation of street lights in Paleochori.
• Other significant contributions included school renovations and an energy-upgrade study for the Paleochori high school, sponsoring inclusive programs at the Benaki Museum and donations to local healthcare units

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GOVERNANCE
Human Capital Management
The Board believes that attracting, developing and retaining diverse talent globally is vital to Eldorado’s long-term success. The Board, through various committees, and notably the CGNC and Compensation Committee, is responsible for oversight of human capital management (“HCM”) as illustrated below.
Executive Succession Planning
Executive succession planning forms an important component of HCM. Our Board is responsible for ensuring we have the appropriate management in place to execute our long-term strategy. Executive succession management conversations take place annually, or more frequently as deemed appropriate. The Company has a formal development and succession plan for senior management positions in place, and it is reviewed on an ongoing basis, at least annually, by the full Board.
The formal succession plan is reviewed in detail and includes:
•Profiling candidate assessments, considering both external and internal candidates
•Processing and timeline, including candidate readiness: ready now, ready in one year, ready in three to five years, ready in over five years
•Emergency designates for each of the senior executives
•Succession development planning for the CEO and senior executives
•Leadership pipeline and development for the next generation of leadership
•Diversity, equity and inclusion initiatives, and how we anticipate increasing representation from among other designated groups as defined in our Diversity Policy
In 2024, the Board met on two occasions to review the executive succession plan for the CEO and other senior management positions.

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GOVERNANCE
Diversity, Inclusion and Employee Engagement
We believe diverse and inclusive boards and teams are a source of competitive advantage. Decisions about people – including who to hire or promote or which entities to partner with – are among the most critical business decisions we make. These decisions involve finding people and partners with the necessary skills, knowledge, experiences, and other attributes required for the work ahead. In mining, those skill sets are often very specialized, so cognitive diversity is paramount to achieve our vision to build a sustainable, high-quality business in the gold sector.
Because a culture of inclusion starts with the tone at the top, our leadership model, known as Valuable Leadership, is designed with inclusive leadership at its foundation. Through this model and various development modules made available on-demand to our global leadership team, we emphasize the principles of building psychological safety among teams, encouraging worker voice, mitigating unconscious bias in decision-making, and fostering a growth-mindset philosophy among teams. Our site teams build on this foundation, incorporating similar principles and techniques in their local leadership development offerings.

Other Key Human Capital Initiatives in 2024
•Embed MAC TSM Equitable, Diverse & Inclusive Workplaces and Safe, Healthy and Respectful Workplace protocols within SIMS
•Completed a Global Inclusion Survey, measuring trending relative to 2021/2022 baseline surveys
•Continue initiatives focused on improving worker voice, respect, and belonging through site-specific initiatives

As We Move into 2025,
Momentum Will Continue
•Communicate our updated Equity, Diversity, and Inclusion (“ED”I) Strategy internally across all operations
•Expand our Personal Protective Equipment (“PPE”) design and inventory to be more inclusive of diverse people, needs, and accessibility requirements
•Continue to expand front-line worker access to technology across our operations, enabling greater employee equity in our programs, like an employee share purchase plan (“ESPP”), and access to digital learning content

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Key Diversity Milestones

2024
•Achieved for the first time our aspirational target of a minimum of 30% women in senior management
Our Diversity Policy ensures that the CGNC, which is responsible for recommending director nominees to the Board, will continue to consider director candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest-quality directors, the CGNC considers identity diversity and cognitive diversity, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience.
Unconscious bias can adversely impact members of other designated groups in the selection process. We endeavour to mitigate bias in Board appointments and senior management selection processes by:
• Directing third-party recruiters to include at least 50% of candidates from the designated groups, and use blind recruitment techniques
• Ensuring the shortlist to be interviewed includes a balanced number of candidates representing members of designated groups
As part of our Board renewal process overseen by the CGNC and senior management succession planning overseen by the Compensation Committee, the Board and senior management:
• Survey the Board and senior management team to self-identify among one (or more) of the designated groups
• Review the number of individuals in designated groups on the Board and in senior management positions
• Consider opportunities to enhance diversity from designated groups at the Board and senior management levels aligned with our Diversity Policy

2023

•Updated our Diversity Policy for 2024 to reflect intention to maintain at least 30% women and at least 10% from other designated groups (beyond women), to foster representation on each of our board and senior management team of at least 40% from one or more designated groups

2022
•56% of our Board of Directors represented by women
•11% of our Board of Directors represented by other designated groups
•Aspirational target achieved on our Board (5 of 9, or 56%, represent one or more designated groups)

2021
•Updated Diversity Policy to reflect representatives of designated groups including women, Indigenous peoples, people with disabilities, visible minorities and the LGBTQIA2S+ community

2020
•Gender parity at the Board level is achieved

2019
•30% Club Canada target incorporated into Diversity Policy

2018
•First Diversity Policy
•Eldorado joins 30% Club Canada signalling its intention to achieve better gender representation at the Board and senior management levels
•Second female director joins the Board

2014
•First female director appointed to the Board

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GOVERNANCE
Our Diversity Targets
Our Board and senior management’s(1) Diversity Policy can be found in the Governance section on our website (www.eldoradogold.com). The policy includes provision for aspirational targets intended to enhance representation from traditionally marginalized groups, known as “designated groups,” which includes women, Indigenous people (First Nations, Inuit and Métis), visible minorities, persons with disabilities and persons in the LGBTQIA2S+ community. The key targets in the Diversity Policy are:
Women
•A minimum of 30% women directors on our Board of Directors
•A minimum of 30% women on our senior management team
Other Designated Groups(2)
•At least an additional 10% of directors on our Board of Directors be represented by one or more designated groups (beyond women)
•At least an additional 10% of our senior management team be represented by one or more designated groups (beyond women)
The targets for each of the Board of Directors and senior management are designed to foster representation of at least 40% from designated groups on each of our Board of Directors and senior management team.

Representation per self-disclosure as of April 11, 2025
	Board of Directors	Senior management(1)
Total people(3)	8	19
Women
Target	Minimum at least 30% women	Minimum of at least 30% women
Timeframe	Ongoing	Ongoing
Actual	4 (50%)	6 (32%)
Status	Currently met	Currently met
Other designated groups(2)
Combined target	At least additional 10% (beyond women)	At least additional 10% (beyond women)
Timeframe	Ongoing	Ongoing
Indigenous people (First Nations, Inuit and Métis)	1 (13%)	1 (5%)
Visible minorities(4)	1 (13%)	2 (11%)
Persons with disabilities(5)	0 (0%)	0 (0%)
LGBTQIA2S+	0 (0%)	3 (16%)
Combined status	Currently met	Currently met
We currently meet our minimum aspirational targets on women and other designated groups in senior management and among the Board.
Notes:
(1)Senior management includes the President & CEO, Executive Vice Presidents, Senior Vice Presidents, and Vice Presidents.
(2)Given the size of our Board and senior management group, we have not set individual targets for each of the sub-categories under the “Other designated groups,” but have set an overall percentage of 10% from “Other designated groups” (beyond women) for each member of the Board and senior management.
(3)George Burns, President & CEO, is included in both aggregations as he is also a member of the Board.
(4)Persons, other than aboriginal peoples (as defined in the Employment Equity Act (Canada), who are non-Caucasian in race or non-white in colour.
(5)Persons who have a long-term or recurring physical, mental, sensory, psychiatric or learning impairment and who (i) consider themselves to be disadvantaged in employment by reason of that impairment, or (ii) believe that an employer or potential employer is likely to consider them to be disadvantaged in employment by reason of that impairment.

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Governance
Governance is an integral part of our overall ESG strategy, which the Board, together with the CGNC, oversees. We recognize the value of good governance practices, are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and communicating openly with our stakeholders.
We comply with Corporate Governance Guidelines and disclosure standards that apply to Canadian companies listed on the TSX as well as with corporate governance standards that apply to us as a foreign private issuer listed on the New York Stock Exchange (“NYSE”) and registered with the SEC. In 2023, we completed a regularly scheduled review of our Corporate Governance Guidelines and made minor amendments. Our corporate governance guidelines were reviewed again in 2024, but no further amendments were made.
As a foreign private issuer, we follow home-country practices in lieu of certain provisions of the NYSE and SEC. The ways in which our corporate governance practices as a foreign private issuer differ from those followed by domestic companies are disclosed on our website (www.eldoradogold.com/our-company/governance).
In 2024, we continued our focus on the following key governance areas:
•Executive succession planning
•A commitment to diversity and inclusion
•A roll-out of our Gifts and Entertainment Procedures
•Modern Slavery Report and associated training
•Code of Ethics training
Our Code of Ethics and Business Conduct (the “Code”) was also updated and can be found on our website (www.eldoradogold.com). For further information on these items, please refer to the sections below.
Ethical Business Conduct
Our Code is designed to promote integrity and deter wrongdoing by setting out the legal, ethical and regulatory standards we follow in all our activities. The Code applies to our directors, officers, employees and contractors, and it reinforces our commitment to ethical business conduct. Complying with the Code and maintaining high standards of business conduct are mandatory, and the Board relies on the oversight of our internal controls to monitor compliance with the Code.
The Code addresses the following key areas:
•Promoting a workplace that is free from discrimination and harassment based on race, colour, religion, sex, age, national origin, disability, sexual orientation or other factors
•Handling conflicts of interest, including transactions and agreements where a director or executive officer has a material interest
•Protecting and properly using our corporate assets
•Keeping our corporate information confidential and providing for securities-trading restrictions in appropriate circumstances
•Treating our security holders, customers, suppliers, employees and competitors fairly and ethically
•Complying with laws, rules and regulations
•Reporting any illegal or unethical behaviour without fear of retaliation
Directors, officers, employees and contractors must read the Code when they join the Company or start working for us.
The Code is reviewed annually and updated to provide continued compliance with our business principles, which form the foundation of how we do business everywhere we operate.
The Code is posted in all our offices and operations. It is also available on our website (www.eldoradogold.com), the SEDAR+ website (www.sedarplus.ca) and by contacting our Corporate Secretary.
We also conduct training on our Code across the Company and have built out a compliance function with resources at all our sites and in each of our jurisdictions of operation.

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GOVERNANCE
The Board monitors compliance with the Code. Quarterly reports are provided to the Audit Committee on activities related to any whistleblower reports while the CGNC receives regular updates on compliance training for employees. Each director and officer is required to review the Code and sign off annually to confirm that they understand the Code and have complied with it. In addition, employees are required to review and sign (with any required disclosures) a compliance certificate upon commencement of employment. The Board has not granted any waivers of the Code and no material change reports have been filed that pertain to any conduct of a director or officer that would constitute a departure from the Code. Our independent Board members will also consider any transactions or agreements in which a director or officer of Eldorado has a material interest. The independent Board members will review and approve all such transactions.
The corporate office, through human resources and legal department, provides training programs to ensure that all employees are well-versed in the Company’s policies and leadership skills. These training sessions are conducted via third-party online platforms, with one platform dedicated to policy training and another specifically for leadership development.
In 2024, Eldorado successfully delivered Code of Ethics training to all employees with email addresses across all our locations. This initiative ensured that every employee was aware of and adhered to the Company’s ethical standards. Additionally, after the filing of our inaugural Modern Slavery Report, we rolled out a specialized training program focused on preventing human trafficking. This training was targeted at executives, senior leaders, management, site and country managers, as well as members of the procurement, accounts payable, human resources, and legal teams on a global scale. The primary objective of this training was to raise awareness about human trafficking and equip these key personnel with the knowledge and skills necessary to identify and prevent such activities within our operations and supply chain. This comprehensive approach underscores our commitment to ethical practices and the well-being of all individuals involved in its operations.
Whistleblower Policy and Hotline
As part of the Code, we adopted a Whistleblower Policy and a related reporting hotline operated by an independent third-party provider, so that any director, officer or employee can confidentially and anonymously report any concerns about our financial statements, accounting practices or internal controls, or any suspected or known illegal behaviour that violates laws, government regulations or our Code.
Reports can be made anonymously over our whistleblower hotline to:
EthicsPoint
www.eldorado.ethicspoint.com (Click “File a new report”)
t: 1 866 384 4277
Chair of the Audit Committee
John Webster
c/o 550 Burrard Street, 11th Floor, Vancouver, BC, V6C 2B5
e: john.webster@eldoradogold.com
Executive Vice President, General Counsel and Chief Compliance Officer
Frank Herbert
550 Burrard Street, 11th Floor, Vancouver, BC, V6C 2B5
t:+ 1 604 601 6692
e: frank.herbert@eldoradogold.com
All reports are reviewed immediately and taken seriously by the Chair of the Audit Committee and the members of our Legal and Compliance team. They will discuss the report and determine an appropriate action, which can include an internal or external investigation, and the appropriate response, which can include implementing corrective action and preventative measures as necessary.
Reports can be filed in any language. EthicsPoint will translate a report into English and send it to the Chair of the Audit Committee, Executive Vice President, General Counsel and Chief Compliance Officer, and the Company’s Internal Auditor for appropriate follow-up.
The whistleblower hotline is tested periodically as part of Eldorado’s internal control procedures.
We will not condone any retaliation against a person, who in good faith, reports violations to the Company.

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Anti-Bribery and Corruption Policy
Eldorado is committed to maintaining high ethical and legal standards. We use our best efforts to comply with both the legislation and spirit of the growing body of international anti-bribery and corruption laws and to prevent actions that result in breaches of legislation and the appearance of impropriety. The Company has implemented an Anti-Bribery and Corruption Policy (“ABC Policy”) designed to provide guidance, training and tools to Eldorado’s directors, executives, senior officers, management, employees, consultants, contractors and advisors, so that all parties understand their obligations to the Company and in the countries and regions where we operate.
The ABC Policy prohibits offering, promising, giving or authorizing the giving of anything of value to any person, including a government official, in an attempt to influence them through bribery in any form, and it prohibits any Eldorado party from accepting any such bribe in order to provide an improper advantage.
We expect all those parties who represent Eldorado to be vigilant and maintain their knowledge about the corruption risks that the Company faces in our business units and jurisdictions where we operate.
Directors and officers must read the ABC Policy when they join the Board or start working for us. They must acknowledge that they understand the ABC Policy and attest to their compliance annually.
We also conduct training on our ABC Policy across the Company and have built out a compliance function with resources at all our sites and in each of our jurisdictions of operation.
In 2024, we completed our regularly scheduled review of the ABC Policy. No further changes have been made.
In 2024, we launched new Gifts and Entertainment Procedures (“G & E Procedures”), which supplement the ABC Policy. The G & E Procedures set out the standards which all Company representatives are expected to follow when offering or accepting any gift, entertainment or hospitality. The G & E Procedures also require pre-approval for certain gifts and entertainment and prescribe a new reporting procedure which is overseen by the Executive Vice-President, General Counsel and Chief Compliance Officer. The G & E Procedures currently apply to all employees based in the Vancouver and Amsterdam corporate offices. In 2025, the G & E Procedures will be expanded to apply to senior leaders and selected functional personnel in the Company’s global operating sites and regional offices.
A copy of our ABC Policy is available on our website (www.eldoradogold.com).
Insider Trading Policy
Our Insider Trading Policy prohibits insiders (including officers, directors, contractors and employees of the Company) from purchasing or selling the Company’s securities (or related financial instruments) while having access to undisclosed material information about the Company. Insiders are also prohibited from informing other persons of any undisclosed material information about the Company.
In 2023, we completed our regularly scheduled review of the Insider Trading Policy. Minor amendments were made to align with industry standards and best practices. No further changes were recommended in 2024.
Anti-Hedging
The hedging of shares or related financial instruments by directors or officers is prohibited under the terms of our Insider Trading Policy. A copy of our Insider Trading Policy can be found on our website (www.eldoradogold.com).

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GOVERNANCE
About the Board
Our Board of Directors oversees management, which is in turn responsible for the day-to-day conduct of our business.
The Board is responsible for acting in good faith in the Company’s best interests, exercising care, diligence and skill in carrying out its duties and responsibilities, and for meeting its obligations under the Canada Business Corporations Act (“CBCA”), our articles and our by-laws, and any other relevant legislation and regulations governing our business.
The Board will carry out this responsibility purposefully in accordance with (i) the Company’s vision to build a safe, sustainable, high-quality business in the gold mining sector, creating value today and for future generations; (ii) the Company’s corporate strategy focus areas including People and Capabilities, Safety and Sustainability, Operational and Project Excellence, and Financial Strength and Returns; and (iii) the Company’s global sustainability framework for responsible mining that includes commitments to safe, inclusive and innovative operations; engaged and prosperous communities; responsibly produced products; and a healthy environment, now and for the future.
Duties and Responsibilities
The Board works with management throughout the strategic planning process to establish long-term goals and is responsible for monitoring our progress in achieving our corporate strategy.
We have a highly engaged Board that takes an active role in:
•Assessing and monitoring internal systems for managing the risks inherent in our business
•Overseeing the establishment of our standards of ethics, risk management, succession planning, compliance with applicable laws and regulatory policies, financial practices, disclosure and reporting
•Overseeing our culture, practices and procedures on health and safety
•Overseeing our ESG strategy including initiatives, practices and procedures relating to the environment, community relations and HCM, and governance
The Board has adopted written Terms of Reference that describe its responsibility for stewardship, including:
•Being satisfied with the integrity of the CEO and other executive officers and their effort in creating a culture of integrity throughout the organization
•Adopting a strategic planning process and approving the strategic plan at least once a year, including addressing the opportunities and risks of our business, among other things
•Identifying the principal risks of our business and overseeing the implementation of appropriate systems for managing these risks
•Overseeing our succession planning, including appointing and monitoring the development of senior management
•Overseeing our internal control and management information systems
•Overseeing the development of our approach to corporate governance, including specific governance principles and guidelines for the Company
•Overseeing the development of a process for receiving feedback from shareholders and holders of other securities
•Adopting a description of the expectations and responsibilities of directors, including preparing for meetings and meeting attendance
What We Expect of Our Directors
When elected to our Board, we expect our directors to commit their time and expertise, act with integrity, and be good collaborators for the benefit of the Company and its stakeholders.
Directors are responsible for understanding the roles and responsibilities of the Board as a whole and their individual role as director, as mandated in the Terms of Reference and the Code.
Directors receive a comprehensive orientation when they join the Board, so that they understand its role and the role of the committees, the contribution we expect of each director, and the nature and operation of our business. They are responsible for maintaining continued familiarity with Eldorado’s activities and building relationships with senior management.

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Position Descriptions
The Board has developed Terms of Reference for the Chair of the Board and its committees. These Terms of Reference are reviewed annually to confirm we comply with corporate governance regulations and guidelines set by securities regulators and the stock exchanges on which we are listed.
The Board has also created and approved a position description for the CEO that is reviewed annually by the Compensation Committee, in combination with the CEO performance evaluation.
The Board’s Terms of Reference are attached in Schedule A: Terms of Reference for the Board on page 129. The Board’s Terms of Reference, the Terms of Reference for the Chair of the Board and all our five standing Board committees are available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.
In early 2024, we completed our regularly scheduled review of the Terms of Reference for the Chair, the Board and the various committees. The Board approved minor amendments as recommended by that review.
Director Independence
The Board, with recommendations from the CGNC, considers a director “independent” if they have no direct or indirect material relationship that the Board believes could reasonably be perceived to materially interfere with the exercise of independent judgement in accordance with National Instrument 58-101 and the independence requirements of the NYSE.
The Board considers the relationship of the Company to each of the directors and has determined that seven of the eight current directors and director nominees are independent. Mr. Burns is not independent, as he is considered to have a material relationship with the Company in his position as President & CEO.
See also “Independence Review of Long-standing Directors (over nine years)” on page 47.
Independent Chair and Board Committees
The Board has determined that the Chair of the Board is independent. Our five standing Board committees consist entirely of independent directors.
Director Succession Planning and Board Renewal
The Board has a proactive and robust director succession-planning process. The CGNC is responsible for identifying and recommending director candidates for election to the Board at each annual meeting or to fill vacancies on the Board. Director candidates are assessed on their individual qualifications, experience, diversity and expertise as well as their integrity, professionalism, values and independent judgement.
The CGNC uses a matrix that lists the skills the Board feels are necessary in fulfilling its duties and responsibilities in overseeing our strategic direction, management and the Company’s affairs. This skills matrix is updated regularly, reviewed annually, and used as a reference tool for continual assessment. The current skills matrix for our director nominees is detailed on page 45.
As part of its director succession planning process, the CGNC:
•Sets aside time at regularly scheduled meetings to discuss the Board’s current mix of skills, experience and competencies to help identify the skill sets and individuals that will enhance the proficiency and effectiveness of the Board
•Engages an independent third party to assist with identifying possible candidates for election to the Board who meet the established criteria and who have sufficient time available to devote to Eldorado’s affairs (see page 47 for information on overboarding). In line with our Diversity Policy, third-party recruiters are directed to ensure that at least 50% of their candidates are from designated groups and to incorporate blind-recruitment techniques, where possible
•Proposes possible candidates from a short list of director candidates for consideration
•Conducts a process for interviewing potential candidates and approving any new director. All directors and executive officers have the opportunity to participate in the interview process
•Recommends to the Board the final list of director nominees for Board approval

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GOVERNANCE
Director Nomination Review Process
The chart below summarizes our annual review process undertaken in nominating director candidates.
Ms. Farrow will not be standing for re-election at our 2025 Meeting. As part of the Board’s succession planning and director nomination process described above, Mr. Barma has been nominated for election at the 2025 Meeting. Mr. Barma brings a broad range of business acumen and experiences that will complement the Board’s skill set – please see “Director Nominee Skills Matrix” below. As a result of these changes, the Board will further consider the appropriate recomposition of the Board’s standing committees following our 2025 Meeting.
The Board is committed to bringing fresh thinking and new perspectives to the Board while maintaining an appropriate degree of continuity, institutional knowledge and experience necessary for an effective and efficient Board. In furtherance of these objectives, the Board will continue to review its skills matrix, succession plans and the experience of all directors in 2025, and anticipates searching for and recruiting, as necessary, new directors to fill any identified gaps on the Board, if applicable, and allow for the orderly transition for any departure of directors in the future.
Five of our director nominees that currently serve on the Board (as noted below) were elected or appointed within the last 10 years.

•George Burns, April 2017 •Teresa Conway, June 2018 •Judith Mosely, September 2020 •Carissa Browning, January 2022 •Stephen Walker, June 2022	Over 71% of our independent director nominees have tenure of nine years or less, with average tenure of approximately five years.
For details of our independence review of long-standing directors, please see page 47.

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Director Nominee Skills Matrix

	Hussein Barma	Carissa Browning	George Burns	Teresa Conway	Judith Mosely	Steven Reid	Stephen Walker	John Webster

Relevant industry skills
Mining industry	✓		✓	✓	✓	✓	✓	✓
Sustainability	✓	✓	✓	✓	✓	✓	✓
Decarbonization and Climate Change	✓		✓	✓	✓	✓
Engineering			✓			✓
Geology			✓				✓

General business skills
Accounting	✓			✓				✓
Compensation	✓		✓	✓		✓	✓
Human capital matters		✓	✓	✓		✓	✓	✓
Corporate governance/ Compliance	✓	✓		✓				✓
Finance	✓		✓	✓	✓		✓	✓
Investment banking		✓			✓		✓
Legal	✓	✓
Mergers & acquisitions	✓	✓	✓		✓	✓	✓	✓

Diversity profile
Location	U.K	Canada	Canada	Canada	U.K.	Canada	Canada	Canada
Age	59	51	65	67	60	69	69	70
Gender	M	F	M	F	F	M	M	M
Tenure (years)	0	3	8	6	4	11	2	10

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GOVERNANCE
Board Evaluation and Assessments of Individual Directors
As part of our Board evaluation process, the CGNC oversees an independent, in-depth assessment of the Board and its committees. Sheppard Partners Inc. was engaged to facilitate this year’s evaluation, focusing not only on the backward-looking aspect of an evaluation but also on forward-looking items aimed at enhancing Board effectiveness. The process involved interviews with individual Board members and management, supplemented by comprehensive surveys. This approach provided valuable insights and best practices, alongside recommendations to enhance Board performance.
Upon completion, the data and feedback from the directors and senior management were reviewed, analyzed and summarized in a written report. The report was then reviewed with the Board Chair and the Chair of the CGNC prior to being shared with the Board as well as each committee Chair. With input from both the Board and the organization, the report provided a holistic analysis designed to stimulate transformative growth.
We believe that engaging in this process aligns the Board with driving organizational value for Eldorado’s long-term goals and ensures practices are in place for more rigorous checks and balances that uphold its high standards of governance.
The annual Board evaluation process will continue to be administered externally over a two-year cycle. In 2025, we anticipate conducting individual director assessments.
Additionally, internal evaluations were held for each committee to ensure that committee meetings and practices are effective and that each committee fulfilled its responsibilities under their respective Terms of Reference.

This Board-evaluation process will continue to be administered externally and as outlined above.

Feedback Incorporated over the Past Five Years

•Board working group reviewed and implemented enhancements to the Board processes and communication with senior management
•Conducted year-round planning for director succession and Board refreshment, including a review and analysis of the skills, attributes and expertise preferred for future Board nominees. This led to the addition of four new directors with diverse skills and backgrounds

•Rotated committee Chairs, with Ms. Conway chairing the Compensation Committee, Ms. Mosely chairing the Sustainability Committee, Ms. Farrow chairing the Technical Committee and Ms. Browning chairing the CGNC
•Strengthened Board oversight on:
•Strategic planning
•Enterprise Risk Management (“ERM”) at the operational and corporate levels
•Cybersecurity and Artificial Intelligence
•Crisis management
•Sustainability

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GOVERNANCE
Overboarding: Serving on Other Boards
Some of our directors serve on the boards of other public companies in Canada or another country or jurisdiction. See the director profiles starting on page 21 for information on each director.
A director must notify the Chair of the Board and the Chair of the CGNC prior to joining another board. The CGNC will make an assessment to determine when a conflict of interest is considered to exist, and the director will be notified of the assessment results.
Directors are considered overboarded if they sit on a number of boards that could result in excessive time commitments and an inability to fulfill their duties. The CGNC and the Board will consider the nature of and time involved in a director’s service on other non-public company boards or other organizations when evaluating the suitability of director nominees and making recommendations to Company shareholders for election.
Our Corporate Governance Guidelines mandate that without written approval from the Chair of the Board:
(i)No director may serve on more than four public company boards (including the Company’s Board) and no member of the Audit Committee may serve on more than three public company audit committees (including the Company’s Audit Committee)
(ii)No director who serves in the position of CEO, or an equivalent position at a public company, may serve on more than two public company boards (including the board of the company where they serve as CEO)
Further, any Audit Committee member’s service on over three public company audit committees will be subject to the Board’s determination and written approval that the member is able to effectively serve on the Company’s Audit Committee. This determination will be disclosed in the Company’s Management Proxy Circular.
None of our directors is considered overboarded.
Term Limits
The Board does not believe that the overall length of service an individual serves as a director should be mandated. Directors who have served on the Board for an extended period can provide valuable insight into the operations and future of the Company, given their experience with and knowledge of the Company’s history, policies and objectives. The Board believes that, as an alternative to term limits, assurance that the Board continues to evolve and adopt new perspectives can be gained through a robust evaluation and board-renewal process described in our Corporate Governance Guidelines and our Diversity Policy.
Independence Review of Long-standing Directors (over nine years)
While we believe our long-standing directors add value, having independent directors is an essential requirement of effective corporate governance. If an independent director is nominated to serve beyond nine years, the Board will undertake a formal review to evaluate that director’s continued independence as defined under the applicable TSX and NYSE criteria, and consider other relevant facts and circumstances. The independence determination will be disclosed in the Company’s Circular.
Two of our director nominees, Mr. Steven Reid and Mr. John Webster, have served on our Board for 11 and 10 years respectively. In accordance with our Corporate Governance Guidelines, the Board undertook a review to make a determination on their continued independent status. While both Mr. Reid and Mr. Webster continue to meet the independence requirements under the applicable TSX and NYSE criteria, the Board also considered other factors, including:
•The overlap and interaction with management, which can lead to more cohesiveness between independent directors and management, resulting in agreement and consensus, which may prevent independent directors from critically challenging management; and
•The relevance of Mr. Reid’s extensive technical mining expertise, Mr. Webster’s financial expertise and their experience across a broad range of corporate transactions, which enable them to critically assess and challenge management and the Board in these key areas.
As a result, the Board has determined that it considers both Mr. Reid and Mr. Webster as independent directors. None of our other director nominees for consideration at the 2025 Meeting have served more than nine years.

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GOVERNANCE
Retirement Age
Our Board has established a retirement threshold for directors, which is at the end of the annual meeting following their 73rd birthday. The Board, however, has discretion on extending a director’s retirement age, if it considers that such an extension is in the best interests of the Company.
None of our directors has reached the retirement age.
Orientation and Continuing Education
Our orientation process familiarizes new directors with our business, including the role of senior management; our exploration, development and operation activities; the role of the Board and Board committees; and our expectations of individual directors. Directors receive monthly reports from management and in-depth reports at quarterly Board meetings, attend annual presentations by our international senior management, and visit our sites to experience our operations, development and exploration projects first-hand.
The Board is also responsible for ensuring that directors are provided with continuing education opportunities. While the CGNC, along with management, organizes education sessions on topics of interest or concern to directors, the Board believes that each director should remain abreast of developments in their area of expertise and commit to continuing education. To support this, we provide financial assistance to directors who attend externally organized educational sessions, seminars or conferences as well as membership in the ICD.
During 2024, our Board attended four internally organized education sessions (as highlighted in green in the chart on the following pages) and directors attended numerous external sessions including 14 Board education sessions, five cybersecurity-related sessions, 11 ESG-related sessions, eight financial-related sessions, four global outlook sessions, 14 industry-knowledge sessions, five mining industry conferences, and other programs individually sponsored by a variety of organizations across a broad range of topics as illustrated in the chart on the following pages.

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Category	Date (2024)	Subject	Attendees	Presented by
Board Education	March to October	Institute of Corporate Directors Program	C. Browning	Institute of Corporate Directors (ICD)
	April 10	Organization Resilience: Why It Matters	T. Conway C. Browning	Institute of Corporate Directors (ICD)
	April 10	Enterprise Risk	T. Conway	PWC Director Connect
	April 30	The Role of the Board in Responsible Supply Chain Management	S. Walker	ICD sponsored Member One-hour Panel Webinar
	April 1	Charting the Future of Canadian Governance	C. Browning	Institute of Corporate Directors (ICD)
	May 15	Board Oversight of Climate Change - Module 2	G. Burns	Institute of Corporate Directors (ICD)
	May 29	Board Oversight of Climate Change - Module 3	G. Burns	Institute of Corporate Directors (ICD)
	July 16	The Boards Evolving Role in Climate Governance	S. Walker	ICD sponsored Member One-hour Panel Webinar (Replay)
	September 23	Code of Ethics and Business Conduct	All Directors	Eldorado led
	October 2	Is intentional Culture-by-Design the Real Key to Future proofing Our Sector	J. Mosely	Women in Mining
	October 29	Strategic Community Investment	All Directors	PwC (Eldorado led)
	December 24	Proxy Season Trends and Tips	J. Mosely	Diligent Boards (Tamara Brightwell, Wilson Sonsini) Virtual
	December 24	Best Practices for CEO Transition (online)	J. Mosely	Diligent Boards (Tom McNeill, a partner at Meridian Compensation Partners)
	December 24	The key to director onboarding (online)	J. Mosely	Diligent Boards (Tracey-Lee Brown, Director at PwC Governance Insights Center)
Cybersecurity	February 21	Director and Officer Liability for Cyber Attacks	S. Walker	ICD sponsored Member Panel Webinar Hosted by TORYS (Replayed)
April 17 to June 11	Professional Certificate in Cybersecurity Leadership
1. Analyzing Cybersecurity Threats
2. Assessing Cybersecurity Controls
3. Conducting Cybersecurity Risk Analysis
		4. Preparing a Cybersecurity Communications Strategy	C. Farrow	Cornell University
	July 24	Cybersecurity: Crisis & Resilience	All Directors	PwC (Eldorado led)
	October 15	Cyber Webcast Series - ELD’s 2024 Cyber awareness Campaign (2 of 4)	All Employees	Eldorado
	October 23	Cyber webcast series - ELD's 2024 Cyber awareness campaign (3 of 4)	All Employees	Eldorado

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Category	Date (2024)	Subject	Attendees	Presented by
ESG	January 17	Sustainability in Supply Chains (by Vale)	C. Farrow	Women in Mining Canada Toronto Presentation
	January 24	Optimizing Indigenous Partnerships & Project Financing	S. Walker	ICD sponsored Member One-hour Panel Webinar
	January 31	Implementation of the new TSM EDI Workplaces Protocol - Session 1 Introduction	S. Walker	Mining Association of Canada, CIM & Mining Industry HR Council One-hour Webinar
	February 28	The new TSM EDI Workplaces Protocol Session 2, Corporate Leadership & Strategy	S. Walker	Mining Association of Canada, CIM & Mining Industry HR Council One-hour Webinar
	February 28	Implementation of the New TSM EDI Workplaces Protocol Session 3, Implementing ED&I	S. Walker	Mining Association of Canada, CIM & Mining Industry HR Council 1.5-hour Webinar
	March 13	Implementation of the New TSM EDI Workplaces Protocol Session 4, ED&I Data & Objectives	S. Walker	Mining Association of Canada, CIM & Mining Industry HR Council 1.5-hour Webinar
	March 27	Implementation of the New TSM EDI Protocol Session 5, Psychology Safety & Respectful Behaviour	S. Walker	Mining Association of Canada, CIM & Mining Industry HR Council 1.5-hour Webinar
	September 23	Fundamentals of Climate Governance	T. Conway	Institute of Corporate Directors (ICD)
	September 25	Charged-Up: What Do Countries Need to Get Right to Secure Their Share of the Energy Transition	J. Mosely	Women in Mining
	October 1	Preventing Human Trafficking	All Directors	Eldorado
	November 20	The Boards Role in Climate Challenge	T. Conway	Deloitte Global Boardroom
Financial	January 30	The Future of Sustainability Reporting with ISSB Standards Confirmation	S. Walker	ICD sponsored Member One- hour Panel Webinar
	February 8	Year-End Financial and Regulatory Reporting Update	T. Conway	PWC Year-End Financial and Regulatory Reporting Update
	March 26	How Directors Can Maximize the Power of Their Internal Audit Function	T. Conway	KPMG Board Leadership
	April 16	The Future of Sustainability Reporting with ISSB Implementation	S. Walker	ICD sponsored Member One-hour Panel Webinar
	July 11	Vancouver Audit Committee Roundtable	J. Webster	KPMG
	October 2	The Role of the Audit Committee in Building Trust	T. Conway	Deloitte Global Boardroom
	November 15	IA Governance	S. Walker	ICD sponsored One-hour Webinar AI Series with Gopi Kallayil, Google LLC 10 of 11
	December 13	IA Tsunami Wrap-up Session	S. Walker	ICD sponsored One- hour Webinar AI Series with David R. Beatty, 11 of 11
Global Outlook	January 10	Economic Outlook	T. Conway	Deloitte Global Boardroom
	January 24	Markets and Commodity Outlook - What’s in Store for 2024	J. Mosely	Women in Mining
	April 18	Geopolitics, Sanctions and Resource Nationalism	J. Mosely	Women in Mining
	September 11	Economic Market Update (Mark Bayko, RBC)	C. Farrow	RBC Dominion Securities Luncheon and Presentation

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Category	Date (2024)	Subject	Attendees	Presented by
Industry Knowledge	February 5 to 9	Mining Indaba	J. Mosely	Annual Mining Conference in Cape Town
	February 26 to 28	Annual Mining & Metals Investor (Florida)	C. Farrow	BMO Global Metals, Mining & Critical Minerals Conference
	March 3	Fostering Cooperation & Efficiency Through Implicit Geology Modelling (by Dassault Systems)	C. Farrow	Canadian Institute of Mining Webinar
	March 3	A Textural & Trace Element Study of Pre-ore Pyrite Types at the Kamoa-Kakula Sedimentary Rock-Hosted Copper, Deposit, Democratic Republic of Congo (by Christian Frost)	C. Farrow	Laurentian University MSc Thesis Defense
	March 5	Caterpillar: Holistic Approach to the Energy Transition	S. Reid	The Prospectors & Developers Association of Canada (PDAC) Keynote Address
	March 5	Capital: Where Will The Money Come From?	S. Reid	The Prospectors & Developers Association of Canada (PDAC) Panel Discussion
	March 6 to 8	PDAC Mining & Exploration Conference	C. Browning S. Walker	Prospectors & Developers Association of Canada (PDAC)
	March 13	The Development of the World Class Canadian Malartic Gold Mine (Webinar)	S. Reid	Canadian Institute of Mining & Metallurgy
	March 3 to 6	Annual Mining Trade & Investor Show	C. Farrow	The Prospectors & Developers Association of Canada (PDAC)
	May 7 to 9	Annual Mining & Metals Investor (California)	C. Farrow	Canaccord Genuity Global Mining & Metals Conference
	May 21	Navigating Seismic Hazard Results for Critical Mine Facilities	S. Walker	ICIM sponsored One- hour Webinar
	June 10	High purity Manganese Seminar	J. Webster	McKinsey
	September 4	Potential Field Geophysics for Mineral Exploration Geoscientists (by Omid Bagherpur, BHP)	C. Farrow	Toronto Geological Discussion Group Presentation / Webinar
	September 26 & 27	Annual Rare Earth Conference	C. Farrow	Rare Earth Mining, Metals & Motors Conference 2024

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Category	Date (2024)	Subject	Attendees	Presented by
Other	January 16	A Structural Re-interpretation of the Emplacement of Silver-bearing Five-element Veins in Canada's Oldest Mining Camp, Cobalt, Ontario (by David Lewis, VPX Kuyya Silver Corp)	C. Farrow	Sudbury Prospectors & Developers Association Presentation / Webinar
	February 9	Demystifying Generative AI: How to Harness its Power for Strategic Advantage	S. Walker	ICD sponsored One-hour Webinar AI Series 1 of 12
	February 22	Adopting AI: What I've Learned Establishing Legal Policy for LLM's in Institutions	S. Walker	ICD sponsored One-hour Webinar AI Series, Carol Piovesan, INQ Law 2 of 12
	March 22	Using AI as a Force Multiplier in Large Organizations	S. Walker	ICD sponsored One-hour Webinar AI Series with Gopi Kallayil, Google LLC 3 of 12
	April 1	Implications of an Evolving Economy in Alberta	C. Browning	Institute of Corporate Directors (ICD)
	May 16	Responsible Leadership Harnessing AI for the Greater Good	C. Farrow	Cornell University Keynote Panel Webinar
	May 1	Osgoode Law School - Mining Law Certificate: Indigenous Engagement	C. Browning (Instructor)(1)	Osgoode Law School
	June 1	Women in Mining BC (WIMBC): Integrating Indigenous Communities and Cultures in the Mining Industry	C. Browning	Women In Mining BC (WIMBC)
	June 1	Canadian Renewable Energy Association (CanREA) Energy Storage Alberta Summit “Arbitraging the Market: Energy Storage Market Opportunities in Alberta”.	C. Browning	Canadian Renewable Energy Association (CanREA)
	September 9	Election 2024: The Future of Democratic Foreign Policy (Senator Chris Murphy)	C. Farrow	RBC / Atlantic Council Webinar Panel Discussion
	September 24	Snowline Gold - Discovery & Geology of the Valley Deposit, Yukon (Scott Berdahl, CEO)	C. Farrow	Toronto Geological Discussion Group Presentation and Webinar
	October 1	The Importance of Due Diligence in Avoiding International Arbitration	C. Farrow	Managing Risks in Mining Presentation (Lalive LLP & Wildeboer & Dellelce)
	October 3	Executive Succession & Transition Planning	S. Reid	Hugessen Consulting Inc.
	October 3	Governance in an Era of Moral Polarization	T. Conway	Institute of Corporate Directors (ICD)
	October 16	Geopolitics and the US Election: What Boards Need to Know	T. Conway	Deloitte Global Boardroom
	October 21	2024 US Elections: Implications for Canadian Business and Beyond	T. Conway	PWC Director Connect
	October 24	US Election with Grant Sprague and Gitane De Silva	C. Browning	Institute of Corporate Directors (ICD)

(1) Ms. Browning was the instructor for this course and not a participant.
Site Visits
In April 2024, all our current directors visited the Lamaque Complex in Val d’Or Québec as it celebrated its five-year anniversary. The site visit was held in conjunction with the Company’s First Quarter 2024 quarterly Board and Committee Meetings. As part of this site visit, the Board also completed an underground tour, surface tour, mill tour and exploration presentation by Eldorado Gold Québec’s exploration personnel.
In October 2024, the Technical Committee of the Board, accompanied by Simon Hille (Executive Vice President, Technical Services & Operations), conducted site visits during the week of October 21, 2024. They visited the Skouries project and Olympias mine in Greece and the Kışladağ mine in Türkiye. At each location they met with site personnel and discussed the relevant technical aspects of the site.
Independent Advice
The Board’s Terms of Reference allow a committee of the Board or an individual director to engage outside advisors if they believe it is necessary to carry out their responsibilities. The Company is responsible for the costs of the advisor services, as approved by the Chair of the Board or the committee Chair.

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Conflicts of Interest
We are not aware of any existing or potential conflicts of interest between us or any of our directors or officers that have not been disclosed to the Board, except that certain of our directors serve as directors of other public companies. It is therefore possible that a conflict could arise between their duties as directors of Eldorado and their duties to other companies. Our directors and officers are aware of the laws governing the accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest to the Chair of the Board and to the CGNC that may arise, and that they are expected to govern themselves to the best of their ability according to our policies and applicable laws.
In compliance with the CGNC’s Terms of Reference, the CGNC has established a process by which to determine when a conflict of interest is considered to exist between a director and the Company and the procedures by which to report or disclose such conflict; it also makes provisions for the review by the CGNC of any conflict of interest issues identified or reported. Following its review, the CGNC will make such recommendation to the Board for a decision on any action to be taken.
The Board takes appropriate measures to exercise independent judgement when considering any transactions and agreements. If a director has a material interest, the director is obligated to recuse himself or herself from the appropriate portions of the Board and committee meetings, so that the remaining directors can discuss the issue openly and candidly.
Related-party Transactions
The Audit Committee, in conjunction with the Board, has oversight of related-party transactions. As part of its mandate, the Audit Committee will review any related-party transactions before they are sent to the Board for approval.
We take the following steps as part of this review process:
•Annually, each director and executive officer of the Company completes a Director and Officer Questionnaire that requires disclosure of any transaction, arrangement or relationship with us during the last fiscal year in which the director or executive officer, or any member of their immediate family, had a direct or indirect material interest
•We expect each director and executive officer to promptly report to the Audit Committee any direct or indirect interest that they or an immediate family member had, has, or may have in a transaction in which we participate
There were no related-party transactions reported in 2024.
Director Equity Ownership
The Board believes share ownership is important because it aligns the interests of our directors and executive officers with the Company’s interests and those of our shareholders.
The Board is mandated to own five times their annual cash retainer within five years of being elected or appointed to the Board. Equity ownership includes Eldorado shares and DUs. For more information on director equity compensation and DUs, please refer to pages 63–65.
Our President & CEO is mandated to own at least four times his annual base salary in Eldorado equity. All the executive officers are required to hold at least two times their annual base salary in Eldorado equity. Equity ownership includes Eldorado shares and vested and unvested RSUs. Equity ownership requirements must be achieved within five years of appointment as an executive officer to the Company.
Under the terms of the independent director and executive officer equity ownership mandate, all of the independent directors and executive officers have met or are on track to meet their equity ownership requirements. We measure the value of the director and executive officer equity holdings at the higher of the value at issue date or fair market value at December 31 of the previous year (December 31, 2024).

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Strategic Planning
The Board, in consultation with management, oversees the development, progress and fulfillment of Eldorado’s strategic goals.
At least one meeting per year is set aside with our directors as a strategic planning session. At these meetings, the Board reviews the strategic plan in detail, developed by management, taking into consideration both the opportunities and risks of the business. The strategic objectives are reviewed by the Board on a regular basis, with adjustments to the plan discussed and implemented as needed. Time is allocated at each quarterly Board meeting for strategy discussion.
The Board reviews and approves the budget for the ensuing year and the five-year plan. Management’s progress in meeting our strategic and operational goals is reviewed by the Board throughout the year, via a balanced scorecard, and considered when determining compensation.
As part of their review, the Board believes its role is to balance performance and compliance by ensuring that management’s actions are:
•Consistent with strategic goals
•Reflective of the corporate culture of our business
•In alignment with our Company’s risk tolerance
Our strategic planning process is outlined below.
In 2022, the Board and management updated our corporate strategy and defined the key results needed to deliver value today and for the future. Our updated strategy is an articulation and clarification of the strategic focus areas and results we are seeking to create long-term value. The four key pillars of our strategy and our performance outcomes are summarized below.
In 2024, the Board reviewed the current strategic plan and confirmed no changes to the primary components of the strategy. In 2025, Management and the Board will review and update our strategy as we come to the end of the five-year plan.
Strategic Planning Process

Review and approve annual budget and five-year plan	Review performance against strategic and operating goals on a quarterly basis	Ongoing review of strategic plan and revisions on an as-needed basis

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Risk Management
Risk management at Eldorado is a process led by our Board and senior leadership which is integrated into our routine business processes. Our Enterprise Risk Management (“ERM”) program is primarily designed to identify and manage current and emerging risks which could impact the organization’s strategic goals and objectives. It is an organization-wide process that is designed to focus on and prioritize management’s effort on the Company’s most significant risks.
The Board is responsible for understanding the principal risks associated with our business and regularly monitoring the systems in place to manage those risks effectively. Our Board delegates responsibility for certain elements of risk oversight to the various Board committees, so that they are addressed by appropriate expertise, attention and diligence, as represented in the chart below. Each of our committees also has a standing agenda item to discuss and assess the current status of risks in their specific areas of expertise.
Quarterly, management undertakes an enterprise-wide process to identify and assess the significant risks of our business. This process includes a bottom-up risk identification and assessment by our operations, regional business units and corporate offices. The risks are then measured in terms of likelihood and impact, with mitigating strategies developed for each risk, which are then monitored by management. From this assessment, reports are prepared and presented to the Board on a quarterly basis.
These processes and the inter-relationships between the Board, its committees and management are represented in the diagram below.
Annually, we perform a strategic risk assessment which represents a renewed, top-down view of our most important and impactful enterprise risks. The process ultimately results in the delivery of a strategic risk report to the Board. In 2024, the risk assessment included the following activities:
•Executive leadership and the Board of Directors performed a refresh and update to the strategic risks through the use of a survey tool which included (1) rescoring the impact and likelihood of each risk, (2) revalidating the Company’s risk appetite, and (3) identifying any new emerging risks for consideration
•Interviews were conducted with the risk survey respondents to validate the results and update the strategic risk profiles
•Mitigating actions related to each strategic risk were identified and documented
•Management conducted a mapping exercise between the resulting identified strategic risks and the corporate / operational subsidiary risk registers to demonstrate alignment within the organization
Management and the Board continually evaluates the Company’s risk-management methodology with the objective of identifying initiatives to progress our ERM program and framework. No significant changes were made to the methodology in 2024. For a comprehensive list of the risk factors affecting our business, please refer to the “Risk Factors” section of our most recent AIF and MD&A.

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Cybersecurity and Artificial Intelligence
The Audit Committee is responsible for overseeing cybersecurity risk, information security and technology risk, and receives quarterly reports from management on the Company’s cybersecurity program.
Some of the steps we have taken to mitigate potential cybersecurity incidents include:
•Implementing ongoing cybersecurity-awareness training for all employees, featuring webinars, training videos, email cyber tips, and participation awards during the first annual Cyber Awareness Month
•Annualized security assessment and remediation programs
•Development and implementation of a cybersecurity strategic plan
•Assessment and updates to remote access multi-factor authentication and email security posture
•Implementation of a vulnerability management plan
•Implementation of an incident response plan and performance of tabletop exercises across all regions
•Utilization of leading cybersecurity tools and services to detect and respond to potential security breaches
•Collaboration with cybersecurity experts in threat intelligence, vulnerability management, proactive and defensive monitoring and incident response
•Conducting audits by internal and external auditors
•Ensuring we have appropriate cybersecurity insurance coverage
In 2024, we formally implemented a cybersecurity-incident response plan and a crisis-response plan, providing a documented framework for handling cybersecurity incidents and coordinating across multiple jurisdictions. The incident response plan, linked to our overall crisis management plan, prescribes roles and responsibilities informed by applicable regulations, including privacy breaches.

As of the date of this Circular, we have not experienced a material or significant cyber-breach.

The Audit Committee also reviews and oversees the Company's utilization of Artificial Intelligence (AI) in operations as well as our strategy for managing AI-related risks, receiving quarterly updates on these initiatives.

In 2024, management conducted a global survey of AI use in the Company and considered the responses from the survey as it developed a set of AI governance principles. Those principles were in turn used to develop an approach to AI-governance. As a formational step to implementing an AI-governance framework, the Board approved a global Acceptable Use of Technology Policy (“AUP”) in early 2025 to regulate the use of our technology by employees and contractors. A complementary AI policy to guide the application of AI technology within our business, will be reviewed with the Board and is expected to be rolled out Company-wide in 2025.
Shareholder Engagement and How to Communicate with the Board and Management
The Board recognizes the importance of engaging in constructive and meaningful communications with the Company’s shareholders and it values their input and insights, which includes encouraging and facilitating shareholders to express their views on governance and other matters directly to the Board.
We have a formal Shareholder Engagement Policy, the full text of which is available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.
We follow a Corporate Disclosure Policy that outlines our commitment to full, accurate, clear and timely disclosure. The Board believes it is the responsibility of senior management to speak on behalf of the Company to shareholders, media, and other stakeholders and external parties. Such exchanges do not include the discussion of material undisclosed information.
In 2024, we completed a regularly scheduled review of the Corporate Disclosure Policy and made amendments to reflect current and enhanced internal practices and to align the policy with various industry standards and best practices.
During 2024, the President & CEO, Vice President of Investor Relations, Communications and External Affairs, and other members of senior management met on a regular basis with shareholders and institutional and retail investors and attended several industry conferences throughout the year.

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At the same time, the Board believes it is important for the Chair and other independent directors, as appropriate, to engage directly with the Company’s shareholders on a regular basis, and at least annually. The Chair will direct communication between the Board and shareholders. During meetings between the Chair and shareholders, senior management may be present at the request of the Chair.
You can communicate directly with the Board by writing to the Chair of the Board at our corporate office:

Chair of the Board
c/o Corporate Secretary Eldorado Gold Corporation
550 Burrard Street, 11th Floor
Vancouver, BC, V6C 2B5, Canada
Please also write “Private and Confidential” on the envelope.
You can also communicate with the Board via our website
(www.eldoradogold.com/contact-us).

The ways that we communicate with our shareholders and the topics we discuss are illustrated below.
Over the past several years, Compensation Committee representatives have periodically engaged with shareholders to receive their input and comments on the Company’s compensation approach and outcome. We will continue to seek and incorporate shareholder feedback as appropriate to refine and enhance our compensation programs on an ongoing basis, consistent with our corporate objectives and strategy.
Throughout 2024, investors were provided with the opportunity to meet and communicate with our executive officers and other members of our management team.
Shareholders can contact the Board via email to the Corporate Secretary (karen.aram@eldoradogold.com) to request meetings with members of the Board.
Shareholder Proposals
We did not receive any shareholder proposals for this year’s 2025 Meeting.
If you want to submit a shareholder proposal to be presented at our 2026 Annual Meeting, it must be sent to our Corporate Secretary during the 60-day period from January 2, 2026 to March 3, 2026, for it to be considered for inclusion in our 2026 Management Proxy Circular.

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Board Committees
The Board carries out its mandate directly or through its committees. In 2024, we had five standing committees, which are fully composed of independent directors. From time to time, the Board may appoint special committees to the Board if warranted by Eldorado’s current business activities. The President & CEO does not participate in making appointments to the committees of the Board. As Ms. Farrow will not be standing for re-election at our 2025 Meeting, the Board will further consider the appropriate recomposition of the standing committees following our 2025 Meeting.
The Terms of Reference for each of the five standing committees as well as our Corporate Governance Guidelines can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.
Audit Committee: 100% Independent
•John Webster, Chair
•Teresa Conway
•Judith Mosely
•Stephen Walker
The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of the Company by:
•Reviewing the integrity and effectiveness of the Company’s systems of internal financial controls for reporting on the Company’s financial condition
•Monitoring the qualifications, independence and performance of the Company’s external auditor and the recommendation of the Board to shareholders for their appointment
•Overseeing the integrity of the Company’s internal audit processes and reviewing the Company’s financial disclosure and reporting
•Monitoring the Company’s management compliance with applicable legal and regulatory requirements
•Overseeing certain risk management systems and practices adopted by the Company
Financial Experts
All four members of the Audit Committee are financially literate in accordance with National Instrument 52-110. This means they are able to read and understand our financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by our financial statements. Mr. Webster, our committee Chair, and Ms. Conway are “audit committee financial experts,” as defined by SEC. See Mr. Webster’s and Ms. Conway’s director profiles on pages 28 and 24, respectively, for information on their qualifications as financial experts.
Audit Partner Rotation
In accordance with best practices and the Audit Committee Policy, a new lead audit partner must be appointed at least every five years. Our audit partner changed in 2012, 2014, 2019 and Q1 2025.
Pre-approval of Audit Services
The Audit Committee adopted a policy that non-audit services can only be provided by the external auditor if such services have been pre-approved by the Audit Committee. Generally, these services are provided by other advisory firms under separate agreements approved by management.
Additional information on the Audit Committee can be found in the “Governance – Audit Committee” section in our most recent AIF.

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Sustainability Committee: 100% Independent
•Judith Mosely, Chair
•Carissa Browning
•Catharine Farrow
•John Webster
The Sustainability Committee is responsible for assisting the Board in its oversight responsibilities with respect to monitoring the Company’s overall approach to sustainability. Specifically, the Committee’s role is intended to promote ethical, transparent and responsible behaviour by the Company with meaningful engagement with its stakeholders and communities including, among other things:
•On matters relating to governance as it relates to ESG strategy and disclosure, the Sustainability Committee will take a coordinated approach with the CGNC
•Reviewing reports pertaining to applicable legislation, regulations, government policies, frameworks and industry best practices with respect to sustainability that may have an impact on the Company’s business strategy and activities
•Monitoring current and future regulatory issues relating to sustainable development, environment, and health and safety
•Overseeing the establishment and periodic review of corporate sustainability policies, management systems, programs and procedures
•Reviewing and monitoring management’s activities to ensure that the principal risks and opportunities to the Company related to environmental, tailings facility management (in conjunction with the Technical Committee), sustainable development, climate change, social, health and safety, and security and human rights are identified and resourced
•Reviewing findings of internal and external environmental, social, health and safety, human rights, and security audits and assessments as well as management’s response, for the purpose of ensuring sustainability risks are controlled
•Reviewing annual targets determined by senior management with reference to the policies and monitoring and reporting to the Board on performance against those targets

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Corporate Governance and Nominating Committee: 100% Independent
•Carissa Browning, Chair
•Teresa Conway
•John Webster
The CGNC is responsible for assisting the Board in its oversight responsibilities with respect to the Company’s corporate governance policies, practices and guidelines, including:
•Overseeing and monitoring the Company’s corporate governance policies, practices and guidelines; risk management policies and programs; and human capital management policies and programs, except for executive succession planning, which is now overseen by the Compensation Committee
•Reviewing the composition of the Board and its committees and identifying and proposing to the Board candidates for nomination and election or re-election as directors of the Company
•Coordinating with the Sustainability Committee on issues and opportunities pertaining to governance as part of the Company’s overall approach to its ESG strategy, policies, practices and guidelines
For more information on the role, responsibilities and initiatives of the CGNC, refer to pages 42–53.

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Compensation Committee: 100% Independent
•Teresa Conway, Chair
•Catharine Farrow
•Steven Reid
•Stephen Walker
The Compensation Committee is responsible for assisting the Board in its oversight responsibilities with respect to the establishment of compensation philosophy and policies and providing a clear and comprehensive explanation of director and executive compensation, including:
•Developing director and executive compensation programs and policies, in consultation with senior management and external advisors who are qualified to deliver advice on the design and implementation of compensation programs that address Eldorado’s talent and workforce needs
•Reviewing these policies annually and recommending that the Board adopt any changes as appropriate
•Establishing compensation for the named executive officers and incentive plan designs for the Company
•Reviewing and approving the terms of employment and performance objectives for the named executive officers (“NEOs”)
•Assessing corporate performance and the performance of the President & CEO
•Reviewing executive succession planning
Other Information
None of the committee members has been an employee or executive officer of the Company, has or has had a material relationship with the Company, taken a loan from the Company, or had an interest in any material transactions involving Eldorado.
Each of the members of the Compensation Committee has extensive experience with compensation matters, which is not limited to public companies. The Board members below are members of compensation committees for other publicly listed and private companies.

Member	Company	Position
Teresa Conway	Entrée Resources Ltd.	Chair of the Compensation Committee
Catharine Farrow	Aclara Resources Franco-Nevada Corporation	Chair of the Compensation Committee Member of the Compensation, Environmental, Social & Governance Committee from 2015 to 2023
Steven Reid	Gold Fields Limited	Remuneration Committee, Chair
Stephen Walker	RBC Capital Markets Canadian Research	Former Compensation Committee Member

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GOVERNANCE
Technical Committee: 100% Independent
•Catharine Farrow, Chair
•Steven Reid
•Stephen Walker
The Technical Committee was established on October 1, 2020, to assist the Board in fulfilling its oversight responsibilities with respect to the operational and technical performance and operating and technical risks of the Company, particularly regarding those areas where technical understanding is required, including:
•Reviewing management of technical risks, annual budget for our mineral properties, updates to life of mine plans, and updates from management on technical reports
•Reviewing and assessing the merits and progress of capital projects
•In conjunction with the Sustainability Committee, reviewing developments regarding the risks and how the Company manages tailings
•Reviewing the preparation and disclosure of the Company’s Mineral Resources and Mineral Reserves

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GOVERNANCE
Director Compensation
Director Compensation Philosophy
Our director compensation program is designed to:
•Attract, retain and motivate high-calibre individuals to act in the best interests of the Company and its shareholders by providing competitive compensation
•Reflect the complexities, risks and skill sets of value associated with independent directors of the Board
•Be fair and equitable, reflecting the time and effort required by each director
•Align the interests of our Board and shareholders by committing directors to equity ownership requirements
Directors who are executives of Eldorado do not receive additional compensation for acting as a director.
Evaluation of the Program
The Compensation Committee reviews director compensation annually, considers feedback from shareholders, and makes recommendations to the Board based on Eldorado’s Director Compensation Policy, industry trends and peer group practices. In acknowledgment of a constantly changing regulatory environment, increased industry complexity, and expectation of engagement with shareholders, consideration is given to confirming that directors are compensated fairly for the time, effort and knowledge required to contribute effectively, manage emerging risks, and successfully oversee Eldorado’s strategic direction.
Independent compensation consultants are engaged to assist the Compensation Committee in assessing the competitiveness of the Director Compensation Policy and to provide the Compensation Committee with independent advice on policy design and emerging trends in director compensation. See page 81 for details on the compensation consultants, including fees paid.
Compensation Components
Director compensation includes:
•Annual retainer and additional retainers for the Chair of each Board committee
•Equity-based compensation
•Reimbursement of travel and other expenses incurred in travelling to attend Board and committee meetings, stakeholder meetings, site visits, and other education and conferences, where applicable
The table on the following page details the flat-fee structure for Eldorado’s independent directors. Annually, the Board’s independent compensation consultant, Meridian Compensation Partners (“Meridian”), benchmarks director compensation to ensure overall compensation is consistent with peer group practices and aligned to market. Based on this review, in 2024, the Board approved changes to the Director Compensation Policy to increase annual Committee Chair retainers for the Sustainability, CGNC, Compensation and Technical committee chairs, respectively, to CDN$25,000, with such changes to be in effect on January 1, 2025. The Board also increased the annual DUs for directors to CDN$130,000 and for the Board Chair to CDN$160,000, effective for the 2025 grant of DUs. These changes aligned director compensation to within a competitive range of market median. No other changes to director compensation were made in 2024.
•Board Chair compensation: No changes to the Board Chair compensation paid in 2024 as outlined in the table below
•Other independent director compensation: No changes to director compensation paid in 2024 and as outlined in the table below
•Share ownership guidelines: Independent director equity ownership requirements is five times the annual cash retainer in the Company’s common shares or DUs within five years of the implementation of the updated policy or within five years of joining the Board of Directors, if the director is appointed after January 1, 2022
Given the cyclical nature of the mining business and peer practice and, in order to attract a diverse Board, the Board values equity holdings at the higher of the value at issue date or fair market value at December 31 of the current year.
The Board will continue to monitor the market competitiveness of director compensation and will adjust where needed to ensure it remains market-competitive.

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GOVERNANCE
Fees and Retainers

Director compensation (CDN$)	2025	2024	2023
Annual cash retainers
Member of the Board of Directors	100,000	100,000	100,000
Chair of the Board	200,000	200,000	200,000
Equity retainer
Member of the Board of Directors	130,000	110,000	110,000
Chair of the Board	160,000	130,000	130,000
Annual committee Chair retainers
Audit Committee Chair	35,000	35,000	35,000
Compensation Committee Chair	25,000	20,000	20,000
Corporate Governance and Nominating Committee Chair	25,000	20,000	20,000
Sustainability Committee Chair	25,000	20,000	20,000
Technical Committee Chair	25,000	20,000	20,000
We pay the cash portion of annual retainers to directors on a quarterly basis.
Equity-based Compensation
Equity-based compensation is awarded to Eldorado’s directors on an annual basis in the form of deferred units (“DUs”). DUs represent notional Eldorado common shares based on the value of our common shares.
Pursuant to the Director Compensation Policy, in 2024, each director received DUs, with an aggregate value of CDN$110,000 for members of the Board of Directors and $130,000 for the Chair of the Board. In addition, directors may elect to receive DUs in lieu of their cash compensation. Effective in 2025, the Board increased the annual DUs for directors to CDN$130,000 and for the Board Chair to CDN$160,000, following Meridian’s review and to align compensation to within a competitive range of market median.
There are a number of benefits of issuing DUs as a component of Board of Director compensation, including:
•DUs are required to be held until the director leaves the Board, ensuring that directors are aligned with the long-term value of the business
•Vesting and the impact of DUs on cash flow is deferred until the director leaves the Board
•The value of DUs directly tracks share price performance, which aligns them with shareholders
•DUs are not dilutive because they are settled in cash
•DUs do not provide voting rights
Travel and Other Fees
Directors do not receive a per-day travel allowance but are reimbursed for out-of-pocket expenses, travel, hotel and incidentals related to fulfilling their duties.
From time to time, directors serve on ad hoc or special committees to deal with areas not specifically covered by the standing committees and receive additional compensation for their work on those committees. No additional compensation for ad hoc or special committees were paid in 2024.

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GOVERNANCE
Equity Ownership Requirements

Eldorado believes the interests of its directors and shareholders are better aligned when directors hold significant investments in Eldorado.
In support of this belief, the Board has determined that independent director ownership requirements to be five times their annual cash retainer. We include common shares and DUs in the equity ownership calculation. DUs are included as they may not be redeemed until the director is no longer a member of Eldorado’s Board, thus aligning the directors’ experience with that of the Company’s shareholders. We measure the value of director equity holdings at the higher of the value at issue date or fair market value at December 31 of the current year.
The independent director ownership requirement is five times the annual cash retainer.
Adherence to the equity ownership requirements is reviewed annually at the end of the year by the Corporate Secretary and reported to the CGNC. The most recent review indicates that all directors have met their share ownership requirements.
For information about the directors’ share ownership, see “Director Equity Ownership” on page 53.
Independent Director Equity Ownership
The Chair of the Board and independent directors are required to hold five times their annual retainer by the later of five years of their appointment or January 1, 2027. The following table sets out the number and value of all securities held by the independent directors as at December 31, 2024. Mr. Burns is not an independent director and therefore not included in the following table. See page 79 for details of Mr. Burns’ executive equity ownership.

Director	Annual retainer (CDN$)	Common shares		DUs		Total equity holdings units(4)	Total market value(2) (CDN$)	Cost at issue date (CDN$)	Equity ownership		Achieved
		Units(1)	Value(2) (CDN$)	Units(3)	Value(2) (CDN$)				Equity ownership value(5)	Multiple of annual retainer(6)
Carissa Browning	100,000	2,000	42,760	24,181	516,990	26,181	559,750	380,974	559,750	5.6	Yes
Teresa Conway	100,000	10,500	224,490	58,095	1,242,071	68,595	1,466,561	746,987	1,466,561	14.7	Yes
Catharine Farrow	100,000	7,500	160,350	30,286	647,515	37,786	807,865	527,475	807,865	8.1	Yes
Judith Mosely	100,000	540	11,545	30,286	647,515	30,826	659,060	439,684	659,060	6.6	Yes
Steven Reid	200,000	22,000	470,360	129,492	2,768,539	151,492	3,238,899	1,903,695	3,355,201	16.8	Yes
Stephen Walker	100,000	10,000	213,800	21,816	466,426	31,816	680,226	456,025	680,226	6.8	Yes
John Webster	100,000	2,400	51,312	94,415	2,018,593	96,815	2,069,905	1,068,139	2,110,547	21	Yes
Notes:
(1)Outstanding common shares as of December 31, 2024.
(2)Based on the fair market value at December 31, 2024 (CDN$21.38).
(3)Vested and unvested DUs as of December 31, 2024.
(4)Total units of common shares and DUs.
(5)Based on the higher of the value at acquisition date or fair market value at December 31, 2024 (CDN$21.38).
(6)Based on annual retainer at December 31, 2024.

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GOVERNANCE
2024 Director Compensation
The table below shows the breakdown of total compensation earned by each director in 2024.
As President & CEO, Mr. Burns does not receive compensation as a director. See the “Summary Compensation Table” section on page 101 for information on Mr. Burns’ 2024 compensation.

Director	Fees earned(1) (CDN$)	DUs taken in lieu of fees(1) (CDN$)	Share-based awards(2) (CDN$)	Total (CDN$)
Carissa Browning	120,000	—	109,989	229,989
Teresa Conway(3)	120,000	—	109,989	229,989
Catharine Farrow(3)	120,000	—	109,989	229,989
Judith Mosely(3)	120,000	—	109,989	229,989
Steven Reid	130,000	52,472	129,998	312,470
Stephen Walker	100,000	—	109,989	209,989
John Webster(3)	135,000	—	109,989	244,989
Pamela Gibson(3)(4)	42,857	—	109,989	152,846
Total	$887,857	$52,472	$899,921	$1,840,250
Notes:
(1)Directors may elect to receive all or a portion of their earned annual retainers as DUs, in lieu of cash.
(2)Share-based awards is the amount that directors received in DUs in 2024. The number of DUs is calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant. DUs are settled in cash and from and after February 20, 2014, earn dividend equivalents (as applicable).
(3)The following directors served as committee Chairs in 2024:
•Ms. Browning – Chair of the CGNC from June 4, 2024
•Ms. Conway – Chair of the Compensation Committee
•Ms. Farrow – Chair of the Technical Committee
•Ms. Mosely – Chair of the Sustainability Committee
•Mr. Webster – Chair of the Audit Committee
•Ms. Gibson – Chair of the CGNC until June 4, 2024
(4)Ms. Gibson did not stand for re-election at the AGM on June 4, 2024, and ceased to be a director effective June 4, 2024.

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GOVERNANCE
Outstanding Option-based Awards and Share-based Awards
The following table shows the unexercised options and unredeemed DUs the independent directors held as of December 31, 2024.

Director	Option-based awards(1)					Share-based awards
	Grant date	Number of unexercised stock options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money stock options (CDN$)	Number of unredeemed DUs(2)	Value of unredeemed DUs(2)(3) (CDN$)	Value of redeemed DUs (CDN$)
Carissa Browning	—	—	—	—	—	24,181	516,990	—
Teresa Conway	—	—	—	—	—	58,095	1,242,071	—
Catharine Farrow	—	—	—	—	—	30,286	647,515	—
Judith Mosely	—	—	—	—	—	30,286	647,515	—
Steven Reid	—	—	—	—	—	129,492	2,768,539	—
Stephen Walker	—	—	—	—	—	21,816	466,426	—
John Webster	—	—	—	—	—	94,415	2,018,593	—
Pamela Gibson(4)	—	—	—	—	—	—	—	—
Notes:
(1)The Company does not grant options to independent directors.
(2)Directors can elect to receive DUs in lieu of their cash retainer. The table below presents the percentage of overall shares (dollar value) each director has taken in lieu of a cash retainer during their term as director as of December 31, 2024:

Director	DUs elected in lieu of cash ($)	DUs elected in lieu of cash (%)
Carissa Browning	24,992	6
Teresa Conway	28,749	4
Catharine Farrow	—	—
Judith Mosely	—	—
Steve Reid	527,275	29
Stephen Walker	106,038	32
John Webster	112,282	14
(3)The value of the DUs is based on a market value of CDN$21.38 per share (i.e., the closing price per Eldorado common share on the TSX as of December 31, 2024). Any actual value will depend on the value of our common shares on the date the DUs are redeemed. The right to request redemption of DUs does not occur until the director is no longer a member of the Board.
(4)Ms. Gibson did not stand for re-election at the AGM on June 4, 2024, and ceased to be an independent director effective June 4, 2024. There are no redeemed and outstanding DUs as they have been paid out.

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GOVERNANCE
Equity-based Awards (Value Vested or Earned during Year)
The table below shows the value of incentive plan awards that were vested, redeemed or earned by each independent director in 2024. Directors receive all equity compensation as DUs. DUs vest at the time the director departs the organization; therefore, no value vesting is reflected in this table other than for Ms. Gibson, who did not stand for re-election at the AGM on June 4, 2024, and ceased to be an independent director effective June 4, 2024.

Director	Option-based awards: value vested during the year(1) (CDN$)	Share-based awards: value vested during the year(2) (CDN$)	Non-equity incentive plan compensation: value earned during the year (CDN$)
Carissa Browning	—	—	—
Teresa Conway	—	—	—
Catharine Farrow	—	—	—
Judith Mosely	—	—	—
Steven Reid	—	—	—
Stephen Walker	—	—	—
John Webster	—	—	—
Pamela Gibson(3)	—	1,664,887	—
Notes:
(1)The Company does not grant options to independent directors.
(2)The right to request the redemption of DUs does not occur until the director is no longer a member of the Board, and accordingly, the DUs are not vested until the director is no longer a member of the Board. When a director is no longer a member of the Board, all DUs granted to such director are redeemed. See page 67 for the value of DUs granted in the 2024 financial year.
(3)Ms. Gibson did not stand for re-election at the AGM on June 4, 2024, and ceased to be an independent director effective June 4, 2024. The value of redeemed DUs reflect Ms. Gibson’s DU redemption following her departure, in accordance with the terms of the plan.

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CD&A
Statement of Executive Compensation
This section of the Circular discusses the components of our executive compensation programs as well as the compensation decisions made over the past year for the following named executive officers (“NEOs”) mentioned throughout this Circular.

NEOs
George Burns	President & Chief Executive Officer
Paul Ferneyhough(1)	Executive Vice President & Chief Financial Officer
Louw Smith	Executive Vice President, Development, Greece
Frank Herbert	Executive Vice President, General Counsel & Chief Compliance Officer
Simon Hille	Executive Vice President, Technical Services & Operations
Philip Yee(2)	Former Executive Vice President & Chief Financial Officer
Notes:
(1)Mr. Ferneyhough was appointed Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(2)Mr. Yee ceased to be the Executive Vice President & Chief Financial Officer, effective January 2, 2024.
Table of Contents

71	Letter to Shareholders
74	Compensation Philosophy and Objectives
74	Pay for Performance
75	Peer Group Selection
76	Managing Compensation Risk
78	Clawback Policy
79	Executive Equity Ownership
80	Determining Compensation
80	Role of the Compensation Committee
80	Role of the President & CEO
81	Role of Independent Compensation Consultants
82	Compensation Components and 2024 Compensation Decisions
82	Summary of Compensation Components
83	Compensation Components
83	Base Salary
84	Short-term Incentive Plan
85	2024 Corporate Objectives Results
88	Long-term Incentive Plan
89	Performance Share Units
91	Restricted Share Units
91	Stock Options
92	2024 Long-term Incentives
92	Defined Contribution Supplemental Executive Retirement Plan

93	Perquisites and Benefits
94	Current Named Executive Officer Biographies
100	Compensation Tables and Disclosures
100	Shareholder Return
101	Summary Compensation Table
103	Incentive Plan Awards
103	Outstanding Share-based and Option-based Awards
104	Incentive Plan Awards (Value Vested or Earned During the Year)
105	Employment Agreements, Termination and Change of Control
106	Termination Without Cause or for Good Reason Following a Change of Control
109	Other Information
109	Equity Compensation Plan Information
110	Stock Options
113	Performance Share Units
117	Securities Authorized for Issue under Equity Compensation Plans
117	Restricted Share Units
119	Normal Course Issuer Bid
120	Deferred Unit Plan
121	Non-IFRS and Other Financial Measures and Ratios

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CD&A

Letter to Shareholders
Dear Eldorado Shareholders,
The Compensation Committee assists the Board to fulfill its responsibilities for oversight of executive compensation and compensation governance, policies and best practices.
Our executive compensation philosophy is designed to incentivize management to deliver on strategic goals for the Company, align pay and performance with long-term shareholder value creation, uphold strong oversight and risk management practices, and attract and retain top talent.
We are pleased to share our approach to executive compensation and describe our governance practices in this Compensation Discussion and Analysis.
Review of 2024 Performance
In 2024, Eldorado’s management team continued to advance the Company’s strategic goals and achieved strong operational and financial results. The Board of Directors approved a corporate performance score of 115% based on the positive results achieved in 2024. The calculated corporate performance score was 128%. The Board applied downward discretion to this score reflective of the updated Skouries completion timeline and approved a revised corporate achievement factor of 115%. The Company’s results included the following:
•Health and Safety: Eldorado had a strong year and achieved major milestones across health, safety and sustainability. Significant strides were made in High Potential Risk control and positive reporting. Additionally, corrective action plans were completed at Efemçukuru and Kışladağ. However, our lost time injury frequency rate increased year-on-year and reminds us that we must remain vigilant to achieve our vision of all employees going home healthy and safely every day.
•Sustainability: In 2024, Eldorado undertook a thorough review of the Sustainability Integrated Management System (“SIMS”) to advance the framework and update it against evolving global standards. Eldorado also made progress against the existing climate target and completed climate risk assessments at each of our operations, including Skouries, using updated climate target scenarios.
•Operational Performance and Growth: We had a solid operational year highlighted by a strong fourth quarter and achieved production above the mid-point of our tightened guidance range.
◦We achieved record gold production at the Lamaque Complex. Efemçukuru maintained consistent performance, marking its 10th consecutive year of meeting or exceeding guidance. Kışladağ continued to benefit from optimization efforts. Olympias continued its transformation and increased its year-over-year production levels.
◦We achieved the Challenge rating for Mineral Resource or Mineral Reserves (“MRMR”) due to the full replacement of overall reserve depletion, the extension of mine life at Efemçukuru, and strong results at Ormaque, where our team did an extraordinary job mining and processing the initial bulk sample, demonstrating the value of the deposit for many years to come. At Perama Hill, we moved forward with community relations, stakeholder engagement, and technical studies to continue to advance our third potential mine in Greece.
◦Although higher royalty costs from increased gold prices challenged our All-In Sustaining Costs (“AISC”), we partially offset these costs through lower sustaining capital expenditures and our costs were within our tightened guidance range. With record-high gold prices in 2024 and strong operational performance we generated positive free cash flow from our operations. Full year free cash flow was US$342 million, excluding the Skouries capital investment(1). This resulted in further strengthening of our balance sheet, and at year-end, we had US$857 million of cash and cash equivalents, and total liquidity of US$1.1 billion.
•Skouries: At Skouries, we revised our schedule and capital estimates following a comprehensive bottom-up analysis, which is reflected in the scorecard. The changes to the schedule and capital estimate were primarily due to a slower than expected ramp-up of personnel, as a result of the tight labour market for construction workers in Greece. We have continued to make progress and were at 60% completion of Phase 2 at the end of the year. Our analysis included an optimization of the production plan, which is now expected to provide earlier access to higher grade ore through early start-up of mining operations and to facilitate efficient process plant commissioning. We have also made the decision to complete additional pre-commercial production mining and have accelerated the purchase of higher capacity mobile mining equipment (originally expected to be purchased post-commercial production as a part of the contract mining fleet). Priority Operational Readiness area plans were completed, and a Baseline Risk Assessment and mitigation plan are in development. First production is now expected in Q1 2026, with commercial production anticipated in mid-2026.

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CD&A
2024 Executive Changes
In 2024, we made key executive changes designed to strengthen our finance team and solidify our Skouries team.
•Effective January 1, 2024, Eldorado appointed Louw Smith as Executive Vice President, Development, Greece.
•Effective January 2, 2024, Eldorado appointed Paul Ferneyhough as Executive Vice President & Chief Financial Officer, and Philip Yee ceased to be the Executive Vice President & Chief Financial Officer.
•Effective February 29, 2024, Joseph Dick retired from his position as Executive Vice President & Chief Operating Officer. Mr. Dick will continue to work with Eldorado in an advisory capacity through 2025.
2024 Compensation Outcomes
Our annual and long-term performance resulted in the following pay outcomes for our executives.
•The payout under our Short-term Incentive Plan (“STIP”) was 115% of target, after downward discretion was applied by the Board, based on achievement of Eldorado’s 2024 strategic goals, operational performance, safety, sustainability, and people performance. For more information on the STIP scorecard, see pages 85 and 86.
•Our performance share units (“PSUs”) paid out at 200% of target, aligned with very strong Total Shareholder Return (“TSR”) performance relative to industry competitors.
2024 Compensation Decisions
•Based on a report on benchmarking executive compensation, prepared by Meridian, our independent advisors, the Compensation Committee:
◦Determined that CEO salary is aligned with market and did not increase CEO salary. The Committee approved an increase to the CEO’s STIP target to 120% from 115% of base salary to better align total cash and total direct compensation with market.
◦Approved salary increases for other Named Executive Officers to maintain competitive alignment with market.
2024 Compensation Design
•In 2023, we emphasized corporate performance in the STIP to support the next phase of our development. To do this, we eliminated the individual performance component of senior executive STIP awards. In 2024, 100% of the STIP achievement continues to be directly linked to corporate performance for the CEO and other senior executives.
•Based on feedback from shareholders and with support from Meridian on market practice, the Compensation Committee has been considering a second PSU metric. In 2024, the Compensation Committee recommended for Board approval the addition of a GHG emissions mitigation target within the PSU scorecard. The climate metric represents 10% of the PSU scorecard for PSUs granted in 2024. In conjunction with this change, the Committee also approved a change to the PSU performance period to a three-year performance period commencing on January 1 of the grant year and ending on December 31 of the third year. For PSUs granted in 2024, performance will be measured from January 1, 2024 to December 31, 2026. For more information on the PSU scorecard, see the “Performance Share Units” section on page 89.
•In 2024, the Compensation Committee made structural revisions to the Executive Compensation Recovery Policy (“Clawback Policy”) to more clearly delineate between the operation of the NYSE mandated recovery provisions and additional governance-based recovery provisions, which had been voluntarily added to the Clawback Policy. The Clawback Policy was also revised to provide clarity on its application to pre-existing incentive-based compensation.
•In 2024, based on market advice from Meridian, the Compensation Committee reviewed the Equity Ownership Policy and approved an increase to the CEO equity ownership multiple to four times base salary from three times base salary.
Looking Forward to 2025
•For 2025, the Committee approved a 4% salary increase for the CEO, salary increases for other executives, and approved an increase to the CFO long-term incentive plan (“LTIP”) target to 175% from 150%, and made no changes to target incentive compensation for other executives, based on a market review of compensation versus our compensation peers.
•Based on a report benchmarking director compensation, prepared by Meridian, effective January 1, 2025:
◦The Committee approved an increase to the Sustainability, Technical, Corporate Governance & Nominating Committee and Compensation Committee Chair annual retainers to $25,000, to better align with market compensation levels.
◦The Committee increased the annual grant of DUs to $130,000 for directors and $160,000 for the Chair to better align with market compensation levels.

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CD&A

•The Compensation Committee reviewed its equity incentives plans (i.e., PSU, Stock Options) and is seeking shareholder approval for various amendments, including to increase the equity reserves under each plan. In addition, to align with market practice, the Compensation Committee is recommending shareholder approval to increase the maximum Stock Option term to seven years from five years for future stock option grants. The equity plans are an important part of senior management compensation and are designed to align senior management with the performance of the Company and shareholder value creation.
As we look to 2025, the Compensation Committee will continue to ensure that the Company’s compensation framework works in conjunction with key shareholder priorities and the creation of long-term value.

Teresa Conway
Chair, Compensation Committee

Note:

(1)These measures are non-IFRS ratios. See the “Non-IFRS and Other Financial Measures and Ratios” section on page 121 in this Circular for explanations and discussion of these non-IFRS measures.

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CD&A
Compensation Philosophy and Objectives
Creating long-term value for our shareholders while delivering solid financial and operational performance demands a leadership team with substantial experience, agility and integrity.
Approach to Compensation
Our approach to compensation decision-making is guided by four pillars: attract and retain, motivate, align and promote.
When determining compensation levels for the NEOs and senior management, we consider the following:
•Need to offer competitive compensation programs
•Executive’s performance and breadth of experience
•Executive’s current responsibilities, scope of the role and expected future contributions
•Overall economic environment and market conditions within the industry
•Internal equity
•Legal and contractual obligations
To support our compensation philosophy and approach, Eldorado targets compensation within a competitive range of the 50th percentile of our peer group. Actual compensation may be higher or lower, depending on Company performance.
Pay for Performance
We operate in a cyclical and capital-intensive industry, and take a long-term view of building value for our shareholders. Our pay-for-performance program is designed to align the interests of our executives with the interests of our shareholders. This means executive compensation is weighted heavily towards variable performance-based incentive compensation that is tied to short-, medium- and long-term performance, as shown below.
•A large portion of our compensation is long term in nature, which discourages short-term risk-taking behaviour and directly aligns rewards with the shareholder experience
•We incentivize results that drive both near-term and long-term value-creation
•Compensation increases or decreases as a result of success or failure in realizing corporate, operational, financial and strategic performance objectives

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CD&A

As illustrated in the graph to the right, the realizable compensation granted to our President & CEO for the three-year period ending December 31, 2023, based on publicly-disclosed compensation data available, is aligned with our relative TSR performance over that same period when compared to the most recently available information for our 2024 peer group (as described below).
More specifically, our CEO three-year realizable compensation ranks at the 83rd percentile against our peer group, and our three-year TSR ranks at the 82nd percentile compared to our peer group.
A significant portion of the compensation is in the form of LTIP grants tied directly to our share price performance to ensure that realizable pay outcomes will continue to be aligned with shareholder experience.
Peer Group Selection
We benchmark executive compensation against a peer group of other mining companies to ensure our compensation programs continue to attract, motivate and retain key executive talent. We develop our peer group based on companies that have similar industry and operating characteristics, are of comparable complexity, and are similar in revenue, market capitalization and asset sizes, generally defined as between one-half and two times our size.
In 2023, the Compensation Committee reviewed the peer group to be used in 2024 based on the following criteria:
•North American–listed and headquartered gold companies (with select metals and mining companies, as appropriate)
•Complexity of operations (e.g., international operations, complex jurisdictions, multiple mine sites)
•Comparable size and similar operating characteristics
•Removing companies as a result of any mergers & acquisitions through the previous year
As a result of the review, OceanaGold Corporation was added and Yamana Gold Inc. was removed from our peer group.
In 2024, the Compensation Committee reviewed the 2025 peer group based on the same criteria above. As a result of the review, Kinross Gold Corporation was added to our peer group.
2024 Peer Group Percentile Ranking
The following reflects the 2024 peer group, used to determine 2024 compensation decisions:

2024 Peer Group (n = 15)
Alamos Gold Inc.	Dundee Precious Metals Inc.	IAMGOLD Corporation	Pan American Silver Corp.
B2Gold Corp.	Equinox Gold Corp.	Lundin Gold Inc.	SSR Mining Inc.
Centerra Gold Inc.	Hecla Mining Company	New Gold Inc.	Torex Gold Resources Inc.
Coeur Mining, Inc.	Hudbay Minerals Inc.	OceanaGold Corporation
In making compensation decisions, we consider the compensation levels at the peer group companies as well as our need to attract and retain the right leaders to deliver on our strategic business plan.
Notes:
(1)Market capitalization as of December 31, 2024, as reported in Standard & Poor’s Capital IQ.
(2)Assets and revenue for FY2024, as reported in Standard & Poor’s Capital IQ.

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Managing Compensation Risk
Our executive compensation programs link directly to the goals of our corporate strategy, and are designed to create appropriate incentives to increase long-term shareholder value, while not encouraging excessive or inappropriate risk-taking.
As part of their responsibilities associated with risk oversight, in 2024, the Compensation Committee engaged Meridian to provide a compensation risk assessment. The objectives of the review included:
•Reviewing existing executive compensation programs to identify policies and practices that could encourage inappropriately excessive risk-taking by an employee group or individual
•Summarizing key risk mitigating features within the executive compensation programs
•Identifying any risks arising from the existing executive compensation policies and practices, incentive goals, and variable pay plans that are likely to have a material adverse effect on the organization
Based on a review of the risk assessment and the fact that no significant changes have been made, the Compensation Committee concluded that there are no significant risks arising from Eldorado’s executive compensation programs that are reasonably likely to have a material adverse effect on the Company.

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The following table highlights some of Eldorado’s compensation policies and practices.

What We Do

✓	Balanced compensation programs: balance between short- and long-term compensation discourages short-term risk-taking at the expense of long-term results
✓	Focus on the long term: a greater award opportunity derived from long-term incentives compared to short-term incentives, creating greater focus on sustained Company performance over time
✓	Mix of sufficiently challenging performance measures: used in the STIP to provide a balanced performance focus
✓	Use of maximums/caps in the STIP and PSU Plan (200% in each case)
✓
Clawback Policy: enables the Board to recoup short- and long-term incentive-based compensation in the event of a material restatement, a material revision, or serious misconduct recovery event that resulted in an overpayment of incentive-based compensation to current and former executive officers of the Company

✓	Link pay to performance: a significant portion of executive compensation is subject to the achievement of set performance criteria, and is at risk
✓	Significant share ownership requirements: the NEOs are required to hold a multiple of their base salaries in Eldorado equity, including common shares and restricted share units (“RSUs”)
✓	Double-trigger change of control: severance payments and the accelerated vesting of equity grants occur only on a qualifying termination following a change of control (e.g., double trigger)
✓	Maximum severance payout where severance is capped following a change of control to two times the executive’s base salary and STIP paid in the last 12 months
✓	Independent compensation consultants are engaged by the Compensation Committee to provide independent advice and attend all Compensation Committee meetings

What We Don’t Do

✘	No loans provided to executives
✘	No guaranteed minimum payouts on STIP or guaranteed vesting levels for PSUs
✘	No option repricing
✘	No excessive perquisites for executives
✘	No hedging by insiders

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Executive Compensation Recovery Policy (“Clawback Policy”)
In 2022, Eldorado amended its Clawback Policy, first introduced in 2016, to expand its coverage significantly. In October 2023, further updates were made to the Clawback Policy to align it with the NYSE’s new clawback listing standards. In 2024, Eldorado made further structural revisions to the Clawback Policy to more clearly delineate between the operation of the NYSE mandated recovery provisions and additional governance-based recovery provisions, which had been voluntarily added to the Clawback Policy. The Clawback Policy was also revised to provide clarity on its application to pre-existing incentive-based compensation.
The expanded Clawback Policy is market-leading and covers all short- and long-term cash and equity incentive compensation that is granted, earned or vested based wholly or in part upon attainment of a financial reporting measure, operating measure or other performance indicator or measure (collectively referred to in the Clawback Policy as “Incentive-Based Compensation”). Incentive Based Compensation in turn includes short- and long-term cash and equity compensation that is granted, earned or vested based wholly or in part upon attainment of a financial reporting measure (“FRM-Based Incentive Compensation”). The Clawback Policy applies to Incentive-Based Compensation provided to the Chief Executive Officer, Chief Financial Officer and other senior officers as defined by the Clawback Policy.
The expanded Clawback Policy applies to events which are defined as a “Material Restatement”, “Material Error” and “Serious Misconduct Recovery Event.” The definition, amounts subject to recovery and applicable Board discretion for each event are described below.
•Material Restatement: The Clawback Policy applies if the Company is required to prepare an accounting restatement of the Company’s previously issued financial statements due to material non-compliance with any financial reporting requirement under applicable U.S. federal securities laws or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (defined as a “Material Restatement”). Subject to certain Board discretion (as set out in the Clawback Policy), reasonably promptly after it is determined that a Material Restatement is required, the Company will recover, from each impacted officer, the portion of FRM-Based Compensation received during the three completed fiscal years immediately preceding the date on which the Company is required to prepare the Material Restatement that exceeds the amount of FRM-Based Compensation that otherwise would have been received based on the restated amounts. The amount to be recovered in the event of a Material Restatement must be computed without regard to taxes paid. The discretion available to the Board in the event of a Material Restatement is strictly limited to those items that are listed in the Clawback Policy (and specifically, to only those items which are permitted by applicable stock exchange requirements).
•Material Error: The Clawback Policy also applies if the Board determines, in its sole discretion, that there was an error in any financial reporting measure, operating measure or other performance indicators or measure that affected the value of a grant of Incentive-Based Compensation, or the vesting or payment of Incentive-Based Compensation, the result of which would be considered material to the Company (defined as a “Material Error”). Subject to certain Board discretion (as set out in the Clawback Policy), within 12 months of the Board determining that a Material Error has occurred, the Company will recover, from any and each impacted officer, some or all of the Incentive-Based Compensation granted to the officer or that vested or was paid to the officer, during the three completed fiscal years immediately preceding the date the Material Error is discovered, provided that such amount shall not exceed the amount of Incentive-Based Compensation that would have been granted, would have vested, or would have been paid to such officer had such compensation been calculated on the basis of the revised financial reporting measure, operating measure or other performance indicator or measure. The items which the Board may take into consideration with respect to determining a Material Error include those items listed in the Clawback Policy.
•Serious Misconduct Recovery Event: Finally, the Clawback Policy applies where the Board determines that an officer engaged in serious misconduct, which includes fraud or intentional and/or reckless non-compliance with applicable laws, material violations of the Company’s Code of Business Conduct and Ethics or other intentional conduct that causes material damage to the Company or its reputation (defined as a “Serious Misconduct Recovery Event”). The amount of Incentive-Based Compensation that can be recovered, and the items that the Board may take into consideration with respect to determining a Serious Misconduct Recovery Event, are the same as those which apply to a Material Error.
In addition to seeking recovery of Incentive-Based Compensation, the Board may dismiss the officer, authorize legal action for breach of fiduciary duty, or take other action to enforce the officer’s obligations to the Company. Eldorado will continue to monitor the Clawback Policy for compliance with applicable laws and regulations as well as stock exchange requirements.

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Executive Equity Ownership
Effective November 29, 2024, the President & CEO is required to own at least four times their annual base salary in Eldorado equity, an increase from three times, while other executive officers are required to own at least two times their annual base salary in Eldorado equity. The ownership calculation includes common shares and vested or unvested RSUs. Unvested PSUs are not included in this calculation. We measure the value of equity holdings at the higher of the value at acquisition date or fair market value at December 31 of the reporting year. Equity ownership must be achieved within five years of appointment.
While not a requirement, we note our President & CEO owns more than two times his total direct compensation in common shares of Eldorado and owns total equity more than 12 times salary, aligned with shareholder interests.
The table below summarizes the equity holdings of our NEOs as of December 31, 2024.

NEOs	Base salary (CDN$)	Common shares		RSUs		Total equity holdings units(4)	Total market value(2)	Cost at issue date (CDN$)	Equity ownership		Achieved(7)
		Units(1)	Value(2) (CDN$)	Units(3)	Value(2) (CDN$)				Equity ownership value(5) (CDN$)	Multiple of salary(6)
George Burns	1,060,800	520,338	11,124,826	79,254	1,694,451	599,592	12,819,277	6,749,681	12,819,277	12.1	Yes
Paul Ferneyhough	520,000	24,747	529,091	21,781	465,678	46,528	994,769	664,599	994,769	1.9	On track
Louw Smith(8)	776,395	—	—	20,941	447,719	20,941	447,719	304,063	447,719	0.6	On track
Simon Hille	488,000	15,961	341,246	20,485	437,969	36,446	779,215	514,883	779,215	1.6	On track
Frank Herbert	473,300	7,871	168,282	19,638	419,860	27,509	588,142	414,078	588,142	1.2	On track
Notes:
(1)Outstanding common shares as of December 31, 2024.
(2)Based on the fair market value at December 31, 2024 (CDN$21.38).
(3)Vested and unvested RSUs as of December 31, 2024.
(4)Total units of common shares and RSUs.
(5)Based on the higher of the value at acquisition date or fair market value at December 31, 2024 (CDN$21.38).
(6)Based on base salary at December 31, 2024.
(7)Other NEOs are on track to meet their ownership requirements. Mr. Ferneyhough has until November 2028, Mr. Smith has until January 2029, Mr. Hille has until November 2028, and Mr. Herbert has until January 2028, to meet their ownership requirements.
(8)Mr. Smith is on an expatriate assignment and is compensated on a net-of-tax basis, consistent with Eldorado’s practice for expatriate assignments. However, his base salary is disclosed above on a gross-of-tax basis. See the “Summary Compensation Table” section on page 101 for more information. Base salary earned in U.S. dollars was converted to Canadian dollars based on the annual 2024 exchange rate of 1 U.S. dollars = 1.3698 Canadian dollars.

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Determining Compensation
Role of the Compensation Committee
Each year, the Compensation Committee conducts a thorough review of executive and director compensation programs and policies to assess the following:
•Whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives who have exceptional leadership and management skills
•Appropriateness of compensation programs based on peer practices, current market conditions and the views of our shareholders
•The competitiveness of compensation for directors and executives
•The total compensation for our senior executives and whether the components are applied appropriately
Annually, the Compensation Committee reviews all compensation programs related to our NEOs and other officers, and considers recommendations from the President & CEO for cash-based and equity-based compensation for the executive team as well as equity-based compensation for senior employees globally. In addition, the Compensation Committee reviews the performance of the President & CEO, and makes its recommendations to the Board for the compensation of the President & CEO and other NEOs. In early 2025, the Committee reviewed updated results of the global gender pay-equity review, which indicated an adjusted pay gap of less than 4% in most jurisdictions. The Company is now taking remediation steps to close gaps where they exist, will continue to examine pay practices to further reduce systemic bias, and will measure our progress in future years.
The Board is responsible for reviewing and approving compensation levels for the NEOs, including the President & CEO.
Over the past several years, Compensation Committee representatives, who are all independent directors, have periodically engaged with shareholders to receive their input and comments on the Company’s compensation approach and outcomes. We will continue to seek and incorporate shareholder feedback as appropriate to refine and enhance our compensation programs on an ongoing basis, consistent with our corporate objectives and strategy.
Role of the President & CEO
Eldorado’s President & CEO and other executive officers have a role in certain compensation decisions, including making recommendations, which are then reviewed and approved by the Compensation Committee or Board, as required, with respect to the following:
•Annual business goals and objectives for the STIP and LTIP programs
•Base salary adjustments, STIP and LTIP targets, and actual awards for Eldorado’s NEOs and other officers, excluding the President & CEO
•Company-wide equity-based compensation for managers
•Adjustments to compensation program’s design and structure
The Compensation Committee considers the recommendations of the President & CEO prior to making its recommendations to the Board. The President & CEO does not recommend their own compensation.

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Role of Independent Compensation Consultants
The Compensation Committee engages independent compensation consultants to advise on executive and director compensation matters.
In 2024, Meridian, the Compensation Committee’s advisor:
•Commented on various incentive design- and governance-related trends within the mining industry and more broadly
•Reviewed the peer group used for executive and director compensation purposes
•Conducted a compensation risk assessment
•Conducted an executive compensation review
•Conducted a director compensation review
•Provided assistance related to proxy disclosure
•Attended all Compensation Committee meetings
•Provided input on 2025 CEO pay decisions
The Compensation Committee considers the data and advice of its advisors as well as many other factors. Ultimately, all decisions and recommendations to the Board are their own.
In 2024 and 2023, we paid the following amounts to consultants for services related to advice on compensation for the executive officers and directors:

Executive compensation-related fees (CDN$)	2024	2023
Global Governance Advisors Inc. (“GGA”)	44,871	—
Mercer (Canada) Ltd. (“Mercer”)	18,933	21,535
Meridian	220,994	27,708
Willis Towers Watson plc (“WTW”)	—	203,705
Total	$284,798	$252,948
All other fees (CDN$)
Mercer (non-executive work)	143,624	44,649
Total	$143,624	$44,649
Combined total	$428,422	$297,597
Prior to December 2023, WTW was the Compensation Committee’s advisor before the Compensation Committee appointed and retained Meridian as its new advisor in December 2023. WTW was not engaged to advise on executive and director compensation matters in 2024.
Other than Mercer, no other fees for services not related to executive and director compensation matters have been billed by the compensation consultants or any of their affiliates retained by the Company to assist with executive or director compensation in 2024. All other services provided to the Company at the request of management by any compensation consultants or any of their affiliates must be pre-approved by the Compensation Committee.
From time to time, management engages other compensation consultants to support executive and non-executive compensation-related practices. For executive compensation-related support in 2024, Mercer (originally retained in 2007) provided market data for executive and non-executive compensation benchmarking and executive DC SERP work, and GGA (originally retained in 2014, re-engaged in 2024) provided market data for executive and non-executive compensation benchmarking and STIP work. For non-executive compensation-related support in 2024, Mercer provided compensation survey data and support on organization design work in Türkiye.

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Compensation Components and 2024 Compensation Decisions
Our executive compensation program consists of various components in which performance is measured over different time periods and rewarded accordingly. Each component supports our stated compensation philosophy and approach.
One of the key governing principles of Eldorado’s compensation objectives is to align compensation with shareholder interests. With this in mind, Eldorado allocates a significant portion of total compensation in equity for NEOs. The cash components enable us to attract, motivate and retain high-calibre individuals to deliver high-level performance in the short- and medium-term.
Eldorado targets within a competitive range of the 50th percentile of our peer group on the compensation elements, which are shown below.
Summary of Compensation Components

	FIXED	VARIABLE

Components	CASH		EQUITY

	Salary	Short-term Incentive Plan	Long-term Incentive Plan

Purpose	Compensates executives for leadership and management skills and the degree of accountability in their roles	Rewards executives for their contribution to the achievement of near-term strategic goals and objectives that drive longer-term shareholder value	Links the interests of the executives and shareholders by rewarding executives for creating sustained shareholder value over several years

Detail	Makeup	Corporate Objectives	Performance Share Units	Restricted Share Units	Options

	Weighting	CEO: 100% Corporate EVPs: 100% Corporate	50%	25%	25%

	Target Amount	CEO: 120% of salary(1) EVPs: 80% of salary	CEO: 220% of salary EVPs: 150% of salary(2)

	Outcomes	0–2X target	Performance 0–2X	1X	1X

Performance Period	1 Year	1 Year	3 Years Cliff vests	3 Years Vests one-third each year	5 Years Vests one-third each year (expires after 5)

Measures	Assessed performance Reference to peer group	30% ESG: Safety, Sustainability, Governance & People 30% Operational Execution 40% Growth & Strategic Focus	Three-year relative TSR vs. PSU peer group and climate & GHG performance (absolute TSR modifier) Tracks share price performance	Tracks share price performance	Requires share price increase above the exercise price at grant to realize any value
Note:
(1)STIP target for Mr. Burns, President & CEO, was increased to 120% from 115%, effective January 1, 2024.
(2)LTIP target for Mr. Ferneyhough, Executive Vice President & Chief Financial Officer, was increased to 175% from 150%, effective January 1, 2025.
Eldorado also provides a Defined Contribution Supplemental Executive Retirement Plan (“DC SERP”) that provides an important source of income at retirement and is a retention tool. Details on the program can be found on page 92.

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Compensation Components
The following is a time-based visual representation of the compensation components that make up the total compensation package for our NEOs.

Base Salary
We aim to establish the base salary component as a competitive foundation for our executive compensation program, and we seek to be responsive to changing market conditions.
When determining base salaries, factors such as the executive’s experience, responsibility, proven or expected performance, scope of role, employment market conditions and competitiveness when compared to similar positions in Eldorado’s peer group, are considered.
Our compensation philosophy targets base salaries within a competitive range of the 50th percentile of Eldorado’s peer group. Base salaries may be set above or below the target level to recognize exceptional sustained performance or the developing nature of incumbents in certain roles and to attract and retain the best talent.
The table below shows base salaries as of December 31, 2024, for each of the current NEOs.

NEOs	2024 (CDN$)	% Change	2023 (CDN$)
George Burns	1,060,800	—	1,060,800
Paul Ferneyhough(1)	520,000	11.1	468,000
Louw Smith(2)	776,395	—	—
Simon Hille(3)	488,000	—	488,000
Frank Herbert	473,300	5.2	450,000
Notes:
(1)Mr. Ferneyhough was appointed as Executive Vice President & Chief Financial Officer, effective January 2, 2024. The base salary increase was commensurate with the expanded scope of Mr. Ferneyhough’s new role.
(2)Mr. Smith was appointed as Executive Vice President, Development, Greece, effective January 1, 2024. Mr. Smith is on an expatriate assignment and is compensated on a net-of-tax basis, consistent with Eldorado’s practice for expatriate assignments. However, his base salary is disclosed above on a gross-of-tax basis. See the “Summary Compensation Table” section on page 101 for more information. Base salary earned in U.S. dollars was converted to Canadian dollars based on the annual 2024 exchange rate of 1 U.S. dollars = 1.3698 Canadian dollars.
(3)Mr. Hille was appointed as Executive Vice President, Technical Services & Operations, effective November 1, 2023.

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Short-term Incentive Plan
The Short-term Incentive Plan (“STIP”) is an annual cash award designed to incentivize and reward personnel for achieving near-term goals set by the Board, Compensation Committee and the executive team, which are seen as critical to advancing Eldorado’s strategic goals and objectives. Given the life cycle of assets in the mining industry, it may be several years before these achievements are reflected in the Company’s operating and financial results.
In 2023, we emphasized corporate performance in the STIP to support the next phase of our development. To do this, the Board and CEO approved a change to the senior executives’ STIP design that aligns STIP awards with corporate achievement in the year by eliminating the individual component. In 2024, 100% of the STIP achievement continued to be directly linked to corporate performance for the CEO and other senior executives. We can assess the output of the team as a whole using the Corporate Scorecard (as defined below), which defines our success. This change shifts the focus of our executive team to sharing joint responsibility for Eldorado achieving the corporate objectives.
Each year, the strategic goals and objectives, which form the basis of the STIP, are carefully considered by the Compensation Committee with a view to establishing a realistic and balanced set of performance targets that encourage both initiative and performance in areas important to Eldorado. The STIP objectives established at the corporate level are cascaded down to all levels of management throughout the Company to maintain alignment.
While the STIP is based on a one-year performance period, the STIP goals align with operational, financial and strategic objectives to build long-term shareholder value. The combination of the STIP program along with the LTIP program, described in the following pages, is intended to motivate our team to achieve current year STIP targets without taking excessive risks or compromising future performance.
The STIP award is calculated as follows:
The table below shows the 2024 target award levels and framework for each of the current NEOs.

NEOs	Target award level (% of base salary)	Potential payout range (% of base salary)	Corporate objectives weighting (%)
George Burns(1)	120	0-240	100
Paul Ferneyhough(2)	80	0-160	100
Louw Smith(3)	80	0-160	100
Simon Hille(4)	80	0-160	100
Frank Herbert	80	0-160	100
Notes:
(1)Mr. Burns’ 2024 STIP target was increased to 120% of salary from 115% to better align his total cash and total direct compensation with market.
(2)Mr. Ferneyhough was appointed as Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(3)Mr. Smith was appointed as Executive Vice President, Development, Greece, effective January 1, 2024.
(4)Mr. Hille was appointed as Executive Vice President, Technical Services & Operations, effective November 1, 2023.

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2024 Corporate Objectives Results
In 2024, Eldorado delivered production above the mid-point of our tightened guidance range, actively managed costs, and continued to drive environmental, social and governance performance throughout the Company. The strong operational performance combined with the robust gold price, resulted in a number of financial milestones in 2024. The following section provides an overview of our 2024 Corporate Scorecard (the “Corporate Scorecard”) and a summary of achievements. On the following page, details on our final Corporate Score for 2024 are provided.

ESG: Safety, Sustainability, Governance and People 30%	Operating safely and sustainably and developing our people are key components of our strategy. We focus on maintaining a fatality-free record and eliminating serious injuries and occupational diseases, maintaining a strong health, safety and sustainability culture, and investing in our people.

•Health and safety: We had a reduction in our total recordable injuries and achieved major milestones across our health and safety initiatives, including achieving the challenge goal of introducing our High Potential Risk control strategy and full roll-out of Courageous Safety Leadership Training and positive reporting.
•Sustainability: We continued to mature our SIMS, a global framework that outlines a common set of minimum-performance standards. In 2024, we set a challenge target of completing corrective action plans at our operations, which we successfully completed. We investigated plausible climate target scenarios that include Skouries, made progress against our existing climate target and completed physical climate risk assessments at each of our operations and Skouries.
•No fatalities and no major social or major environmental incidents: No modifiers to the outcomes were applied.

Operational Execution 30%	Operational excellence and operating safe, profitable mines are critical to Eldorado’s ongoing success.

•Total gold produced: Total gold production was 520,293 ounces, which was above the mid-point of our tightened guidance range. Highlights included a record fourth quarter of production at the Lamaque Complex and the 10th consecutive year of our Efemçukuru operation meeting production guidance.
•AISC(1): US$1,285 per ounce sold in 2024, within our tightened guidance range. AISC was impacted by higher royalties due to increased gold prices, which we were able to partly offset by lower sustaining capital.
•Free cash flow excluding Skouries(1): When excluding capital investments made at the Skouries project during the year, free cash flow was US$342 million in 2024, well ahead of our target (US$156 million).
•Skouries Operational Readiness: We accelerated the purchase of higher capacity mobile mining equipment (originally expected to be purchased post-commercial production as part of the contract mining fleet), completed Priority Operational Readiness area plans and a Baseline Risk Assessment and mitigation plan.

Growth and Strategic Focus 40%	Growing and optimizing our operations and projects and maintaining our reserves and resources are essential to Eldorado’s growth and value-creation.

•Skouries: We revised our schedule and capital estimates following a comprehensive bottom-up analysis, driven by a slower than expected ramp-up of personnel, due to the tight labour market for construction workers in Greece. Mitigation plans include optimizing the production plan, now expected to provide earlier access to higher grade ore and facilitate efficient process plant commissioning.
•Growth capital projects: Olympias continued its transformation efforts, completing a mutually beneficial three-year Collective Bargaining Agreement and achieving increased year-over-year production.
•MRMR: The Company exceeded its MRMR targets for 2024 with full replacement of overall reserve depletion, the extension of mine life at Efemçukuru, and strong results at Ormaque, demonstrating the value of the deposit for many years to come.
•Ormaque: In December 2024, the inaugural Mineral Reserve at Ormaque was announced. This achievement positions the Company for long-term success with two underground mines and substantial potential for converting Inferred Mineral Resources, along with exploration opportunities.

Note:
(1)These measures or ratios are non-IFRS ratios. See the “Non-IFRS and Other Financial Measures and Ratios” section on page 121 in this Circular for explanations and discussion of these non-IFRS measures and ratios.

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2024 Corporate Objectives Results

	Objective	Threshold	Target	Challenge	Result	Weighting (%)	Score	Achievement level (%)
ESG: Safety, Sustainability, Governance and People (30%)
Reduce Lost Time Incident Frequency Rate (“LTIFR”)	Operations	Above target	0.42	Below target	1.07(1)	2.5	1.50	3.8
	Skouries	Above target	1.90	Below target	0.57
Reduce Total Recordable Incident Frequency Rate (“TRIFR”)	Operations	Above target	4.12	Below target	3.32	2.5	2.00	5.0
	Skouries	Above target	4.74	Below target	2.86
	High Potential Risk control	Adopt revised definition and create High Potential Frequency Rate (“HPIF”) baseline				5	2.00	10.0
	Safety leadership engagement	Leading indicator of engagement from all levels of Eldorado leadership, develop Courageous Safety Leadership Program				5	2.00	10.0
	Sustainability	Complete SIMS 2.0 implementation baseline verifications				5	2.00	10.0
	Climate & GHG	Complete updated physical climate risk assessments				2.5	2.00	5.0
		Progress GHG Emissions Mitigation Pathway				2.5	1.80	4.5
	Inclusive and respectful workplace	Integrate two new Mining Association of Canada’s Toward Sustainable Mining protocols: Safe, Healthy & Respectful Workplaces and Equitable, Diverse & Inclusive Workplaces				5	2.00	10.0
	Modifier: zero fatalities, zero major environmental and social incidents	Achieved, no negative modifier applied
Operational Execution (30%)
	Total gold produced (oz)	489,283	543,648	598,012	520,293	10	0.75	7.5
	AISC (US$/oz)(2)	$1,322	$1,202	$1,082	$1,285	5	0.75	3.8
	Free cash flow excluding Skouries (US$M)(2)	$121–$127	$135–$141	>$155	$342	5	2.00	10.0
	Greece transformation	Olympias transformation and expansion; G&A plan and Mavres Petres/Stratoni Care and Maintenance plan				3	1.00	3.0
	Skouries Operational Readiness (“OR”)	Skouries readiness (Management Operating System, people) and operationalization				7	0.40	2.8
Our Future: Growth and Strategic Focus of Eldorado (40%)
	Skouries	Progress Skouries project (cost, schedule, integration)				20	0.30	6.0
	Growth capital (US$M) (excludes Skouries)	$121–$163	$128–$156	$135–$149	$146	2.5	2.00	5.0
		Advance the Olympias mill expansion				2.5	1.50	3.8
	MRMR: reserve replacement, resource expansion, exploration portfolio pipeline and quality	Replace Measure & Indicated (“M&I”) Mineral Resource Depletion				2	2.00	4.0
		Inferred Mineral Resource Addition (oz)				2	2.00	4.0
		New exploration portfolio targets, demonstrably increase portfolio target quality				1	2.00	2.0
	Thrace	Perama Hill permits, stakeholder engagement and Community Service Relations (“CSR”) strategy				5	1.50	7.5
	Ormaque	Complete bulk sample, technical study (Pre-Feasibility Study “PFS”)				5	2.00	10.0
Corporate Score								128
Board negative discretion adjustment applied due to Skouries delay								(13)
Adjusted Corporate Score								115
Notes:
(1)LTIFR achieved target rating at operating sites in recognition of performance at or close to zero absolute incidents.
(2)These measures or ratios are non-IFRS ratios. See the “Non-IFRS and Other Financial Measures and Ratios” section on page 121 in this Circular for explanations and discussion of these non-IFRS measures and ratios.

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2024 STIP Awards
The table below shows the actual STIP awards for the year ended December 31, 2024.

			Corporate performance
NEOs	2024 Base salary (CDN$)	Target STIP (% of salary)	Weight (%)	Score	Achievement level (%)	STIP payout (achievement level × target award) (% of salary)	2024 STIP award (CDN$)
George Burns(1)	1,060,800	120	100	1.15	115	138	1,463,904
Paul Ferneyhough(2)	520,000	80	100	1.15	115	92	478,267
Louw Smith(3)	776,395	80	100	1.15	115	83	646,265
Simon Hille(4)	488,000	80	100	1.15	115	92	448,960
Frank Herbert	473,300	80	100	1.15	115	92	435,412
Total payout							$3,472,808
Notes:
(1)Mr. Burns’ 2024 STIP target was increased to 120% of salary from 115% to better align his total cash and total direct compensation with market.
(2)Mr. Ferneyhough was appointed as Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(3)Mr. Smith was appointed as Executive Vice President, Development, Greece, effective January 1, 2024. Mr. Smith is on an expatriate assignment and is compensated on a net-of-tax basis, consistent with Eldorado’s practice for expatriate assignments. However, his base salary and STIP award are disclosed above on a gross-of-tax basis. See the “Summary Compensation Table” section on page 101 for more information. Base salary and STIP earned in U.S. dollars were converted to Canadian dollars based on the annual 2024 exchange rate of 1 U.S. dollars = 1.3698 Canadian dollars.
(4)Mr. Hille was appointed as Executive Vice President, Technical Services & Operations, effective November 1, 2023.

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Long-term Incentive Plan
The Long-term Incentive Plan (“LTIP”) aligns the experience of our executives with that of our shareholders by tying a significant portion of their total compensation to the long-term performance of Eldorado’s share price. The LTIP encourages our executives to focus on the long-term impact of their decisions and actions and to provide rewards to the extent their efforts result in future value-creation. The ultimate value each recipient receives is contingent upon Eldorado’s share price performance. Previous grants are not directly taken into account, but may be considered when determining the annual PSU, RSU and stock option awards.
The value of the LTIP will increase or decrease reflecting the executive team’s achievement of short- and long-term objectives that impact share price performance over the vesting period for these incentives.
Target LTIP Award and Mix
Eldorado’s target LTIP award value and mix comprises PSUs (50%), RSUs (25%) and Options (25%). The mix, vesting and expiry periods align with industry best practices and good governance.
Vesting Terms and Conditions
The vesting terms and conditions of each form of LTIP are summarized in the following table.

	Performance Share Units (“PSUs”)	Restricted Share Units (“RSUs”)	Stock Options
Determining the number of units granted	PSU grant value divided by closing share price on day prior to grant	RSU grant value divided by closing share price on day prior to grant	Stock option grant value divided by Black–Scholes value
Vesting	Vests on the third anniversary of the grant date if performance-vesting criteria are met	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date
Expiry or redemption	Redeemed after three years, provided vested	Redeemed after three years (at the latest), provided vested	Expires after five years(1)
Equity ownership requirements	Not included	Included	Not included
Note:
(1)Eldorado is seeking shareholder approval of the change to stock option term to seven years from five years to be applicable to stock options awards granted following June 3, 2025. See the "4. Ordinary Resolution Approving Amendments to the Company's Stock Option Plan” section on page 15 for more information.

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Performance Share Units
PSUs can be granted from the PSU Plan or RSU Plan (with specific performance criteria attached at grant). PSUs align the interests of NEOs with Eldorado’s long-term performance by providing compensation that is conditional on the achievement of predetermined performance criteria.
PSUs cliff vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Eldorado’s relative Total Shareholder Return (“relative TSR”) performance over the three-year performance period and the three-year absolute Total Shareholder Return (“absolute TSR”) cap.
While PSUs can be settled in cash or shares under the terms of the Plan, the Board has determined that all PSUs that have vested have been settled in shares. The number of PSUs that are earned and redeemed is calculated as follows:
In 2022, the Board reviewed and approved a change to the methodology used to evaluate relative TSR performance. Beginning for PSUs granted in 2023, a percentile rank approach will be used to evaluate relative TSR performance, consistent with the approach used by a majority of our peers. Prior to each grant, the Board approves the PSU peer group, which consists of a subset of companies within the TSX Global Gold Index (generally excluding royalties, streaming companies and non-producers). Performance of each company will be measured over the three-year performance period, using a 20-day volume-weighted average price to measure the starting and ending performance of each peer. Eldorado’s performance over the same three-year period will be measured as a percentile of the peer group. The Board back-tested the past relative TSR results to determine that outcomes are likely to be reasonable when considered against past outcomes. The new approach results in increased consistency in evaluation and an easier-to-understand method, thereby increasing participant engagement in the plan and retention. The following evaluation scale will be used to determine the relative TSR performance for PSUs granted starting in 2023.
Based on feedback from shareholders and with the support from Meridian on market practice, the Compensation Committee has been considering a second PSU metric. In 2024, the Compensation Committee recommended for Board approval the addition of a GHG emissions mitigation target within the PSU scorecard. The climate metric represents 10% of the PSU scorecard for PSUs granted in 2024. The climate metric measures GHG emissions mitigations achieved over the performance period based on threshold, target and challenge metrics. These qualitative metrics are competitively sensitive and detailed disclosure would seriously prejudice the Company in the competitive market in which it operates, and as such, will be disclosed when the 2024–2026 PSUs are paid out. The targets underlying these GHG goals will be consistent with our GHG emissions mitigation journey disclosed in Eldorado’s Climate Report and are set at appropriately challenging levels that will require significant effort to achieve, in line with Eldorado’s disciplined approach to compensation. In conjunction with this change, the Compensation Committee also approved a change to the PSU performance period to a three-year performance period commencing on January 1 of the grant year and ending on December 31 of the third year. For PSUs granted in 2024, performance will be measured from January 1, 2024 to December 31, 2026. The following PSU scorecard will be used to measure PSU performance for PSUs granted starting in 2024.

Metric	Weighting	Threshold	Target	Challenge
Relative TSR	90%	25th percentile 50% multiplier	50th percentile 100% multiplier	75th percentile 200% multiplier
Climate & GHG	10%	50% multiplier	100% multiplier	200% multiplier

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For PSUs granted starting in 2024, the number of PSUs that are earned and redeemed is calculated as follows:
Relative TSR Measurement
The following chart represents the new relative TSR achievement and payout levels that were recently approved by the Board for PSU grants starting in 2023. This chart represents a market-typical PSU payout of 100% at P50, no payout for achievement below P25 and 200% payout for achievement of P75 or higher.
PSU Achievement

Relative Performance Required	Three-year Relative TSR Multiplier
Three-year Absolute
TSR Constraint
The three-year relative TSR multiplier will be capped at 100% if Eldorado’s three-year absolute TSR is negative over the performance period, even if our TSR performance is better than our peers.

<25th percentile	0%
25th percentile	50%
Between 25th and 50th percentile	Linear interpolation
50th percentile	100%
Between 50th and 75th percentile	Linear interpolation
≥75th percentile	200%

Why Relative TSR?
Relative TSR compares our share price performance to the constituents of the PSU peer group, which includes many of the companies in the S&P/TSX Global Gold Index; our performance relative to this peer group provides a clear indication of whether we out- or under-performed our peers within the same commodity price environment over the same period.

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The following PSU performance peer group was approved by the Board in early 2024 to evaluate relative TSR performance over the 2024 to 2026 performance period. All constituents of the TSX Global Gold Index were included except for royalty, streaming and non-producing companies, which were removed.

2024 Peer Group (n = 30)
Agnico Eagle Mines Limited	Coeur Mining, Inc.	IAMGOLD Corporation	OceanaGold Corporation
Alamos Gold Inc.	Compañía de Minas Buenaventura	K92 Mining Inc.	Orla Mining Ltd.
AngloGold Ashanti Limited	DRDGOLD Limited Gold	Karora Resources Inc.(2)	SSR Mining Inc.
Aris Mining Corporation	Dundee Precious Metals Inc.	Kinross Gold Corporation	Torex Gold Resources Inc.
B2Gold Corp.	Endeavour Mining plc.	Lundin Gold Inc.	Victoria Gold Corp.
Barrick Gold Corporation	Equinox Gold Corp.(1)	McEwen Mining Inc.	Wesdome Gold Mines Ltd.
Calibre Mining Corp.(1)	Gold Fields Limited	New Gold Inc.
Centerra Gold Inc.	Harmony Gold Mining Company	Newmont Corporation
Notes:
(1)Effective February 23, 2025, Equinox Gold Corp. announced an arrangement agreement where Equinox Gold Corp. will acquire Calibre Mining Corp.
(2)Effective August 1, 2024, Karora Resources has been acquired by Westgold Resources Limited.
The former relative TSR evaluation method will continue to be used to evaluate relative TSR performance for PSUs granted in 2022 and prior. The former evaluation method is calculated as follows:

Relative Performance Required	Three-year Relative TSR Multiplier	Eldorado’s three-year relative TSR performance over the three years ended March 2, 2024, resulted in a 200% PSU performance multiplier. Absolute TSR was 10.88% over the period.
≤75% of S&P/TSX Global Gold Index TSR	0%
Between 75% and 100% of Index TSR	Linear interpolation
Equal to Index TSR	100%
Between 100% and 150% of Index TSR	Linear interpolation
≥150% of Index TSR	200%
In 2024, the Board approved the PSU achievement and subsequent redemption of PSUs vested on March 2, 2024. Eldorado’s TSR over the three-year performance period ended March 2, 2024, was 10.88% compared to the S&P/TSX Global Index TSR of 1.34% over the same period, resulting in a three-year relative TSR performance of 814% of the S&P/TSX Global Index, which resulted in 200% PSU achievement. The Board determined that the PSUs vested in 2024 would be settled in shares.
Restricted Share Units
The RSU Plan promotes share ownership in the Company and serves as a retention incentive for our NEOs. The value of RSUs redeemed is dependent on the share price at the time of redemption, which can be higher or lower than the value reported at the time of grant. In this way, the experience of our executives is linked to that of our shareholders.
RSU awards typically vest in three tranches over three years.
Stock Options
Stock options link the experience of our executives to that of our shareholders and encourage our executives to execute strategic business goals and objectives designed to improve share price performance. Any value received from stock options is entirely dependent on share price appreciation.
Stock options vest in three tranches over a three-year period and expire after five years from the date of grant. The long-term vesting and expiry schedule promotes continued efforts to return shareholder value, and it also acts as a retention tool.

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2024 Long-term Incentives
The table below shows the number of units and value of the LTIP awarded to the current NEOs for 2024. The LTIP forms part of the annual compensation package for executives and are granted annually in the first quarter.
Share- and option-based awards are recognized and disclosed as granted in the year of service (i.e., share- and option-based awards granted in the first quarter of 2024 are considered 2024 compensation). The values stated in the table below reflect awards granted in 2024:

		PSUs(1)		RSUs(1)		Stock options(2)
NEOs	LTIP target (% of salary)	Number granted	Value (CDN$)	Number granted	Value (CDN$)	Number granted	Value (CDN$)
George Burns	220	80,363	1,166,871	40,181	583,428	114,850	583,438
Paul Ferneyhough(3)	150	26,859	389,993	13,429	194,989	38,385	194,996
Louw Smith(4)	150	41,884	608,156	20,941	304,063	59,859	304,084
Simon Hille(5)	150	25,206	365,991	12,603	182,996	36,023	182,997
Frank Herbert	150	24,447	354,970	12,223	177,478	34,938	177,485
Notes:
(1)PSUs and RSUs were granted on February 27, 2024. The number of PSUs and RSUs granted was determined based on the closing share price per Eldorado common share on the TSX, as at the close of trade on February 26, 2024 (CDN$14.52).
(2)Stock options were granted on February 27, 2024, at an exercise price of CDN$14.52, the closing share price per Eldorado common share on the TSX on February 26, 2024. The value of stock option grants is based on the Black–Scholes method.
(3)Mr. Ferneyhough was appointed as Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(4)Mr. Smith was appointed as Executive Vice President, Development, Greece, effective January 1, 2024. Mr. Smith’s 2024 share- and option-based awards include a make whole equity award value of US$300,000, equivalent to a grant value of CDN$405,425. The make whole equity award was intended to replace forfeited compensation from his previous employer and is economically equivalent to the forfeited value. The make whole equity award mix is comprised of PSUs (50%), RSUs (25%) and Options (25%), so is substantially performance-based. Eldorado does not pay taxes on the value of Mr. Smith’s vested equity awards on behalf of Mr. Smith.
(5)Mr. Hille was appointed as Executive Vice President, Technical Services & Operations, effective November 1, 2023.
Defined Contribution Supplemental Executive Retirement Plan
In 2017, Eldorado introduced a DC SERP for the President & CEO and other designated executive officers in Canada to replace an earlier pension program. Going forward, all new executives who are eligible to receive supplementary retirement benefits will participate in the DC SERP. The Company has no other pension or deferred compensation plans.
The DC SERP was designed to provide supplementary retirement benefits to executives who are subject to the limitation imposed by the Income Tax Act (Canada) (“Tax Act”) on annual registered retirement savings plan (“RRSP”) contributions. For the purpose of the Tax Act, the DC SERP is intended to be a retirement plan funded as a retirement compensation arrangement. It is not intended to qualify as a registered pension plan.
DC SERP benefits are accumulated based on 10–15% of annual base salary plus the paid or target STIP award, depending on the executive, less contributions to an RRSP. Contributions under the DC SERP are accumulated with interest, and are payable to the executives upon retirement, resignation, death or termination, with or without cause, subject to the executive meeting a required vesting period of up to five years of service.
The DC SERP is funded on an annual basis, and the Company has elected for the funds to be invested by an investment manager. The investment risks and rewards are assumed by each participant and not by the Company.

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During the year ended December 31, 2024, a total of CDN$616,667 was accumulated in contributions on behalf of Mr. Burns, Mr. Ferneyhough, Mr. Hille and Mr. Herbert. Accumulated pension benefits under the DC SERP (up to and including 2024) and annual RRSP contributions are as follows:

NEOs(1)	Accumulated value at start of year (CDN$)	2024 Compensatory change(2)(3) (CDN$)	Accumulated value at end of year (CDN$)
George Burns	2,105,240	350,064	2,455,304
Paul Ferneyhough(4)	38,045	93,574	131,619
Simon Hille(5)	38,028	87,840	125,868
Frank Herbert	81,000	85,189	166,189
Philip Yee(6)	451,470	—	451,470
Notes:
(1)Mr. Smith is not eligible to participate in the DC SERP.
(2)SERP benefits are fully vested following a five-year vesting period of SERP membership, except those of Mr. Burns, whose SERP benefits are fully and immediately vested.
(3)This amount excludes the annual return value.
(4)Mr. Ferneyhough was appointed as Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(5)Mr. Hille was appointed as Executive Vice President, Technical Services & Operations, effective November 1, 2023.
(6)Mr. Yee ceased to be the Executive Vice President & Chief Financial Officer, effective January 2, 2024. There was no compensatory change to the DC SERP value in 2024.
Perquisites and Benefits
NEOs receive benefits that include medical, extended health, dental, disability and insurance coverage.
With the exception of Mr. Smith, none of the NEOs received perquisites which, in the aggregate, were worth more than CDN$50,000, or 10%, of the respective executive officer’s salary. Mr. Burns and Mr. Hille received benefits in the form of parking. Mr. Burns also received a club membership until March 2024. Due to being an expatriate located in Greece, Mr. Smith received a one-time relocation allowance, monthly housing allowance and home flight reimbursement. See the “Summary Compensation Table” section on page 101 for more information.
In 2019, the Company launched an Employee Share Purchase Plan (“ESPP”) in Canada to encourage all full-time employees, including executives, to purchase common shares of the Company. The common shares subject to the ESPP are purchased through the open market and are not issued through treasury. Eligible employees may contribute up to 10% of their annual base salary through payroll deductions. The Company makes a matching contribution equal to 50% of the participant’s contributions up to an annual maximum of CDN$10,000. Participation in the ESPP is voluntary. As an expatriate, Mr. Smith is not eligible to participate in the ESPP.

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Current Named Executive Officers
The following biographies provide an overview of each active Named Executive Officer’s (“NEO’s”) role, responsibilities, 2022–2024 total compensation with year-over-year comparisons, performance-based compensation and equity ownership. For more detailed information on total compensation for NEOs, please see page 101. For their pay mix, see page 74, and for equity ownership requirements, see page 79. A biography for Mr. Yee has not been included as he ceased to be the Executive Vice President & Chief Financial Officer, effective January 2, 2024.

George Burns
President & Chief Executive Officer
Mr. Burns joined Eldorado on February 1, 2017, and assumed the role of President & Chief Executive Officer on April 28, 2017. Prior to joining us, Mr. Burns was Executive Vice President & Chief Operating Officer at Goldcorp. He also held the Goldcorp positions of Senior Vice President, Mexican Operations, and Vice President, Canada and United States, respectively. Prior to that he was Senior Vice President & Chief Operating Officer of Centerra Gold Inc.
Mr. Burns has over 30 years of experience in the mineral sector including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Mr. Burns has served in various capacities for Asarco LLC including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978.

Time with Eldorado >8 years	Time in industry >30 years

COMPENSATION

As at December 31 (CDN$)	2024	2023	2022
Base salary	1,060,800	1,060,800	1,020,000
STIP(1)	1,463,904	1,476,103	989,400
Share-based award	1,750,299	1,750,315	1,682,984
Options	583,438	583,437	561,000
DC SERP/Other	350,064	318,240	306,000
Total direct compensation	$5,208,505	$5,188,895	$4,559,384
Change from prior year	—%	14%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(2)	Meets ownership requirement
4 x base salary	$4,243,200	$12,819,277	Yes

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Paul Ferneyhough
Executive Vice President & Chief Financial Officer
Mr. Ferneyhough was appointed Executive Vice President & Chief Financial Officer in January 2024. Mr. Ferneyhough joined the Company in May 2021. Effective November 1, 2023, Mr. Ferneyhough was promoted to Executive Vice President, Chief Strategy and Commercial Officer. Previously, he served as Senior Vice President, Chief Strategy & Commercial Officer, and prior to that, Senior Vice President, Chief Growth & Integration Officer.

Before joining Eldorado, Mr. Ferneyhough spent nearly two decades with Repsol SA (and Talisman Energy), most recently as Executive Director, leading Repsol’s North American upstream oil and gas division. He also held progressively senior leadership roles in corporate, line and functional areas including finance, investor relations, strategy, commercial, planning, and business performance management. Mr. Ferneyhough is a Qualified Chartered Accountant (ICAEW) and has a Bachelor of Science (Hons) in physics from Durham University, United Kingdom.

Time with Eldorado >3 years	Time in resources industry(1) >26 years

COMPENSATION

As at December 31 (CDN$)	2024(2)	2023	2022
Base salary	519,856	447,304	418,200
STIP	478,267	365,962	392,794
Share-based award	584,982	399,229	313,632
Options	194,996	133,078	104,549
DC SERP/Other	93,574	38,045	—
Total direct compensation	$1,871,675	$1,383,618	$1,229,175
Change from prior year	35%	13%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(3)	Meets ownership requirement(4)
2 x base salary	$1,040,000	$994,769	On track

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Louw Smith
Executive Vice President, Development, Greece
Mr. Smith was appointed Executive Vice President, Development, Greece, in January 2024. Mr. Smith brings to the role over 30 years of experience in the industry, and most recently, held the position of Managing Director at TEX, overseeing a full range of technical solutions for gold mining companies. Prior to that, Mr. Smith was Chief Operating Officer at Nord Gold Plc for eight years. Mr. Smith was also Chief Operating Officer at Alacer Gold Corp. Mr. Smith is based in Greece and responsible for the development of our Greek assets, including Skouries and Perama Hill, overseeing operations and corporate functions. Mr. Smith holds a master’s degree in mining engineering (mineral economics) from the University of Witwatersrand in South Africa and an executive master’s degree in business administration from the University of Western Australia.

Time with Eldorado >1 year	Time in industry >30 years

COMPENSATION

As at December 31 (CDN$)	2024(1)	2023	2022
Base salary(2)	776,395	—	—
STIP(2)	646,265	—	—
Share-based award(3)	912,219	—	—
Options	304,084	—	—
DC SERP/Other(2)(4)	91,336	—	—
Total direct compensation	$2,730,299	$—	$—
Change from prior year	—%	—%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(5)	Meets ownership requirement(6)
2 x base salary	$1,552,790	$447,719	On track

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Simon Hille
Executive Vice President, Technical Services & Operations
Mr. Hille was appointed Executive Vice President, Technical Services & Operations, in November 2023. Mr. Hille joined the Company in November 2020, serving in increasingly senior roles until his appointment as Executive Vice President. Mr. Hille is responsible for operations in Türkiye and Canada, inclusive of technical services, exploration, and safety and sustainability.

Mr. Hille has over 30 years of experience in gold and base metals, specializing in leading high-performance, cross-functional technical and operational teams to maximize value from complex ore bodies. Prior to joining Eldorado, Mr. Hille was Group Executive, Technical Engineering & Global Projects at Newmont (Goldcorp). He also held senior leadership roles in metallurgy and process development with Barrick Gold and Newcrest Mining.

Mr. Hille holds a Bachelor of Science in extractive metallurgy from Curtin University’s Western Australian School of Mines and is a Fellow of Australasian Institute of Mining & Metallurgy (FAusIMM).

Time with Eldorado >4 years	Time in industry >30 years

COMPENSATION

As at December 31 (CDN$)	2024	2023(1)	2022
Base salary	488,000	441,142	388,047
STIP	448,960	361,720	306,571
Share-based award	548,987	389,338	273,083
Options	182,997	129,777	91,030
DC SERP/Other	87,840	38,028	—
Total direct compensation	$1,756,784	$1,360,005	$1,058,731
Change from prior year	29%	28%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(2)	Meets ownership requirement(3)
2 x base salary	$976,000	$779,215	On track

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Frank Herbert
Executive Vice President, General Counsel & Chief Compliance Officer
Mr. Herbert formally assumed the role of Executive Vice President, General Counsel & Chief Compliance Officer, effective January 1, 2023. Prior to joining Eldorado, Mr. Herbert held various senior legal positions in the mining industry including serving as an independent consultant for a mid-tier Canadian gold producer and a 13-year tenure at Centerra Gold Inc. where his most recent role was President, General Counsel. Prior to his in-house roles, Mr. Herbert was in private practice for over 15 years at major Canadian law firms, where his practice focused on mining and corporate matters. Mr. Herbert also has extensive experience working with the investment community and analysts in Europe and North America as well as with local and international media. He holds a Bachelor of Arts in history and English from the University of Toronto and a Bachelor of Laws from Queen’s University.

Time with Eldorado >2 years	Time in industry >20 years

COMPENSATION

As at December 31 (CDN$)	2024	2023(1)	2022(1)
Base salary	473,274	450,000	—
STIP	435,412	435,600	—
Share-based award	532,448	506,223	—
Options	177,485	168,749	—
DC SERP/Other	85,189	81,000	1,009,912
Total direct compensation	$1,703,808	$1,641,572	$1,009,912
Change from prior year	4%	n/a

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(2)	Meets ownership requirement(3)
2 x base salary	$946,600	$588,142	On track

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Notes from the NEO biographies
George Burns:
(1)The Committee reviewed executive compensation market data and determined Mr. Burns’ salary is aligned with market, but to better align total cash and total direct compensation with market, the Committee approved an increase to Mr. Burns’ STIP target to 120% from 115% for 2024.
(2)Based on the higher of the value at acquisition date or fair market value at December 31, 2024 (CDN$21.38). For more information on executive equity ownership, see page 79.
Paul Ferneyhough:
(1)Mr. Ferneyhough has more than 26 years of experience in the resources industry, with over three years of experience in the mining industry and 23 years in the energy industry.
(2)Mr. Ferneyhough was appointed as Executive Vice President & Chief Financial Officer, effective January 2, 2024. Mr. Ferneyhough received a 11.1% salary increase in January 2024 for his promotion from Senior Vice President, Chief Strategy & Commercial Officer.
(3)Based on the higher of the value at acquisition date or fair market value at December 31, 2024 (CDN$21.38). For more information on executive equity ownership, see page 79.
(4)Mr. Ferneyhough is on track to meet the ownership requirements and has until November 2028 to meet his ownership requirement.
Louw Smith:
(1)Mr. Smith was appointed as Executive Vice President, Development, Greece, effective January 1, 2024.
(2)Mr. Smith is on an expatriate assignment and is compensated on a net-of-tax basis, consistent with Eldorado’s practice for expatriate assignments. However, his base salary, STIP compensation and other compensation is disclosed above on a gross-of-tax basis. See the “Summary Compensation Table” section on page 101 for more information. Base salary, STIP and other compensation earned in U.S. dollars were converted to Canadian dollars based on the annual 2024 exchange rate of 1 U.S. dollars = 1.3698 Canadian dollars.
(3)Mr. Smith’s 2024 share-based awards include a US$300,000 make whole award, equivalent to a grant value of CDN$405,425. The make whole equity award was intended to replace forfeited compensation from his previous employer and is economically equivalent to the forfeited value. The make whole equity award mix is comprised of PSUs (50%), RSUs (25%) and Options (25%), so is substantially performance-based.
(4)Other compensation includes expatriate assignment related perquisite costs in the year. See the “Summary Compensation Table” section on page 101 for more information.
(5)Based on the higher of the value at acquisition date or fair market value at December 31, 2024 (CDN$21.38). For more information on executive equity ownership, see page 79.
(6)Mr. Smith is on track to meet the ownership requirement and has until January 2029 to meet his ownership requirement.
Simon Hille:
(1)Mr. Hille was appointed as Executive Vice President, Technical Services & Operations, effective November 1, 2023.
(2)Based on the higher of the value at acquisition date or fair market value at December 31, 2024 (CDN$21.38). For more information on executive equity ownership, see page 79.
(3)Mr. Hille is on track to meet the ownership requirement and has until November 2028 to meet his ownership requirement.
Frank Herbert:
(1)Mr. Herbert joined Eldorado as an employee in January 2023. Prior to this, he was hired as a consultant in May 2022. Mr. Herbert’s other compensation in 2022 relates to consulting fees paid for services rendered in 2022.
(2)Based on the higher of the value at acquisition date or fair market value at December 31, 2024 (CDN$21.38). For more information on executive equity ownership, see page 79.
(3)Mr. Herbert is on track to meet the ownership requirement and has until January 2028 to meet his ownership requirement.

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Compensation Tables and Disclosures
Shareholder Return
The graphs below show the change in value of $100 invested in our common shares over a five-year period (between December 31, 2019 and December 31, 2024) and over a one-year period (between December 31, 2023 and December 31, 2024), compared to a similar investment in the S&P/TSX Global Gold Index and the S&P/TSX Composite Index over the same period.
Source: Bloomberg

As at December 31	2019	2020	2021	2022	2023	2024
Eldorado Gold Corporation	100	162	114	109	165	205
S&P/TSX Global Gold Index	100	122	116	113	118	143
S&P/TSX Composite Index	100	106	132	125	139	169

Cumulative total shareholder return (%)	2020	2021	2022	2023	Five-year (2024)	Five-year CAGR(1)
Eldorado Gold Corporation	61.74	13.71	8.63	64.91	104.99	15.44
S&P/TSX Global Gold Index	22.09	15.59	12.81	17.97	42.52	7.34
S&P/TSX Composite Index	5.61	32.17	24.57	39.30	69.46	11.13
Note:
(1)Compound annual growth rate (“CAGR”).
A significant portion of the Company’s executive compensation is in the form of equity, with the value ultimately realized tied directly to our share price performance, providing alignment with the shareholder experience.

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Summary Compensation Table
The table below shows the total compensation earned by our NEOs during the last three financial years ended December 31, 2022, 2023 and 2024.

Principal name and position	Year	Salary(1) (CDN$)	Share- based awards (2)(3)(4) (CDN$)	Option- based awards (2)(4)(5) (CDN$)	Non-equity incentive plan compensation (6)(7) (CDN$)	Pension value(8) (CDN$)	Other compensation(9) (CDN$)	Total compensation (CDN$)
George Burns(7) President & CEO	2024	1,060,800	1,750,299	583,438	1,463,904	350,064	—	5,208,505
	2023	1,060,800	1,750,315	583,437	1,476,103	318,240	—	5,188,895
	2022	1,020,000	1,682,984	561,000	989,400	306,000	—	4,559,384
Paul Ferneyhough(10) EVP & Chief Financial Officer	2024	519,856	584,982	194,996	478,267	93,574	—	1,871,675
	2023	447,304	399,229	133,078	365,962	38,045	—	1,383,618
	2022	418,200	313,632	104,549	392,794	—	—	1,229,175
Louw Smith(11) EVP, Development, Greece	2024	776,395	912,219	304,084	646,265	—	91,336	2,730,299
	2023	—	—	—	—	—	—	—
	2022	—	—	—	—	—	—	—
Simon Hille(12) EVP, Technical Services & Operations	2024	488,000	548,987	182,997	448,960	87,840	—	1,756,784
	2023	441,142	389,338	129,777	361,720	38,028	—	1,360,005
	2022	388,047	273,083	91,030	306,571	—	—	1,058,731
Frank Herbert(13) EVP, General Counsel & Chief Compliance Officer	2024	473,274	532,448	177,485	435,412	85,189	—	1,703,808
	2023	450,000	506,223	168,749	435,600	81,000	—	1,641,572
	2022	—	—	—	—	—	1,009,912	1,009,912
Philip Yee(14) Former EVP & CFO	2024	4,375	—	—	—	—	1,598,411	1,602,786
	2023	551,800	620,756	206,923	534,142	55,180	—	1,968,801
	2022	530,604	596,917	198,974	493,249	95,509	—	1,915,253

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Notes:
(1)Salary is the total actual base salary paid to the individual during the applicable financial year.
(2)Share- and option-based awards are recognized as granted in the year of service (i.e., share- and option-based awards granted in the first quarter of 2024 are considered 2024 compensation).
(3)For compensation and financial reporting purposes, we calculate the dollar value of the RSUs based on the closing share price per Eldorado common share on the TSX, as at the close of trade on the day prior to the grant date in accordance with the RSU plan. For compensation purposes, we calculate the dollar value of the PSUs as the closing share price per Eldorado common share on the TSX, as at the close of trade on the day prior to the grant date in accordance with the PSU plan. For financial reporting purposes, we calculate the fair value of the PSUs using a valuator.
(4)Mr. Smith’s 2024 share- and option-based awards include a US$300,000 make whole equity award, equivalent to a grant value of CDN$405,425. This is based on the closing exchange rate on February 26, 2024 of 1 U.S. dollar = 1.3515 Canadian dollars and rounding down of any partial share unit or stock option to the nearest whole number. The make whole equity award was intended to replace forfeited compensation from his previous employer and is economically equivalent to the forfeited value. The make whole equity award mix is comprised of PSUs (50%), RSUs (25%) and Options (25%), so is substantially performance-based.
(5)For compensation and financial reporting purposes, we calculate the fair value of the option-based awards using the Black–Scholes method. We used the following assumptions in 2022, 2023 and 2024.

Year	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price (CDN$)
2022	—	59.60–61.33	1.37–1.59	1.96–3.96	13.92
2023	—	44.48–56.80	3.21–3.84	1.94–3.94	15.17
2024	—	42.86–52.84	3.68–4.31	1.94–3.94	14.52
(6)Non-equity incentive plan compensation is determined and paid out in Q1 of the following year for prior year performance. See page 84 for a description of the non-equity incentive plan.
(7)Mr. Burns’ 2024 STIP target was increased to 120% of salary from 115% to better align his total cash and total direct compensation with market.
(8)Eldorado does not have a Company-wide pension plan. See page 92 for more information about the DC SERP retirement benefits.
(9)Details of the amounts set forth in other compensation are as follows:
•Expatriate assignment costs: Mr. Smith’s other compensation relates to expatriate assignment related perquisite costs in the aggregate of $91,336, which includes a one-time relocation allowance of $7,537, monthly housing allowance of $46,035, and home flight reimbursement of $37,764.
•Departure payments: On January 2, 2024, Philip Yee ceased to hold the position of Executive Vice President & Chief Financial Officer of Eldorado. Mr. Yee’s departure was a retirement accelerated at the request of the Board, which the Board considered to be in the best interests of the Company, to allow his successor, Paul Ferneyhough, to be appointed to begin 2024. The accelerated departure at the Board’s request triggered an entitlement to severance on a without cause termination of employment pursuant to Mr. Yee’s employment agreement. Eldorado agreed to provide to Mr. Yee, upon his departure, a payment plus any accrued and unpaid vacation, which is less than his contractual entitlement on a without cause termination. All stock options, RSUs and PSUs then held by Mr. Yee were treated in accordance with the terms thereof, provided however, that all vested stock options held by Mr. Yee remained exercisable for a shorter period than set out in the Stock Option Plan and are exercisable only until the earlier to occur of 180 days or until the expiry date of the options, instead of 365 days as set out in the Stock Option Plan. Eldorado does not pay severance for any voluntary departure or resignation. The severance paid to Mr. Yee was a result of the acceleration of this departure timeframe, on the Board’s terms.
•Consulting fees: Prior to joining Eldorado in January 2023, Mr. Herbert was hired as a consultant in May 2022. Mr. Herbert’s other compensation relates to consulting fees paid for services rendered in 2022 as a consultant.
(10)Mr. Ferneyhough was appointed as Executive Vice President & Chief Financial Officer, effective January 2, 2024. Mr. Ferneyhough joined Eldorado in May 2021 as Senior Vice President, Chief Growth & Integration Officer, and was appointed as Senior Vice President, Chief Strategy & Commercial Officer on January 16, 2023, and as Executive Vice President, Chief Strategy & Commercial Officer on November 1, 2023.
(11)Mr. Smith was appointed as Executive Vice President, Development, Greece, effective January 1, 2024. Mr. Smith is on an expatriate assignment and is compensated on a net-of-tax basis, consistent with Eldorado’s practice for expatriate assignments. However, Mr. Smith’s salary, share-based awards, option-based awards, non-equity incentive plan compensation, and other compensation are reflected on a gross-of-tax basis. Mr. Smith’s compensation net-of-tax is as follows: salary ($547,920), non-equity incentive plan compensation ($504,086) and other compensation ($66,387). In 2024, tax costs relating to salary and other compensation were paid by Eldorado to local tax authorities on behalf of Mr. Smith at a tax rate of approximately 43%, plus certain additional social security contributions, for gross-of-tax compensation as follows: salary ($982,097) and other compensation ($116,285). However, Mr. Smith is now eligible under the 5C special tax regime in Greece, and therefore, the Company expects to receive up to a 50% return on such taxes paid on his salary and other compensation for fiscal year 2024 and expects to pay tax on behalf of Mr. Smith at a rate of approximately 21.5% in the future. Tax costs relating to non-equity incentive plan compensation were paid on behalf of Mr. Smith following approval of his eligibility under the 5C special tax regime at a tax rate of approximately 21.5%. Accordingly, the gross-of-tax salary, non-equity incentive plan compensation, and other compensation disclosed in the table reflect a tax rate of approximately 21.5%, for an aggregate tax cost of $395,603 on such compensation, plus certain additional social security contributions. Future tax returns may offset and decrease taxes originally paid, which would be disclosed in a future year. Salary, non-equity incentive plan compensation, and other compensation earned in U.S. dollars were converted to Canadian dollars based on the annual 2024 exchange rate of 1 U.S. dollars = 1.3698 Canadian dollars. Mr. Smith elected to receive 53.9% of his salary, non-equity incentive plan compensation, and other compensation in euros, converted at the prevailing exchange rate at the time of each payment.
(12)Mr. Hille was appointed as Executive Vice President, Technical Services & Operations, effective November 1, 2023. Mr. Hille joined Eldorado in November 2020 as Vice President, Technical Services, and was appointed as Senior Vice President, Technical Services on May 1, 2022, and as Senior Vice President, Technical Services & Operations on January 16, 2023.
(13)Mr. Herbert joined Eldorado as an employee in January 2023. Prior to this, he was hired as a consultant in May 2022. See footnote 9 for more information.
(14)Mr. Yee ceased to be the Executive Vice President & Chief Financial Officer, effective January 2, 2024. See footnote 9 and the “Termination of Employment” section on page 107 for more information.

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Incentive Plan Awards
Outstanding Share-based and Option-based Awards
The table below shows the total number of stock options, RSUs and PSUs granted to the NEOs and their value, if any, as at December 31, 2024.

NEOs	Grant date	Number of unexercised stock options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money number of stock options(1) (CDN$)	Number of unvested RSUs	Value of unvested RSUs(2) (CDN$)	Value of vested RSUs(2) (CDN$)	Number of unvested PSUs	Value of unvested PSUs(3) (CDN$)	Market value of vested share-based awards(4) (CDN$)
George Burns	01-Mar-22	99,468	13.92	01-Mar-27	742,031
	02-May-23	105,887	15.17	02-May-28	657,558
	27-Feb-24	114,850	14.52	27-Feb-29	787,871
				Total	$2,187,460	79,254	$1,694,451	—	237,886	$5,086,003	—
Paul Ferneyhough(5)	01-Mar-22	6,179	13.92	01-Mar-27	46,095
	02-May-23	16,101	15.17	02-May-28	99,987
	27-Feb-24	38,385	14.52	27-Feb-29	263,321
				Total	$409,403	21,781	$465,678	—	59,425	$1,270,507	—
Louw Smith(6)	27-Feb-24	59,859	14.52	27-Feb-29	410,633
				Total	$410,633	20,941	$447,719	—	41,884	$895,480	—
Simon Hille(7)	01-Mar-22	16,140	13.92	01-Mar-27	120,404
	02-May-23	23,553	15.17	02-May-28	146,264
	27-Feb-24	36,023	14.52	27-Feb-29	247,118
				Total	$513,786	20,485	$437,969	—	55,395	$1,184,345	—
Frank Herbert	02-May-23	20,417	15.17	02-May-28	126,790
	27-Feb-24	34,938	14.52	27-Feb-29	239,675
				Total	$366,465	19,638	$419,860	—	46,694	$998,318	—
Philip Yee(8)	n/a	—	n/a	n/a	—
				Total	$—	—	$—	—	—	$—	—
Notes:
(1)The value of the options is based on the difference between a market value of CDN$21.38 per share (i.e., the closing price per Eldorado common share on the TSX as of December 31, 2024) and the exercise price, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
(2)The value of RSUs is based on a market value of CDN$21.38 per share (i.e., the closing price per Eldorado common share on the TSX as of December 31, 2024). The actual value redeemed will be dependent on the value of our common shares on the date the RSUs are redeemed.
(3)The vesting and payout value of each of the PSUs is dependent on achievement of predetermined performance criteria at the end of the three-year performance period of such PSUs. Unvested PSUs may be redeemed on the redemption date, equal to between 0% and 200% of the number of PSUs depending on the achievement of the performance criteria. See page 89 for further information about the PSU performance criteria. Value of unvested PSUs is presented at target, based on a market value of CDN$21.38 per share.
(4)Based on the fair market value at December 31, 2024 (CDN$21.38).
(5)Mr. Ferneyhough was appointed as Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(6)Mr. Smith was appointed as Executive Vice President, Development, Greece, effective January 1, 2024.
(7)Mr. Hille was appointed as Executive Vice President, Technical Services & Operations, effective November 1, 2023.
(8)Mr. Yee ceased to be the Executive Vice President & Chief Financial Officer, effective January 2, 2024. See the “Termination of Employment” section on page 107, which relates to the treatment of stock options, RSUs and PSUs as of such date.

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Incentive Plan Awards (Value Vested or Earned During the Year)
The table below shows the value of incentive plan awards that were vested and non-equity incentive plan compensation earned by each NEO in 2024.

NEOs	Option-based awards: value vested during the year(1) (CDN$)	Share-based awards: value vested during the year(2)(3) (CDN$)	Non-equity incentive plan compensation: value earned during the year (CDN$)
George Burns	186,987	3,149,459	1,463,904
Paul Ferneyhough(4)	35,718	709,630	478,267
Louw Smith(5)	—	—	646,265
Simon Hille(6)	40,589	638,058	448,960
Frank Herbert	43,490	74,271	435,412
Philip Yee(7)	—	—	—
Notes:
(1)The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
(2)The value of RSUs is calculated by the number of shares multiplied by the value of the shares on the vesting date.
(3)PSUs vested in 2024 exceeded the challenge performance level and paid out at 200%. See the “Performance Share Units” section on page 89 for more information.
(4)Mr. Ferneyhough was appointed as Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(5)Mr. Smith was appointed as Executive Vice President, Development, Greece, effective January 1, 2024. Mr. Smith is on an expatriate assignment and is compensated on a net-of-tax basis, consistent with Eldorado’s practice for expatriate assignments. However, his non-equity incentive plan compensation is disclosed above on a gross-of-tax basis. See the “Summary Compensation Table” section on page 101 for more information. Non-equity incentive plan compensation earned in U.S. dollars was converted to Canadian dollars based on the annual 2024 exchange rate of 1 U.S. dollars = 1.3698 Canadian dollars.
(6)Mr. Hille was appointed as Executive Vice President, Technical Services & Operations, effective November 1, 2023.
(7)Mr. Yee ceased to be the Executive Vice President & Chief Financial Officer, effective January 2, 2024.

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Employment Agreements, Termination and Change of Control

We have employment agreements with our NEOs because of their critical role in the Company and to protect them from disruptions to their employment, if there is a transaction affecting the control of Eldorado. These provisions are consistent for each of our NEOs, based on level of position, and are within industry standard practices for executives in similar positions.
Each employment agreement is for an indefinite period and subjects the NEO to confidentiality provisions that apply indefinitely.
Each employment agreement includes termination provisions outlining the severance payable when the executive’s employment is terminated by the Company without cause or by the executive for good reason following a change of control.

The maximum severance payable is
 2 × base salary and STIP
paid in the last 12 months.
Severance is payable only if the executive’s employment is terminated by the Company without cause or by the executive for “good reason” following a change of control.

A change of control occurs if:
(a)There is an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or
(b)Eldorado amalgamated, consolidated or combined with, or merged the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless:
•We are the surviving corporation formed from the transaction; and
•Immediately after the transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be, are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or
(c)The direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates, or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or
(d)At least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (i) a change of control as defined in paragraphs (a), (b) or (c), or (ii) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board).
If there is a change of control, each of the NEOs can terminate their employment for “good reason” by giving 90 days written notice within the 12-month period following a change of control and receive their severance package. Good reason has occurred if:
(a)The Company changes the executive’s duties in a manner that is inconsistent with his or her current position, titles, duties, responsibilities, scope of work, discretion or power (unless, in each case, doing so is clearly consistent with a promotion);
(b)There is any reduction by the Company of the executive’s total aggregate value of compensation and/or benefits or any change in the basis upon which the executive’s total compensation and benefits are determined if that change is or will be adverse to the executive;
(c)There is any failure by the Company to continue any compensation program, incentive plan or benefit in which the executive is participating or entitled to participate, or the Company takes any action (or fails to take any action) in relation to any such benefit or plan that would adversely affect the executive’s participation in or reduce his or her rights or benefits pursuant to any such benefit or plan, or the Company fails to increase or improve such rights or benefits on a basis consistent with the policies and practices in effect immediately prior to the change of control with respect to the senior executives of the Company, unless any such action or failure to take action in relation to the foregoing benefits or plans is in the ordinary course of business and does not adversely affect the aggregate value of the benefits or plans to the executive or the Company provides a replacement benefit or plan of equivalent value;
(d)There is any change in the criteria used to determine achievement of the STIP or LTIP or any change to the target award levels in place immediately prior to the change of control, where such change would have an adverse effect on the amount of bonus the executive would be eligible to receive;
(e)The Company relocates the executive’s principal office to any place more than 50 km from the location at which they performed their duties for the Company;
(f)There is a significant change to the number of managers and employees of the Company, the reporting and organizational structure of the Company or the Company’s corporate objectives; or
(g)There is any other significant (but not necessarily fundamental) change to the executive’s terms and conditions of employment.

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Termination Without Cause or for Good Reason Following a Change of Control
The table below shows the amounts that would be paid to each of our current NEOs if the Company were to terminate each executive’s employment without cause (including following a change of control), or an executive terminated their employment for good reason following a change of control. The value of each severance package is calculated as of December 31, 2024.

Termination by the Company without cause (CDN$)	George Burns	Paul Ferneyhough(1)	Louw Smith(2)	Simon Hille(3)	Frank Herbert
Base salary and STIP award multiple	2x	2x	2x	2x	2x
Base salary × multiple(4)	2,121,600	1,040,000	1,552,790	976,000	946,600
STIP award × multiple(5)	2,952,206	731,923	1,116,780	723,440	871,200
Benefits	7,787	8,867	36,988	8,867	8,867
Total	$5,081,593	$1,780,790	$2,706,558	$1,708,307	$1,826,667
Termination by the Company, or by the NEO for good reason, following a change of control (inclusive of above compensation) (CDN$)
Unvested stock options(6)	1,473,585	409,404	410,633	384,762	366,464
Unvested RSUs(7)	1,694,451	465,678	447,719	437,969	419,860
Unvested PSUs(8)	5,086,003	1,270,507	895,480	1,184,345	998,318
Total	$8,254,039	$2,145,589	$1,753,832	$2,007,076	$1,784,642
Combined total	$13,335,632	$3,926,379	$4,460,390	$3,715,383	$3,611,309
Notes:
(1)Mr. Ferneyhough was appointed as Executive Vice President & Chief Financial Officer, effective January 2, 2024.
(2)Mr. Smith was appointed as Executive Vice President, Development, Greece, effective January 1, 2024. Mr. Smith is on an expatriate assignment and is compensated on a net-of-tax basis, consistent with Eldorado’s practice for expatriate assignments. The amounts disclosed under “Base salary x multiple” and “STIP award x multiple” are disclosed on a gross-of-tax basis and include the total tax costs related to his severance package calculated as of December 31, 2024. Tax costs represent the estimated taxes that would be paid to local tax authorities on behalf of Mr. Smith with respect to the severance payment. For the purposes of determining the gross-of-tax amounts, an approximate 21.5% tax rate was applied to his net-of-tax base salary of $547,920 and target STIP of $438,336, as applicable, which was then multiplied by the multiplier. The Company has calculated the tax costs assuming a 21.5% tax rate based on Mr. Smith being eligible under the 5C special tax regime in Greece. Base salary and STIP in U.S. dollars were converted to Canadian dollars based on the annual exchange rate of 1 U.S. dollars = 1.3698 Canadian dollars.
(3)Mr. Hille was appointed as Executive Vice President, Technical Services & Operations, effective November 1, 2023.
(4)Based on salary paid in the previous 12 months.
(5)Based on STIP award paid in the previous 12 months.
(6)The value of the options is based on the difference between a market value of CDN$21.38 per share (i.e., the closing price per Eldorado common share on the TSX, as of December 31, 2024) and the exercise price.
(7)The value of the RSUs is based on a market value of CDN$21.38 per share (i.e., the closing price per Eldorado common share on the TSX, as of December 31, 2024).
(8)The value of the PSUs is contingent on the achievement of predetermined performance criteria during the performance period beginning on the grant date and ending on the date of termination following a change of control. PSU value is based on a market value of CDN$21.38 per share (i.e., the closing price per Eldorado common share on the TSX, as of December 31, 2024) at target since payout upon a change of control is at the full discretion of the Board.
The NEOs are responsible for all applicable personal income taxes related to any severance payment they receive, and Eldorado does not gross-up severance payments, with the exception of Mr. Smith, who is on an expatriate assignment and is compensated on a net-of-tax basis. The Company is responsible for the effect of taxes paid to local tax authorities on behalf of Mr. Smith.

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CD&A

Termination of Employment
The table below outlines the treatment of each compensation component following termination of employment of a NEO.

Compensation component	Resignation	Retirement, death or disability	Termination with cause	Termination without cause	Termination following a change of control
Base salary	Earned portion only			CEO and EVPs: 2 × base salary paid in previous 12 months
STIP	A prorated portion may be paid, at the discretion of the Board On retirement: On an Eligible Retirement(1), a prorated portion is paid assuming target performance		No STIP is paid for the current year	CEO and EVPs: 2 × STIP award paid in previous 12 months
Stock options	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier		All options terminate immediately	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier	Unvested portion is deemed vested. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier
RSUs	All unvested RSUs are cancelled, unless the Board in its sole discretion determines otherwise
On retirement: All unvested RSUs are cancelled, unless the Board in its sole discretion determines otherwise, other than on an Eligible Retirement where a prorated portion of unvested RSUs that were outstanding as of the retirement date continue to vest

On death or disability: All unvested RSUs are cancelled, unless the Board in its sole discretion determines otherwise
			All RSUs are forfeited, unless the Board in its sole discretion determines otherwise	All unvested RSUs are cancelled, except as otherwise determined by the Board	Unvested RSUs are deemed to have vested
PSUs	All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise
On retirement: All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise, other than on an Eligible Retirement where PSUs that were outstanding as of the retirement date continue to vest, provided the PSUs will be paid based on the actual PSU achievement multiplier subject to a maximum of target achievement
On death or disability: Participants are treated the same as for termination following change of control
			All PSUs are forfeited, unless the Board in its sole discretion determines otherwise	All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise
The value of the PSUs is contingent on the achievement of predetermined performance criteria during the performance period beginning on the grant date and ending on the date of termination following a change of control; payout is at the full discretion of the Board

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CD&A
On January 2, 2024, Philip Yee ceased to hold the position of Executive Vice President & Chief Financial Officer of Eldorado. Mr. Yee’s departure was a retirement accelerated at the request of the Board, which the Board considered to be in the best interests of the Company, to allow his successor, Paul Ferneyhough, to be appointed to begin 2024. The accelerated departure at the Board’s request triggered an entitlement to severance on a without cause termination of employment pursuant to Mr. Yee’s employment agreement. Eldorado agreed to provide to Mr. Yee, upon his departure, a payment(2) plus any accrued and unpaid vacation, which is less than his contractual entitlement on a without cause termination. All stock options, RSUs and PSUs then held by Mr. Yee were treated in accordance with the terms thereof, as summarized above, provided however, that all vested stock options held by Mr. Yee remained exercisable for a shorter period than set out above and are exercisable only until the earlier to occur of 180 days or until the expiry date of the options, instead of 365 days as noted above. Eldorado does not pay severance for any voluntary departure or resignation. The severance paid to Mr. Yee was a result of the acceleration of this departure timeframe, on the Board’s terms.
Notes:
(1)An “Eligible Retirement” is a retirement of an employee who, among other things, is at least 60 years old with five completed years of service, provided that employee’s age plus years of service must total at least 70 and who has given sufficient notice of retirement.
(2)For the purposes of the “Summary Compensation Table” on page 101, $1,598,411 of the payment was recognized under “Other Compensation” for the 2024 year and $534,142 was recognized under “Non-equity Incentive Plan Compensation” as STIP earned for the 2023 year; $130,409 was also paid for accrued and unpaid vacation and is also included as “Other Compensation” for the 2024 year.

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OTHER INFORMATION
Other Information
Equity Compensation Plan Information
The table below shows the breakdown in the total options that have been granted and are outstanding under the Stock Option Plan and PSUs that have been granted and are outstanding as of December 31, 2024.

	Number of granted and outstanding	Number of common shares reserved under options and PSUs	Granted and outstanding as a % of total issued and outstanding common shares
Options under the Stock Option Plan	2,628,809	4,851,292	1.28
PSUs under the PSU Plan	974,302	2,055,950	0.48
Total	3,603,111	6,907,242	1.76
•Stock Option Plan: From and after June 21, 2018, limited to no more than 16,507,828 shares of Eldorado common shares.
•PSU Plan: Limited to no more than 3,126,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis).
For additional information as of the record date on April 11, 2025, regarding the Company’s current Stock Option Plan and current PSU Plan, see the “4. Ordinary Resolution Approving Amendments to the Company’s Stock Option Plan” section on page 15 and “5. Ordinary Resolution Approving Amendments to the Company’s Performance Share Unit Plan” section on page 16.
Options
As of December 31, 2024, 2,628,809 options to purchase the same number of common shares (representing 1.28% of the issued and outstanding common shares) have been granted under the Stock Option Plan.
As of December 31, 2024, 2,222,483 common shares remain available for issuance pursuant to the Stock Option Plan (representing 1.08% of the issued and outstanding common shares).
PSUs
As of December 31, 2024, 974,302 awards (representing 0.48% of the issued and outstanding common shares) have been granted under the PSU Plan.
As of December 31, 2024, the maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 1,948,604; this number represents 0.95% of the issued and outstanding common shares.
As of December 31, 2024, 1,081,648 common shares remain available for issuance pursuant to the PSU Plan (representing 0.53% of the issued and outstanding common shares), assuming 100% of the PSUs granted, as listed in the above table, will vest and be paid out in common shares (on a one-for-one basis). That number may be higher or lower depending on the performance targets actually achieved and the form of settlement of the PSUs.
As of December 31, 2024, 1,070,050 common shares have been redeemed under the PSU plan.

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OTHER INFORMATION
Annual Burn Rate
Eldorado’s annual burn rate for the last three fiscal years under the Stock Option Plan and the PSU Plan is calculated as follows:

	2024	2023	2022
Share options granted under the Stock Option Plan	1,288,263	1,054,431	1,265,672
Underlying common shares granted to satisfy PSUs granted under the PSU Plan(1)	411,870	421,502	616,920
Weighted average shares outstanding	203,983,457	194,448,366	183,445,861
Burn rate – Stock Option Plan	0.63%	0.52%	0.68%
Burn rate – PSU Plan	0.20%	0.21%	0.33%
Note:
(1)PSUs are subject to performance criteria and can be redeemed at 0–200% of the number of PSUs originally granted. The burn rate is calculated assuming that 100% of the number of PSUs originally granted vest.
Stock Option Plan
We have a Stock Option Plan that was approved by shareholders at our 2018 Annual Meeting. Prior to the 2018 Annual Meeting, the Company had two incentive stock options plans (“Previous Option Plans”): an Amended and Restated Stock Option Plan for employees, consultants and advisors dated May 1, 2014 (“Employee Plan”) and an Amended and Restated Stock Option Plan for officers and directors dated May 1, 2014 (“Officers and Directors Plan”). At the 2018 Annual Meeting, the shareholders approved combining the Previous Option Plans to form the current Stock Option Plan. Amendments to the current plan were also made to provide that non-employee directors are no longer eligible to receive option awards and to reflect industry standards and changes to laws. The Board approved an amendment and restatement of the Stock Option Plan effective October 26, 2023, to allow for specific treatment of options upon an Eligible Retirement.
Granting and Vesting
Options under the plan may be granted to full- or part-time employees, including any officer of the Company, or consultants of the Company, or a related entity of the Company. No options may be granted to non-employee directors of the Company or a related entity of the Company. The Board approves option grants to officers of the Company, while the Compensation Committee approves employee option grants. Each option entitles the holder to buy one Eldorado common share, subject to certain adjustments. The Board generally grants options in five-year terms, the maximum option period provided for under the Stock Option Plan, but can set shorter terms if it wishes. The Board also has the discretion to determine vesting restrictions, and in connection therewith, determine the terms under which the vesting of options may be accelerated.
Options granted generally vest in three tranches over three years. Options vest upon termination of employment or engagement:
•By Eldorado, for any reason other than for cause (as defined in the Stock Option Plan) at any time in the 12 months following a change of control of Eldorado; or
•By the optionee, should there be a material adverse change in location, salary, duties or responsibilities in the 12 months following the change of control and the optionee has provided written notice to the Company within 30 days of such material adverse change.
Exercising Options
The Board determines an option’s exercise price on the grant date. The exercise price must be at least equal to the market value of our common shares at that time (i.e., the closing price of our common shares on the TSX on the Trading Day immediately before the grant date).
Options cannot be exercised if the exercise period has expired. If options expire during a trading blackout period, they can be exercised within 10 business days after the blackout period is lifted.
We do not provide any financial assistance to participants when they exercise their options.
Assigning or Transferring Options
Options cannot be assigned or transferred to another person other than by will or by law if the option holder dies.

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OTHER INFORMATION
Special Situations
If the option holder is no longer eligible to participate in the plan (including due to an eligible retirement, i.e., retirement of an employee who, among other things, is at least 60 years old with five completed years of service, provided that employee’s age plus years of service must total at least 70 and who has given sufficient notice of retirement), executive officers have 365 days to exercise any vested options and employees and consultants have 30 days, provided that no options shall be exercisable beyond the original expiry date of the option, except in the following situations:
•On death, their estate has 365 days to exercise the vested options
•On termination for cause, all options terminate immediately
The Board may in its sole discretion increase the periods permitted to exercise all or any of the options following a termination of employment or engagement provided that no options shall be exercisable beyond the original expiry date of the option.
Restrictions
Shares Reserved for Issue
From and as of June 21, 2018, subject to adjustment, the maximum number of Eldorado common shares that may be issued under the Stock Option Plan shall not exceed 16,507,828 common shares.
The plan limits the number of Eldorado common shares that can be reserved for issue under the plan for a single individual to no more than one-half of 1% (i.e., 0.5%) of common shares outstanding on the grant date. Common shares that were reserved for options that expire are cancelled or otherwise terminated for any reason other than exercise can be used for other options issued under the plan.
Restrictions for Insiders
No more than 9% of common shares issued and outstanding on the grant date (on a non-diluted basis) can be reserved for issue to insiders through the plan or any other security-based compensation arrangement.
In any one-year period, no more than 9% of common shares issued and outstanding (on a non-diluted basis) can be issued to insiders through the plan or any other security-based compensation arrangement.
Grants to Non-Executive Directors
Beginning in 2018, stock options were no longer granted to directors.
Corporate Changes
If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable on the exercise of any outstanding options and relevant option price will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.
If we amalgamate, consolidate or merge with or into another corporate body:
•Option holders are entitled to receive other securities, property or cash (in lieu of common shares) a participant would have received upon such amalgamation, consolidation or merger, had the options been exercised for common shares immediately prior thereto and the option price will be adjusted as deemed necessary or equitable by the Board
If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation, or other corporate arrangement or reorganization:
•The Board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised, among other things
If a third party makes an offer to buy all our common shares:
•The Board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised
Making Changes to the Stock Option Plan
Except as described below, shareholders must approve all changes to the Stock Option Plan, including changes that involve changing the number of common shares that can be reserved for issue under the Stock Option Plan, including:
•Increasing the fixed maximum or fixed maximum percentage

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OTHER INFORMATION
•Changing from a fixed maximum number to a fixed maximum percentage, or vice versa
We do not need shareholder approval to make changes such as:
•Changing the termination provisions of the options or Stock Option Plan, as long as it does not extend beyond the original expiry date
•Adding a cashless exercise feature that can be paid in cash or securities whether or not it reduces the number of underlying common shares from our reserve
•Making housekeeping changes, like correcting errors or clarifying ambiguities
•Updating the Stock Option Plan to reflect changes in the governing laws, including any TSX-compliance requirements
Under the NYSE rules, shareholders generally must approve material changes to compensation plans which may include, among others:
•A material increase in the number of shares to be issued under the Stock Option Plan (other than as a result of a reorganization, stock split, merger, spin-off or similar transaction)
•A material expansion of the types of awards available under the Stock Option Plan
•A material change in the method of determining the exercise price of options under the Stock Option Plan
•A material extension of the duration of the Stock Option Plan
•A material expansion of the class of participants eligible to participate in the Stock Option Plan
•A repricing of the exercise price of options
The Board may amend, modify or terminate any outstanding option, including substituting it for another award, changing the exercise date or making other changes, provided, however, that the option holder’s consent is required unless the action would not be material and adverse to the option holder or if the change is specifically permitted under the Stock Option Plan. The Board may not extend the exercise period or lower the exercise price on any outstanding option, unless it receives shareholder approval.
If the exercise price of any outstanding option granted to an insider is reduced, or the exercise period is extended, we must receive approval from disinterested shareholders, according to the terms of the plans and the TSX, and other regulatory requirements.
Other Terms and Conditions
•The Stock Option Plan contains requirements for the granting of qualified incentive stock options under the United States tax code
•The Board can suspend or terminate the Stock Option Plan at any time and impose other terms and conditions on any options granted under the plan
•The Board can change or terminate the Stock Option Plan and any outstanding options if a securities regulator, stock exchange or market requires it as a condition of approving a distribution of common shares to the public or to obtain or maintain a listing or quotation of our common shares
Stock Option Plan Amendments
On April 15, 2025, the Board approved the Amended and Restated Stock Option Plan, which has been conditionally approved by the TSX. The Amended and Restated Stock Option Plan includes the following amendments that did not require shareholder approval to:
•Update protective employment law provisions, including by expressly providing that options are subject to potential recovery pursuant to the terms of any compensation recovery policy adopted by the Company, as agreed with the participant, or if required by law
•Clarify that the acquisition of common shares by the Company for cancellation will not constitute non-compliance with insider participation limits, in respect of options outstanding prior to such acquisitions
•Clarify that the exercise of options is limited by the Company’s insider trading policy, and is subject to the application of black-out periods
•Clarify that the term of options that expire during a black-out period is extended to the 10th Trading Day following the end of the black-out period
•Provide that any options inadvertently granted during a black-out period or on the first Trading Day following the end of the black-out period will be deemed to be granted on the second Trading Day following the end of the black-out period
•Increase the post-termination exercise period applicable to optionees other than executive officers, from 30 days to 90 days, in the event of resignation or termination without cause

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•Provide that except as contained in an approved employment agreement (as defined in the Amended and Restated Stock Option Plan) or as otherwise determined by the Board, options will be converted or exchanged for rights in a successor entity upon a change of control, or may be cashed out or replaced
•Clarify the double trigger change of control provision, including by defining “Good Reason” with reference to participants’ agreements with the Company and otherwise as certain unilateral changes to their responsibilities, compensation and work location
•Provide that the vesting of options may accelerate if they are not assumed or substituted in connection with a change of control, or where the shares of a successor entity are not publicly traded on a North American exchange; and
•Make certain other revisions of a housekeeping nature
The Amended and Restated Stock Option Plan also includes the following amendments, that are subject to shareholder approval to:
•Increase the maximum number of common shares reserved under the Plan by 7,183,172, from 16,507,828 to 23,691,000
•Increase the maximum term of options to be granted under the Plan from five years to seven years from the date of grant; and
•To revise the amendment provision to clarify which amendments do and do not require shareholder and/or regulatory approval. The Amended and Restated Stock Option Plan explicitly states that approval of the holders of the voting shares of the Company shall be required for any amendment, modification or change that: (a) increases the number of shares reserved for issuance under the Amended and Restated Stock Option Plan, except pursuant to the provisions which permit the Board to make equitable adjustments in the event of transactions affecting the Company or its capital; (b) permits non-employee directors to participate; (c) increases or removes the limits on shares issuable or issued to insiders; (d) reduces the Option Price except pursuant to the provisions in the Amended and Restated Stock Option Plan, which permit the Board to make equitable adjustments in the event of transactions affecting the Company or its capital; (e) extends the term of a Stock Option beyond the expiry date of the defined option period (except where the expiry date of the option period would have fallen within a blackout period applicable to the Optionee); (f) permits Stock Options to be transferred, other than to a “permitted assign” as such term is defined in National Instrument 45-106 or for normal estate settlement purposes; or (g) removes or reduces the range of amendments that require approval of the holders of voting shares of the Company under the relevant amendment provision
The adoption of the Amended and Restated Stock Option Plan, including the amendments which expressly require shareholder approval, are being considered at the 2025 Meeting (see the “4. Ordinary Resolution Approving Amendments to the Company’s Stock Option Plan” section on page 15).
You can request a copy of the Stock Option Plan, approved by shareholders on June 21, 2018, and as amended and restated on October 26, 2023, by contacting our Corporate Secretary or on the SEDAR+ website (www.sedarplus.ca). A copy of the Amended and Restated Stock Option Plan is included as Schedule B.
Performance Share Units
The shareholders approved a PSU Plan effective May 1, 2014, and an amended and restated PSU Plan effective June 10, 2021. The Board approved a further amendment and restatement of the PSU Plan effective October 26, 2023, to amend the treatment of PSUs upon the Eligible Retirement of a participant.
Granting
Under the PSU Plan, the Board can grant PSUs to employees or officers of Eldorado or a related entity of Eldorado. A PSU is a bookkeeping entry, denominated in Eldorado common shares that is credited to the PSU account of a participant under the PSU Plan.
In addition, under the PSU Plan, whenever cash dividends are paid on common shares, additional PSUs will be credited to the participant’s PSU account. The number of such additional PSUs will be determined by dividing the cash dividends that would have been paid to such a participant (i.e., had the PSUs held in the participant’s PSU account been common shares as of the record date) by the market value on the Trading Day after the record date.
Restrictions
The maximum number of common shares of Eldorado that may be issued under the PSU Plan is 3,126,000, subject to adjustment.
Under the PSU Plan, common shares reserved from the treasury, in respect of which PSUs have been cancelled or otherwise expired for any reason (other than PSU redemption), will be available for subsequent grants of PSUs under the PSU Plan.

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OTHER INFORMATION
The PSU Plan does not provide for a maximum number of common shares which may be issued to an individual pursuant to the PSU Plan and any other share compensation arrangement (expressed as a percentage or otherwise).
Restrictions for Insiders
No more than 9% of common shares of Eldorado issued and outstanding on the grant date (on a non-diluted basis) can be issuable to insiders through the PSU Plan or any other security-based compensation arrangements.
In any one-year period, no more than 9% of common shares of Eldorado issued and outstanding (on a non-diluted basis) can be issued to insiders through the PSU Plan or any other security-based compensation arrangements.
Vesting
Under the PSU Plan, unless otherwise specified by the Board, granted PSUs are subject to a vesting schedule based on the achievement of performance targets that must be met within a performance period. The performance period must not exceed the period commencing January 1, coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive common shares or the amount payable in cash or combination on redemption of vested PSUs. See the “Performance Share Units” section on page 89 for a discussion of the current performance vesting targets.
Redemption
Under the PSU Plan, all vested PSUs will be redeemed on the redemption date, which is defined as the first day following the expiry of the performance period applicable to the PSU and, except as described below, assuming the participant’s employment has not been terminated.
PSUs may not be redeemed unless the applicable terms of vesting have been met as determined by the Board in its sole discretion. See the “Performance Share Units” section on page 89 for a discussion of the current performance criteria that may result in there being a higher or lower number of common shares (or cash equivalent) paid on redemption than the number of PSUs granted by the Board as of the grant date.
Under the PSU Plan, vested PSUs are redeemable, at the election of the Board in its discretion, for common shares (generally on a one-for-one basis), a cash payment equal to the market value of a common share as of the redemption date or a combination of cash and common shares. The market value of our common shares is the closing price of our common shares on the TSX on the Trading Day immediately before the redemption date. If there is no closing price, the market value is the last closing price prior to the redemption.
Additional specific requirements apply to U.S. participants, as set out in the PSU Plan.
PSUs cannot be redeemed during a trading blackout period; they can be redeemed within two business days after the blackout period is lifted.
Assigning or Transferring PSUs
PSUs cannot be assigned or transferred to another person other than by will or by law if the PSU holder dies.
Termination
Under the PSU Plan, if employment is terminated for any reason prior to the expiry of the performance period, and unless the Board determines otherwise, all outstanding PSUs, whether vested or not, shall be forfeited and cancelled, except if:
•We terminate employment for any reason other than cause within 12 months of a change of control (as defined in the PSU Plan); or
•We make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within 12 months of a change of control, and the participant gives notice of termination within 30 days of the material adverse change; or
•Employment is terminated as a result of disability or the participant’s death.
Pursuant to the scenarios listed above, the participant will continue to be entitled to payment on the date of termination of any PSUs that are vested on the termination date. Any PSUs that are capable of vesting subsequent to the termination date and prior to the expiry of the performance period shall be deemed to have vested on the termination date; the participant will be entitled to payment of such PSUs, and the redemption date shall be the date of termination. Generally, under current performance targets, the performance period will end on the date of termination and the number of PSUs earned and redeemed will be determined as of the end of such performance period and redeemed on the date of termination. As noted above, PSUs are subject to the satisfaction of performance vesting targets within the shorter performance period, which may result in a higher or lower number of PSUs that vest than the number granted as of the grant date.

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OTHER INFORMATION
If the participant’s employment with the Company or its related entity is terminated prior to the expiry of the performance period as a result of an eligible retirement (i.e., retirement of an employee who, among other things, is at least 60 years old with five completed years of service, provided that employee’s age plus years of service must total at least 70 and who has given sufficient notice of retirement), the PSUs of such participant will continue to vest, provided that vesting will be based on the lower of the actual performance assessment and a 100% PSU achievement.
See the “Performance Share Units” section on page 89 for a discussion of the current performance vesting targets.
Corporate Changes
If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable with respect to outstanding PSUs will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.
Under the PSU Plan, unless the Board determines otherwise, if we amalgamate, consolidate or merge with or into another corporate body:
•Any common shares receivable on redemption under the PSU Plan are converted to other securities, property or cash that a participant would have received upon such amalgamation, consolidation or merger, had the PSUs been redeemed for common shares immediately prior thereto; and
•For the purposes of determining the cash payment on redemption, the cash payment will be equal to the fair market value on the redemption date of the securities, property and/or cash that the holders would have received for a common share upon such amalgamation, consolidation or merger, had the PSUs been redeemed immediately prior thereto.
If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:
•The Board can use its discretion to determine the manner in which all outstanding PSUs shall be treated, including requiring the acceleration of time for vesting or redemption and for fulfilling any conditions or restrictions on such redemption
If a third party makes an offer to buy all of our common shares:
•The Board can use its discretion to accelerate the time for vesting or redemption and for fulfilling any conditions or restrictions on such redemption
Making Changes to the PSU Plan
Under the PSU Plan, except as described below or permitted by the TSX, shareholders must approve all changes to the PSU Plan, including changes that involve:
The number of common shares that can be reserved for issue under the PSU Plan, including:
•Increasing the fixed maximum or fixed maximum percentage
•Changing from a fixed maximum number to a fixed maximum percentage
•Changing from a fixed maximum percentage to a fixed maximum number
Under the PSU Plan, we will not need shareholder approval to make certain changes, such as:
•Changing the termination provisions of the PSUs or the PSU Plan as long as it does not extend beyond the original expiry date
•Making housekeeping changes, like correcting errors or clarifying ambiguities
•Updating the plans to reflect changes in the governing laws, including any TSX-compliance requirements
Furthermore, the Board can (without shareholder approval) adjust or terminate any outstanding PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material adverse effect on a holder of PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.
Under the PSU Plan, the Plan may be suspended or terminated at any time by the Board. The termination of the Plan may not affect any PSUs granted under the Plan prior to the termination.
PSU Plan Amendments
On April 15, 2025, the Board approved the Amended and Restated PSU Plan, which has been conditionally approved by the TSX. The Amended and Restated PSU Plan includes the following amendments that did not require shareholder approval, to:

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•Adopt a maximum limit on the number of common shares that can be issued to a single participant pursuant to awards granted under the PSU Plan of 0.5% of the Company’s issued and outstanding shares on a non-diluted basis as of the grant date of any PSUs
•Clarify that the acquisition of common shares by the Company for cancellation will not constitute non-compliance with insider participation limits in respect of options outstanding prior to such acquisitions
•Update protective employment law provisions, including by expressly providing that PSUs are subject to potential recovery pursuant to the terms of any compensation recovery policy adopted by the Company, as agreed with the participant, or if required by law
•Clarify that in the event of termination due to disability, the participant’s outstanding PSUs will vest based on actual performance as of the date of termination
•Provide that any PSUs inadvertently granted during a black-out period or on the first Trading Day following the end of the black-out period will be deemed to be granted on the second Trading Day following the end of the black-out period
•Provide that except as contained in an approved employment agreement (as defined in the Amended and Restated PSU Plan) or as otherwise determined by the Board, PSUs will be converted or exchanged for rights in a successor entity upon a change of control, or may be cashed out assuming a target level of achievement, or replaced
•Clarify the double trigger change of control provision, including by defining “Good Reason” with reference to participants’ agreements with the Company and otherwise as certain unilateral changes to their responsibilities, compensation, and work location
•Provide that except as contained in an approved employment agreement (as defined in the Amended and Restated PSU Plan) or as otherwise determined by the Board, the vesting of PSUs may accelerate, assuming a target level of achievement, if they are not assumed or substituted in connection with a change of control, or where the shares of a successor entity are not publicly traded on a North American exchange; and
•Make certain other revisions of a housekeeping nature
The Amended and Restated PSU Plan also includes the following amendments that are subject to shareholder approval to:
•Increase the maximum number of common shares reserved under the Plan by 1,310,000, from 3,126,000 to 4,436,000; and
•To revise the amendment provision to clarify which amendments do and do not require shareholder and/or regulatory approval. The Amended and Restated PSU Plan explicitly states that approval of the holders of the voting shares of the Company shall be required for any amendment, modification or change that: (a) increases the number of shares reserved for issuance under the Amended and Restated PSU Plan, except pursuant to the provisions which permit the Board to make equitable adjustments in the event of transactions affecting the Company or its capital; (b) permits non-employee directors to participate; (c) increases or removes the limits on Shares issuable or issued to insiders; (d) permits PSUs to be transferred, other than to a “permitted assign”, as such term is defined in National Instrument 45-106 or for normal estate- settlement purposes; or (e) removes or reduces the range of amendments, which require approval of the holders of voting shares of the Company under the relevant amendment provision.
The adoption of the Amended and Restated PSU Plan, including the amendments that expressly require shareholder approval are being considered at the 2025 Meeting (see the “5. Ordinary Resolution Approving Amendments to the Company’s Performance Share Unit Plan” section on page 16).
You can request a copy of the PSU Plan, approved by shareholders on June 10, 2021, and as amended and restated on October 26, 2023, by contacting our Corporate Secretary or on the SEDAR+ website (www.sedarplus.ca). A copy of the PSU Plan, as amended and restated as of April 15, 2025, is included as Schedule C.

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OTHER INFORMATION
Securities Authorized for Issue Under Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants, rights and PSUs(1) as at December 31, 2024 (a)	Weighted average exercise price of outstanding options, warrants and rights as at December 31, 2024 (CDN$) (b)	Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in column (a), as at December 31, 2024 (c)
Equity compensation plans approved by security holders	3,603,111	14.52	3,304,131
Equity compensation plans not approved by security holders	—	—	—
Total	3,603,111		3,304,131
Note:
(1)The PSU Plan is limited to no more than 3,126,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis). The maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 1,948,604; this number represents 0.95% of the issued and outstanding common shares. If the maximum number of common shares that may be issued with respect of the PSUs granted is assumed, the total number of securities would increase to 4,577,413 from 3,603,111.
Restricted Share Units
The Board adopted an RSU Plan effective March 16, 2011, and amended and restated the RSU Plan as of October 25, 2012; February 21, 2013; February 20, 2014; March 22, 2018; and July 26, 2018, to incorporate a number of changes including a housekeeping change to the definition of “change of control”; changes to permit the inclusion of performance vesting targets in addition to time vesting; adding provisions relating to U.S. participants; addressing tax-related matters; providing drafting consistency among other various equity plans; and increasing the reserve under the Plan as well as making other drafting changes. The Board further adopted an Amended and Restated RSU Plan, effective October 26, 2023, to allow for specific treatment of RSUs upon an Eligible Retirement and to amend the timing of the redemption of the RSUs to be at the time of vesting.
NEOs receiving RSUs as a component of their compensation are encouraged to retain the shares received on redemption of the RSUs as a means of building their shareholding in the Company.
Granting
Under the RSU Plan, the Board can grant RSUs to employees or officers of Eldorado or of a related entity of Eldorado. An RSU is a bookkeeping entry, denominated in our common shares (on a one-for-one basis), which is credited to the RSU account of a participant under the RSU Plan.
RSUs can be granted subject to vesting on time or achievement of performance targets.
Restrictions
The maximum number of our common shares that may be delivered under the RSU Plan is 5,000,000 common shares, subject to adjustment. The common shares delivered pursuant to the RSU Plan may be acquired subsequently or in anticipation of a redemption in the open market to satisfy the redemption requirements under the RSU Plan. Computershare Investor Services has been appointed as the trustee for the purposes of arranging for the acquisition of the common shares and to hold the common shares in trust for the purposes of the RSU Plan and to manage other administration matters. See the “Normal Course Issuer Bid” section on page 119.

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OTHER INFORMATION
Vesting
Unless otherwise specified by the Board, granted RSUs are subject to a vesting schedule based on time or on the achievement of performance targets; such performance targets would be the same as those under our PSU Plan. Grants of RSUs are also subject to a restricted period, the period after the expiration of which the holder may no longer be entitled to receive common shares, or the amount payable on redemption of vested RSUs. The restricted period must not exceed the period commencing January 1, coincident with or immediately preceding the grant, and ending on November 30 of the third year following the calendar year in which such RSUs were granted.
Redemption
Unless previously redeemed, all vested RSUs are redeemed on the redemption date, which is defined as the business day following the date an RSU becomes a vested RSU and provided that the redemption date can be no later than the earlier of the last day of the restricted period and the date of termination of employment.
Under the RSU Plan, vested RSUs are redeemable, at the election of the Board in its discretion, for common shares (on a one-for-one basis), a cash payment equal to the market value of a common share (on a one-for-one basis) as of the redemption date or a combination of cash and common shares. The market value of our common shares is the closing price of our common shares on the TSX on the Trading Day immediately before the redemption date, provided that if the common shares are suspended for trading or have not traded for an extended period of time, the market value will be the fair market value as determined by the Board. Unless previously distributed to the holder, upon redemption of any vested RSUs, the holder is entitled to receive any distributions that are paid to the trustee appointed under the RSU Plan on account of the common shares held by the trustee in respect of those vested RSUs, less any withholding taxes and other reductions applicable and any taxes paid on such distributions by the trustee.
Certain additional restrictions (including in respect of the redemption and payout of RSUs) and requirements apply to U.S-. designated participants.
RSUs, including any distributions issued thereunder, cannot be redeemed during a trading blackout period. If an RSU is to be redeemed during a blackout period, then, notwithstanding any other provision of the plan, the RSU shall be redeemed immediately after the blackout period is lifted.
Assigning or Transferring RSUs
RSUs cannot be assigned or transferred to another person other than by will or by law if the RSU holder dies.
Termination
If employment is terminated for any reason other than cause or as further described below, participants (or in the case of death, the participant’s estate) are entitled to redeem their RSUs if they have vested and have not yet been redeemed.
Any outstanding RSUs that have not yet vested on the termination date will be deemed to have vested if we:
•Terminate employment for any reason other than cause within 12 months of a change of control; or
•Make a material adverse change to the executive’s salary, duties or responsibilities, and location of employment within 12 months of a change of control, and the participant gives notice of termination within 30 days of the material adverse change
Any RSUs that have not vested are relinquished and cancelled when the executive’s employment is terminated, unless the Board determines otherwise. The Board can accelerate the vesting period or waive the vesting or other terms.
If a holder’s employment is terminated for cause, they forfeit all RSUs (whether vested or not) and all rights to payments, unless the Board determines otherwise.
If the participant’s employment with the Company or its related entity is terminated prior to the expiry of the restricted period as a result of an Eligible Retirement, the RSUs of such participant will continue to vest on a prorated basis based on actual time worked over the original vesting period.
Corporate Changes
If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable with respect to outstanding RSUs will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.
If we amalgamate, consolidate or merge with or into another corporate body, unless the Board determines otherwise:

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OTHER INFORMATION
•Any common shares receivable on redemption under the RSU Plan are converted to other securities, property or cash that a participant would have received upon such amalgamation, consolidation or merger, had the RSUs been redeemed for common shares immediately prior thereto
•Any cash payment receivable on a redemption of an RSU shall be equal to the fair market value of the securities, property or cash that the holder of the RSU would have received had the holder redeemed the RSU immediately prior to such amalgamation, consolidation or merger, as of the date of the redemption
If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:
•The Board can use its discretion to determine the manner in which all outstanding RSUs shall be treated, including requiring the acceleration of time for vesting or redemption and for fulfilling any conditions or restrictions on such redemption
If a third party makes an offer to buy all our common shares:
•The Board can use its discretion to accelerate the time for vesting or redemption and for fulfilling any conditions or restrictions on such redemption
Making Changes to the RSU Plan or RSUs
The Board can amend, suspend or terminate the RSU Plan at any time. Termination will not affect any outstanding RSUs.
The Board can amend, modify or terminate any outstanding RSUs, provided however the holder’s consent is required, unless the Board determines that doing so would not materially adversely affect the holder, or it is specifically permitted under the RSU Plan.
Normal Course Issuer Bid
In recent years, common shares to satisfy redemptions of RSUs have been acquired on the market by way of a normal course issuer bid (“NCIB”). These purchases have been made by Computershare Trust in its capacity as trustee. The common shares acquired under the NCIB are held by the trustee until the same are required to be transferred to participants under the terms of the RSU Plan to satisfy our obligations in respect of redemptions of vested RSUs held by participants.
Under the RSU Plan, neither common shares acquired under the NCIB nor any distributions are permitted to be transferred to the Company or a related entity. Acquisitions of common shares under the NCIB over the last five years are set out in the table below. On November 6, 2024, Eldorado announced that the TSX had accepted for filing Eldorado’s Notice in respect of an NCIB to be transacted through the facilities of the TSX and/or through alternative trading systems. Pursuant to such NCIB, Eldorado could purchase up to 350,000 of its common shares representing approximately 0.17% of the total 204,909,496 common shares of Eldorado issued and outstanding as at October 31, 2024. Purchases may be made at prevailing market prices commencing November 8, 2024, and ending July 31, 2025.
Pursuant to TSX policies, daily purchases will not exceed 83,123 common shares, other than block-purchase exceptions. Eldorado engaged National Bank Financial Inc. as its broker under the automatic share purchase plan to undertake purchases under the NCIB. Under the previous normal course issuer bid that commenced on August 4, 2023, and terminated on December 22, 2023, 418,000 common shares were purchased on the open market through the facilities of the TSX, NYSE, other designated exchanges and/or alternative Canadian trading systems at a volume weighted average purchase price of CDN$14.60 per common share.
The table below summarizes the common shares purchased under the NCIB. The common shares were acquired to satisfy obligations in respect of vested RSUs. A copy of Eldorado’s Notice filed with the TSX may be obtained by any shareholder without charge by contacting Eldorado’s Corporate Secretary. See the “Additional Information” section on page 128 in this Circular.

Period	Number of common shares purchased(1)	Average price (CDN$)	Total cost (CDN$)
July 11, 2019 to July 10, 2020	385,000	12.49	4,808,650
December 30, 2021 to December 29, 2022	1,421,373	12.45	17,691,985
August 4, 2023 to December 22, 2023	418,000	14.60	6,059,309
January 12, 2024 to December 20, 2024	144,000	18.82	2,710,627
Note:
(1)Eldorado applied to the TSX and reinstated the NCIB to purchase up to 350,000 of its common shares over the period November 8, 2024 to July 31, 2025.

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OTHER INFORMATION
Deferred Unit Plan
The Board adopted a Deferred Unit (“DU”) Plan as of July 15, 2010, as amended and restated as of February 20, 2014, and July 26, 2018, to incorporate a number of changes, including adding provisions relating to U.S. participants, addressing tax-related matters and providing drafting consistency with other various equity plans.
DUs represent notional Eldorado common shares based on the value of our common shares. The DUs earn dividend equivalents whenever cash dividends are paid on common shares.
Under the DU Plan, the Board can grant DUs to eligible independent directors, designated by the Board, on the following terms:
•The market value of a DU is the closing price of an Eldorado common share on the TSX on the day prior to the relevant date
•DUs are denominated in common shares when they are credited to a participant’s account
DUs are settled in cash only. Eldorado allows directors to elect to take all or a portion of the director’s cash compensation in DUs; such election is to be made by the final day of the quarter in which the retainer is earned, or in the case of a director who is a resident or citizen in the United States, not later than December 31 of the previous year. DUs are administered under the terms and conditions of our DU Plan (see below for details).
Participants may redeem the DUs after the “termination date” – the earliest date that both of the following conditions are satisfied:
•The date that the participant is no longer a member of our Board for whatever reason, including resignation, disability, death, retirement or loss of office as a director
•The date that the participant is neither an employee nor a member of our Board or any corporation related to Eldorado for the purposes of the Tax Act
Directors can redeem their DUs for cash after the termination date. The director must file a redemption notice with our President & CEO, CFO or Corporate Secretary while specifying the redemption date; this date must be by a date not later than December 15 of the first calendar year following the calendar year of the termination date.
DUs are redeemed for an amount equal to the market value of vested DUs on the redemption date, subject to adjustments for certain corporate actions. DUs are paid out within 15 Trading Days of the redemption date and prior to December 31 of the first calendar year following the calendar year of the termination date.
Certain additional restrictions (including in respect of the redemption and payout of DUs) and requirements apply to U.S.- designated participants.
Under the DU Plan, independent directors are non-employee directors. Specifically, directors who are employees of Eldorado, or an affiliate of Eldorado, are not eligible to participate in the DU Plan.

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OTHER INFORMATION
Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this document, including average annual realized gold price per ounce sold, free cash flow, free cash flow excluding Skouries, adjusted net earnings, total cash costs, total cash costs per ounce sold and all-in sustaining costs (“AISC”) and AISC per ounce sold. The Company believes that these financial measures and ratios, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS financial measures and ratios have been incorporated by reference and can be found in the section “Non-IFRS and Other Financial Measures and Ratios” in the December 31, 2024 MD&A filed on February 20, 2025, available on SEDAR+ (www.sedarplus.ca).
The following table outlines certain non-IFRS financial measures and ratios and their definitions.

Non-IFRS financial measure or ratio	Definition
Total cash costs
We define total cash costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting total cash costs of production by gold mining companies. Total cash costs include direct operating costs (including mining, processing and administration), refining and selling costs (including treatment, refining and transportation charges and other concentrate deductions), and royalty payments, but exclude depreciation and amortization, share-based payments expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce total cash costs.

All-in sustaining costs (“AISC”)
We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.
Free cash flow
Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.

Free cash flow excluding Skouries	Defined as free cash flow (defined above) adding back cash-basis capital additions for the Skouries project and capitalized interest paid related to the Skouries project.

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DIRECTOR’S APPROVAL
Directors’ Approval
The Board of Directors has approved the contents of this Management Proxy Circular and the sending of this information to Eldorado shareholders.
By Order of the Board of Directors,
Steven Reid
Chair of the Board
April 15, 2025
Vancouver, BC

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FAQS
FAQs
Who can vote?
If you hold Eldorado common shares at the close of business on April 11, 2025 (the “record date”), you are entitled to receive notice and vote at our 2025 Meeting. Each share you hold entitles you to one vote on each item of business on a ballot.
What are we voting on?
We are voting on the following items of business:
•Election of directors
•Appointment of auditors
•Authorizing the directors to set auditor pay
•Approving amendments to the Stock Option Plan
•Approving amendments to the Performance Share Unit Plan
•Approval of a non-binding advisory resolution on executive compensation
Should you have any questions not covered in this section, please feel free to contact our proxy solicitation agent Laurel Hill Advisory Group at:
t: 1 877 452 7184 (toll-free within North America)
e: assistance@laurelhill.com
Outside North America: 1 416 304 0211
What approval is required?
All items of business require approval by a majority of the votes cast by shareholders.
How many shareholders do you need to reach a quorum?
According to our by-laws, we need two voting persons present or deemed to be present at the meeting and authorized to cast a total of at least 25% of the votes attached to all the common shares entitled to vote at the meeting. Voting persons are registered shareholders or their duly authorized representatives or proxyholders of registered shareholders entitled to vote at the meeting. As of April 11, 2025, there were 205,469,879 common shares issued and outstanding.
Does any shareholder beneficially own 10% or more of the outstanding common shares?
Yes. As of the record date, and according to their most recent public filings, Blackrock holds 34,087,984 of our common shares (16.63%).
Are you aware of any interest of insiders in material transactions?
We are not aware of any director, director nominee, executive officer of Eldorado or a subsidiary of Eldorado, or any other shareholder who holds or controls more than 10% of our common shares, or anyone associated or affiliated with them who has or had since the beginning of 2025, a direct or indirect material interest in any material transaction or any proposed material transaction of Eldorado or a subsidiary of Eldorado.
Do any of your directors or executive officers have a material interest on any item of business?
Other than as described in this Circular, none of our director nominees, any person who has been a director or executive officer since the beginning of 2025 or anyone associated or affiliated with them has a direct or indirect material interest in any item of business, other than electing the directors or the non-binding advisory resolution on executive compensation.
How will I receive the meeting materials?
Under the notice-and-access provisions, a Notice of Meeting will be mailed on May 2, 2025, to registered owners of Eldorado common shares (as at April 11, 2025), along with a form of proxy and Annual Return Card, in accordance with applicable laws, unless you have requested to receive this information electronically. This Circular will be posted on Eldorado’s website (www.eldoradogold.com/investors/shareholder-information/shareholder-materials-agm).
If you are a non-registered shareholder, as permitted under the notice-and-access provisions of applicable securities laws, we have provided copies of the Notice of Meeting and Annual Return Card to your broker, custodian, fiduciary or other intermediary to forward to you, along with a form of voting instruction form. Intermediaries are required to forward the meeting materials unless a non-registered shareholder has waived the right to receive them. Please follow the voting instructions from your intermediary. Your intermediary is responsible for properly executing your voting instructions.
Objecting beneficial owners (“OBOs”) are beneficial shareholders who do not want us to know their identity. We are paying for intermediaries to forward meeting materials to OBOs.
Non-objecting beneficial owners (“NOBOs”) are beneficial shareholders who do not object to us knowing their identity. We are not sending meeting materials directly to NOBOs. NOBOs will receive meeting materials from their intermediaries.
Am I a registered or non-registered shareholder?
You are a registered shareholder if you hold a share certificate or Direct Registration System (“DRS”) Advice in your name.
You are a non-registered (or beneficial) shareholder if your shares are registered in the name of your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account.
How do I vote if I am a registered shareholder?
As a registered shareholder you can vote in one of two ways:
•Attend the meeting and vote your shares in person or virtually at the 2025 Meeting
•Appoint someone else as your proxyholder (and register your proxyholder with Eldorado’s transfer agent Computershare Trust Company of Canada (“Computershare”) prior to the meeting if your proxyholder is attending virtually) to attend the 2025 Meeting in person or virtually, and to vote your shares for you

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FAQS
You can vote by proxy in one of three ways:
•Visit the website indicated on your proxy and follow the instructions there
•Vote by telephone by following the instructions on your form of proxy
•Complete, sign and return your form of proxy by mail in the pre-paid envelope provided
See “How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?” in this section, for information on how to attend and vote virtually at the 2025 Meeting.
Can I appoint someone other than Eldorado proxyholders to attend the meeting and vote on my behalf?
Yes. If you are a registered shareholder and want to appoint someone else as your proxyholder, do not check the box beside the names of the Eldorado proxyholders on the enclosed form of proxy. Print the name of the person you want (your proxyholder) in the space provided. Your proxyholder doesn’t need to be a shareholder. Your proxyholder must attend the meeting in person or virtually in order for your vote to be counted. Please inform your proxyholder that they have been appointed and that they must attend the meeting in person or virtually. If your proxyholder is attending the meeting virtually, you must first register your proxyholder with Computershare prior to the meeting.
How do I register my proxyholder and what additional steps are required for my proxyholder to attend and participate at the hybrid meeting virtually?
If you are a registered shareholder and have appointed someone other than Eldorado proxyholders to attend the meeting, and the person you have appointed is attending the meeting online, you must also register the appointment of your proxyholder at www.computershare.com/eldorado and provide Computershare with your proxyholder’s contact information so that Computershare may provide the proxyholder with an Invite Code via email after the voting deadline has passed. This allows your proxyholder to attend, vote and participate in the hybrid 2025 Meeting virtually.
If your proxyholder is attending the meeting virtually, once you have submitted your proxy, you must register your proxyholder, which must be done no later than 3:00p.m. (Pacific time) on Friday, May 30, 2025. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code to participate in the meeting virtually. Please ensure that the person you appoint is aware that they have been appointed to attend the meeting on your behalf.
If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder via email with an Invite Code, which will allow your proxyholder to attend the meeting online by logging into the live webcast and to vote at the virtual meeting using the Computershare virtual meeting platform. Without an Invite Code, you or your proxyholder will only be able to attend as a guest and will not be able to ask questions or vote at the meeting. Please see “How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?” in this section.
Registering your proxyholder after you have submitted your proxy is not required if the person you have appointed is attending the meeting in person. However, your proxyholder must attend the meeting in person in order for your vote to be counted.
How can I vote if I am a non-registered shareholder?
As a non-registered shareholder, you must follow the instructions of your intermediary to submit your voting instructions in order to have your vote counted. You can do so in one of three ways:
•Submit your voting instruction form to your intermediary (or agent as instructed by your intermediary) to submit a vote on your behalf
•Have your intermediary appoint you as proxyholder (and register yourself as proxyholder with Computershare prior to the meeting if you are attending the meeting virtually) to attend the meeting and vote your shares in person or virtually
•Have your intermediary appoint someone else as your proxyholder (and register your proxyholder with Computershare prior to the meeting if your proxyholder is attending the meeting virtually) to attend the meeting and vote your shares for you in person or virtually
You can submit your voting instruction form in one of three ways:
•Visit the website indicated on your voting instruction form and follow the instructions there
•Vote by telephone by following the instructions on your voting instruction form
•Complete, sign and return your voting instruction form by mail as instructed on the form
Additionally, Eldorado may use the Broadridge QuickVoteTM service to assist eligible non-registered shareholders with voting their shares. Eligible non-registered shareholders may be contacted by Laurel Hill Advisory Group (“Laurel Hill”) to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting shares to be represented at the meeting.
If you plan to attend and vote at the hybrid meeting or want to appoint someone to attend on your behalf, insert your name (or the name of the other person, as appropriate) in the blank space provided for that purpose on the voting instruction form, and return it to your intermediary or its agent within the time specified; alternatively, send your intermediary another written request that you or your nominee be appointed as proxyholder. If you fail to submit your voting instruction form prior to the meeting, your vote will not count. Your vote can only be counted if you have followed these instructions (and your intermediary has duly appointed you or your nominee as proxyholder) if attending the meeting and voting in person.
In addition, for your proxyholder to attend, vote and participate in the hybrid 2025 Meeting virtually, you must also register the appointment of your proxyholder.

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FAQS
Your intermediary is required under applicable securities laws to arrange, without expense to you, to appoint you or your nominee as proxyholder in respect of your common shares. Unless corporate law does not allow it, if your intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your intermediary (who is the registered shareholder) in respect of all matters that come before the meeting, and any adjournment or postponement of the meeting. An intermediary who receives your instructions at least one business day before the deadline for the submission of proxies is required to deposit the proxy within the voting deadline, in order to appoint you or your nominee as proxyholder.
Your proxyholder (whether the proxyholder is you or another person) must attend the meeting either in person or virtually in order for your vote to be counted. Please inform your proxyholder, if applicable, that they have been appointed and that they must attend the meeting either in person or virtually.
How does a non-registered shareholder register their proxyholder to virtually participate, vote and ask questions at the hybrid meeting?
If you are a non-registered shareholder and have appointed yourself or a person other than any of those designated in the voting instruction form as the proxyholder for your common shares, as set out above, and you or your proxyholder, as applicable, wishes to attend the meeting virtually, you must also register your proxyholder appointment (whether the proxyholder is you or another person) at www.computershare.com/eldorado, and provide Computershare with the proxyholder’s contact information so that Computershare may provide the proxyholder with an Invite Code via email.
Registering your proxyholder (whether the proxyholder is you or another person) is an additional step once you have submitted your voting instruction form and your intermediary has appointed you or your nominee as proxyholder in respect of your common shares and must be completed no later than 3:00p.m. (Pacific time) on May 30, 2025, if your proxyholder is attending the meeting virtually. Failure to register your proxyholder will result in your proxyholder (whether the proxyholder is you or another person) not receiving an Invite Code to participate in the hybrid meeting virtually. Please ensure that the person you appoint is aware that they have been appointed to attend the meeting on your behalf.
If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder (whether the proxyholder is you or another person) via email with an Invite Code, which will allow your proxyholder to attend the meeting virtually by logging into the live webcast and to vote at the meeting using the Computershare virtual meeting platform. Without an Invite Code, you or your proxyholder, as applicable, will only be able to attend the meeting as a guest and will not be able to ask questions or vote at the meeting online. Please see “How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?” in this section, for more information.
Registering yourself or your proxyholder after you have submitted your proxy is not required if the person you have appointed is attending the meeting in person. However, you or your proxyholder, as applicable, must attend the meeting in person in order for your vote to be counted.
What if I am a non-registered shareholder in the United States?
In order to attend and vote at the hybrid meeting if you are a non-registered shareholder in the United States (“US Beneficial Shareholder”), you must first obtain and submit a valid legal proxy from your intermediary and then register in advance to attend the meeting if attending virtually. Follow the instructions from your intermediary or contact your intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your intermediary, to then register to attend the hybrid meeting online, you must submit a copy of your legal proxy by email to Computershare at USlegalproxy@computershare.com.
Requests for registration should be directed to:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON, M5J 2Y1
And via email at USlegalproxy@computershare.com
Requests for registration must be labelled as “Legal Proxy” and be received no later than 3:00p.m. (Pacific time) on Friday, May 30, 2025. You will receive a confirmation of your registration by email after we receive your registration materials. Please note that you are required to also register the appointment of your proxyholder at www.computershare.com/eldorado as set out above under “How does a non-registered shareholder register their proxyholder to participate, vote and ask questions at the hybrid meeting virtually?”, if your proxyholder is attending the meeting virtually. If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder (whether the proxyholder is you or another person) via email with an Invite Code, which will allow your proxyholder to attend the meeting online by logging into the live webcast and to vote at the meeting using the Computershare virtual meeting platform. Without an Invite Code, you or your proxyholder, as applicable, will only be able to attend the meeting as a guest and will not be able to ask questions or vote at the meeting virtually. Please see “How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?” in this section.
How will my shares be voted if I return a proxy?
When you complete and return a proxy, the persons named in the proxy are authorized to attend the meeting and vote your shares on each item of business on which you are entitled to vote, according to your instructions.
If you appoint the Eldorado proxyholders, George Burns, President & Chief Executive Officer (“CEO”), or failing him, Karen Aram, Corporate Secretary, as your proxy, but do not provide direction on how to vote your shares, your shares will be voted as follows:
FOR the nominated directors listed on the form of proxy and in this Circular
FOR re-appointing KPMG as the independent auditor
FOR authorizing the Board to set the auditor’s pay
FOR approving an Amended and Restated Stock Option Plan
FOR approving an Amended and Restated Performance Share Unit Plan
FOR approval of a non-binding advisory resolution on executive compensation

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FAQS
If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, the Eldorado proxyholders will vote according to management’s recommendation. In addition, the form of proxy for the 2025 Meeting provides that if more than eight individuals are nominated for election as directors, an instruction to vote “Against” a nominee will be treated as an instruction to “Withhold” from voting for that nominee. If you appointed a proxyholder and have registered someone other than the Eldorado proxyholder, your proxyholder has discretion to vote as they elect.
On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and, if you specify a choice on a matter, your common shares will be voted accordingly.
A proxy will not be valid unless it is signed by the registered shareholder or by the registered shareholder’s attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney with your form of proxy. The name of the corporation and the name and title of the person signing the proxy should be indicated in the proxy.
How can I change my vote?
Registered shareholders can revoke their proxy by sending a new completed form of proxy with a later date, or a written note signed by you, or by your attorney if they have your written authorization. You can also revoke your proxy in any manner permitted by law.
If you represent a registered shareholder who is a corporation or association, your written note should have the seal of the corporation or association and must be executed by an officer or an attorney who has their written authorization, with the person’s designation of office or indication of authority included on the proxy. The written authorization must accompany the revocation notice.
We must receive the written notice any time up to and including the last business day before the day of the meeting, or the last business day before the meeting is reconvened if it is postponed or adjourned.
Send the signed written notice to:

Eldorado Gold Corporation c/o Fasken Martineau DuMoulin LLP 550 Burrard Street, Suite 2900 Vancouver, BC, V6C 0A3 Attention: Georald Ingborg
If you have submitted your completed form of proxy and since decided that you want to attend the meeting and vote in person, you need to revoke the form of proxy before you vote at the meeting.
In addition, if you are a registered shareholder and log in to the meeting virtually and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting online as a guest, and will not be able to vote or participate in the meeting.
Non-registered shareholders can change their vote by contacting their intermediary, or their agent, immediately, so that they have enough time before the meeting to arrange to change the vote and, if necessary, revoke the proxy.
How will the votes be processed?
Our transfer agent and registrar Computershare will act as the scrutineer of the meeting and is responsible for counting the votes on our behalf. Our voting results are posted on the SEDAR+ website (www.sedarplus.ca), under our Company profile, after the meeting.
Is there a deadline for my proxy to be received?
Yes. Your completed proxy must be received by Computershare (by mail, telephone or online) by 3:00p.m. (Pacific time) on Friday, May 30, 2025, or two business days before the meeting is reconvened if it is postponed or adjourned.
The time limit for depositing proxies may be waived or extended by the Chair of the meeting at his or her discretion, without notice.
Who is soliciting my proxy?
Eldorado’s management is soliciting votes for this meeting and any meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by the Company or a representative of Laurel Hill whom we have retained as our proxy solicitation agent to assist with soliciting votes. We pay the cost of proxy solicitation services, which will be approximately CDN$40,000 plus disbursements.
Any questions related to voting your shares and requests for assistance may be directed to Laurel Hill:
t: 1 877 452 7184 (toll-free within North America)
e: assistance@laurelhill.com
Outside North America: 1 416 304 0211
How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?
Only shareholders of record at the close of April 11, 2025, and duly appointed proxyholders (who have registered prior to the meeting if attending virtually), may participate and vote at the meeting either in person or online. Non-registered shareholders who have not duly appointed themselves as proxyholders may not attend the meeting in person but may attend the meeting virtually as a guest. Guests attending virtually may view the webcast but will not be able to participate or vote at the meeting.

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FAQS
Attending the meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, to participate, ask questions and vote at the meeting using the Computershare virtual meeting platform. Guests, including non-registered shareholders who have not duly appointed themselves as proxyholder, can log into the virtual meeting as a guest. Guests may view a live webcast of the meeting but will not be entitled to vote or ask questions. Registered shareholders and duly appointed proxyholders may also attend, participate in, ask questions and vote at the meeting in person at the offices of Fasken Martineau DuMoulin LLP, located at 550 Burrard Street, Suite 2900, Vancouver, BC, V6C 0A3.
Registered shareholders and duly appointed proxyholders can attend the meeting virtually by:
1.Going to meetnow.global/MKKWDW9
2.Click “Join Meeting Now”
For registered shareholders:
•Click on “Shareholder” and enter your 15-digit control number located on the form of proxy or in the email notification you received
For duly appointed proxyholders (including non-registered shareholders who have appointed themselves as proxyholders) who have properly registered prior to the meeting:
•Click on “Invitation” and enter your Invite Code. Computershare will provide the proxyholder with an Invite Code after the voting deadline has passed if the proxyholder is properly registered prior to the meeting
In order to participate online, shareholders must have a valid 15-digit control number, and duly appointed proxyholders must have received an email from Computershare containing an Invite Code.
If attending the meeting virtually, it is important that you are connected to the internet at all times during the meeting in order to vote when polling is commenced on the resolutions put before the meeting. It is your responsibility to ensure internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols, such as firewalls or VPN connections, may block access to the Computershare virtual meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. If attending the meeting virtually, it is recommended that you log in at least 30 minutes before the start of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before polling is completed. Therefore, even if you currently plan to vote virtually during the meeting, you should consider voting your common shares in advance or by proxy or by voting instruction form, so that your vote will be counted in the event that you experience any technical difficulties or are otherwise unable to access the meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may call Computershare locally at 1 888 724 2416 or internationally at 1 781 575 2748.
Non-registered shareholders who have not appointed themselves as proxyholders can attend the meeting virtually as a guest by:
1.Going to meetnow.global/MKKWDW9
2.Clicking “Guest” and completing the online form
Non-registered shareholders who have not appointed themselves as proxyholders may not attend the meeting in person.
If I attend the meeting virtually, will I be able to ask questions during the meeting?
Any registered shareholders and duly appointed proxyholders attending the meeting virtually will be able to ask questions by sending a written message to the Chair of the meeting through the Computershare virtual meeting platform. If you are a non-registered shareholder attending as a guest, you will not be able to ask questions at the meeting virtually.
Questions presented at the meeting will pertain to the formal business of the meeting. To ensure fairness for all, the Chair of the meeting will have discretion over the online questions to be responded to and the amount of time allocated to each question in person or online. The Chair may edit or reject questions from the meeting considered inappropriate. Eldorado values shareholder feedback, and expects that shareholders will have substantially the same opportunity to ask questions of the Board and management at the in-person meeting and the virtual meeting.
What if I have further questions about voting?
Please contact Computershare or Laurel Hill Advisory Group if you have additional questions regarding the voting process:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON, M5J 2Y1
t: 1 800 564 6253 (toll-free within North America) or
1 514 982 7555
www.computershare.com
Laurel Hill Advisory Group
70 University Avenue, Suite 1440
Toronto, ON M5J 2M4
t: 1 877 452 7184 (toll-free within North America)
Outside North America: 1 416 304 0211
e: assistance@laurelhill.com

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FAQS
Additional Information
You can find financial information relating to Eldorado in our comparative financial statements and MD&A for December 31, 2024, and additional information in our AIF or Form 40-F for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com); they are also available on the SEDAR+ website (www.sedarplus.ca) and the SEC website (www.sec.gov), under Eldorado’s name.
You can also request copies free of charge by contacting our Corporate Secretary:

information@eldoradogold.com
t: 1 604 687 4018 1 888 353 8166 (toll-free) f: 1 604 687 4026	550 Burrard Street, 11th Floor Vancouver, BC, V6C 2B5 Attention: Corporate Secretary

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BOARD OF DIRECTORS: TERMS OF REFERENCE
Eldorado Gold Corporation
Schedule A – Board of Directors: Terms of Reference
February 22, 2024
I.Roles and Responsibilities
The principal role of the board of directors (the “Board”) is stewardship of Eldorado Gold Corporation (the “Company”). The Board is responsible for the oversight of the management of the Company and its global business, consistent with its obligations set out in the Canada Business Corporations Act (the “CBCA”), the Company’s articles and by-laws and other relevant legislation and regulations. The Board will carry out this responsibility purposefully in accordance with: (i) the Company’s vision to build a safe, sustainable, high-quality business in the gold mining sector, creating value today and for future generations; (ii) the Company’s corporate strategy focus areas including People and Capabilities, Safety and Sustainability, Operational and Project Excellence and Financial Strength and Returns; and (iii) the Company’s global sustainability framework for responsible mining, that includes commitments to safe, inclusive and innovative operations; engaged and prosperous communities; responsibly produced products; and a healthy environment, now and for the future.
Subject to the provisions of the CBCA and the Company’s articles and by-laws, the Board may delegate the responsibilities of the Board to committees of the Board (the “Committees”) on such terms as the Board may consider appropriate.
The principal duties and responsibilities of the Board include:
I.Strategic Planning. Assisting in the development of and regularly reviewing and monitoring the Company’s long-term goals and the strategic planning process which takes into consideration opportunities and risks of the business and provides objectivity and judgement to the process. The Board is responsible for the approval of and for monitoring the process on at least an annual basis.
II.Performance Review. Regularly reviewing the short and long-term performance of the Company. The Board shall review and consider for approval all significant amendments or departures proposed by management from established strategy, capital and operating budgets, matters of policy or corporate structure, outside of the ordinary course of business.
III.Human Capital Management. Overseeing management in its responsibilities with respect to human capital management including talent attraction, recruitment and turnover; workforce compensation and pay equity; workforce composition and diversity; employee engagement, health and well-being; workforce training, learning and development and monitoring a variety of human capital metrics in this regard. The Board will integrate human capital management into its oversight of corporate strategy and risk.
IV.Budgeting. Reviewing and approving the Company’s annual budgets, including capital allocations and expenditures.
V.Risk Management. Understanding and overseeing the principal risks associated with the Company’s business and regularly monitoring the systems in place to manage those risks effectively.
VI.Reviewing Material Transactions. Reviewing and approving transactions that are either material or not in the ordinary course of the Company’s business.
VII.CEO Appointment and Evaluation. Appointing a Chief Executive Officer (“CEO”) of the Company, approving the CEO’s compensation and establishing and administering appropriate processes to measure the CEO’s performance in carrying out the Company’s stated objectives, in conjunction with and on the recommendation of the Compensation Committee.
VIII.Succession Planning. Establishing and administering a plan for the succession of the CEO and senior management in the event of emergency or retirement. The Board will act in consideration of the Diversity Policy.
IX.Determining Compensation. Upon the recommendation of the Compensation Committee, approving the appointment and compensation of senior management and approving the compensation of the directors of the Company (the “Directors”).
X.Management. Establishing limits of authority to be delegated to senior management and appropriate evaluation criteria for the CEO and senior management.
XI.Director Nomination. Requiring that a plan be in place for the nomination of the chair of the Board and Directors, including those Directors who are independent in accordance with applicable securities laws and stock exchange requirements (“Independent Directors”), in conjunction with the Corporate Governance and Nominating Committee. The Board will act in consideration of the Diversity Policy.
XII.Internal Controls. In conjunction with the Audit Committee, regularly reviewing and monitoring the effectiveness of the Company’s internal controls, including cybersecurity, over financial reporting and disclosure and management information systems.
XIII.Disclosure Policy. Overseeing the adoption of a disclosure policy for fair, accurate, transparent and timely public disclosure to all stakeholders.

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BOARD OF DIRECTORS: TERMS OF REFERENCE
XIV.Reserves and Resources. Reviewing any reserve or resource reports prepared by the Company or the Technical Committee. The Technical Committee has been constituted at the discretion of the Board and will consist of certain Independent Directors who possess experience with or a working knowledge of estimating reserves and resources.
XV.Shareholder Communication. Reviewing the Company’s communication policy and requiring that it be in compliance with applicable law and the regulations and guidelines of applicable securities regulatory authorities and the stock exchanges on which the Company’s securities trade.
XVI.Shareholder Feedback. Establishing measures for shareholders to provide feedback to the Board or the Independent Directors directly.
XVII.Corporate Governance. In conjunction with the Corporate Governance and Nominating Committee, monitoring the Company’s compliance with the law and the corporate governance regulations and guidelines as required by the securities regulatory authorities and the stock exchanges on which the Company’s securities trade and best practice with respect to corporate governance.
XVIII.Environmental and Social Governance. Oversee and monitor the implementation of procedures, policies and initiatives relating to corporate, social and environmental responsibilities, and health and safety rules and regulations, including with respect to diversity, overseeing the Company’s compliance with applicable legal and regulatory requirements, and considering and monitoring any issues relating to environmental and safety matters and Management’s response thereto.
XIX.Code of Conduct and Business Ethics. Establishing and regularly reviewing the Company’s Code of Conduct and Business Ethics (the “Code”) and Anti-Bribery and Corruption Policy (“ABC Policy”) and regularly monitoring compliance thereof with the objective of promoting a culture of integrity throughout the Company.
XX.Integrity. To the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers are creating a culture of integrity through the Company consistent with the Code and ABC Policy. The Board will also take appropriate steps to promote and encourage the CEO and other executive officers to foster ethical, inclusive and socially responsible practices and leadership.
XXI.By-laws. If required, adopting, amending or repealing the by-laws of the Company, in accordance with applicable law.
XXII.Financial Disclosure. Reviewing and approving in advance prescribed public disclosure documents including, but not limited to, the quarterly and annual Financial Statements of the Company and associated Management’s Discussion and Analysis, the Annual Information Form, Form 40-F and Management Information Circular, in conjunction with the Committees of the Board as applicable.
XXIII.Committees of the Board. Upon the recommendation of the Corporate Governance and Nominating Committee, establishing the Committees and selecting Independent Directors to act on the Committees. The Board shall establish the following standing Committees of the Board: (a) Audit Committee, (b) Corporate Governance and Nominating Committee, (c) Compensation Committee (d) Sustainability Committee and (e) Technical Committee. From time to time, the Board may create other Committees or ad hoc committees to examine specific issues on behalf of the Board. The committees will advise and formulate recommendations to the Board, but do not, except in limited and specifically identified circumstances, have the authority to approve matters on behalf of the Board.
XXIV.Terms of Reference. Establishing, approving and annually reviewing the terms of reference for itself and each of the Committees, setting out duties and responsibilities including organizational and administrative procedures, in conjunction with the Corporate Governance and Nominating Committee.
XXV.Evaluation of Board and Committees. Regularly evaluating the effectiveness of the Board, the Committees and the members thereof, in conjunction with the Corporate Governance and Nominating Committee.
XXVI.Meetings with Management. Encouraging the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.
XXVII.Continuing Education. In conjunction with the Corporate Governance and Nominating Committee, overseeing the establishment of suitable orientation programs for new Directors and continuing education opportunities for all Directors such as receipt of management reports, third party presentations and mine site visits. Each Director will have access to an electronic Board Manual, updated annually, containing relevant management information, historical public information and the terms of references for the Directors and for each of the Committees.
XXVIII.Regulatory Compliance. Ensuring that processes are in place to address applicable regulatory, corporate, securities and other compliance matters in a timely manner.
XXIX.Goodwill. Enhancing the reputation, goodwill and image of the Company.
XXX.General. Making other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a Committee or to the management of the Company.
II.Composition
Qualification of Directors
I.As fixed by the articles of the Company the Board shall consist of at least three Directors and not more than 20 Directors.

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BOARD OF DIRECTORS: TERMS OF REFERENCE
II.A majority of the Directors on the Board shall qualify as Independent Directors, as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines and as defined in SEC Rule 10A-3 and Section 303A.02 of the NYSE Listed Company Manual.
III.At least 25 percent of the Directors shall be Canadian residents.
Chair of the Board
I.The chair of the Board (the “Chair”) shall be an Independent Director. The Independent Directors on the Board shall appoint the Chair annually at the organizational meeting of the Board immediately following the annual meeting of shareholders, upon the recommendation of the Corporate Governance and Nominating Committee.
II.The Chair of the Board shall have the duties and responsibilities set forth in the Terms of Reference entitled “Chair of the Board of Directors”.
Director Nomination, Appointment, Resignation & Retirement
I.An individual who is nominated as a director (“Nominee Director”) shall submit a written consent to act to the Company in such form as the Company may require.
II.A Nominee Director shall disclose to the chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Nominee Director serves as a director or an officer.
III.All Directors shall disclose to the chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Director is invited to serve as a director prior to accepting such invitation.
IV.In accordance with the Company’s by-laws, at each annual meeting of shareholders all Directors of the Company resign. Recommendations for nomination for re-election are the responsibility of the Corporate Governance and Nominating Committee. A Director shall advise the chair of the Corporate Governance and Nominating Committee of his/her willingness to be re-elected to the Board for the next term.
V.A Director may be re-elected annually to serve the Board until the annual meeting of shareholders following his or her 73rd birthday. At the discretion of the Board and giving due consideration to the skills and abilities of Directors who reach the retirement age specified in this provision and to the needs of the Company and its range of activities and operations, the Board may approve an extended retirement age.
VI.Directors must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which the Company operates.
Board Meetings
I.The Board will schedule at least five regular meetings annually, with at least one regular meeting each quarter, and as many additional meetings as necessary to carry out its duties effectively.
II.The Board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.
III.A meeting of the Board may be called by the Corporate Secretary or any Director by giving notice stating the time and place of the meeting to each of the Directors no less than 48 hours prior to the Board meeting or as otherwise provided in the by-laws of the Company.
IV.The agenda for each Board meeting shall be established by the CEO and the Chair, taking into account suggestions from other Directors.
V.At any meeting of the Board, a quorum for the transaction of business shall be a majority of the number of Directors in office from time to time.
VI.At Board meetings, each Director is entitled to one vote and questions are decided by a majority of votes of the Directors present. In the event of an equality of votes, the Chair will not have a casting or deciding vote. The Board may also act by resolution in writing signed by all Directors.
VII.The Board may invite such officers and employees of the Company and such other advisors as it may see fit from time to time to attend meetings of the Board and participate in the discussion and consideration of any matter, and may exclude from all or any portion of its meetings any person it deems appropriate in order to carry out its responsibilities.
In-Camera Meetings
I.The Independent Directors will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chair of the Board, without any member of the Company’s management present for the purposes of evaluating the Company’s senior management and discussing such other matters as may be appropriate.
II.The Independent Directors will appoint a member to act as Secretary of the ‘in-camera’ meetings.
III.Minutes generated from the meetings of the Independent Directors will be maintained by the Chair.
IV.Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the agenda of the next regularly scheduled Board meeting.

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BOARD OF DIRECTORS: TERMS OF REFERENCE
III.Expectations of a Director
I.Commitment and Attendance. All Directors are expected to maintain a high attendance record at meetings of the Board (including in-camera meetings) and meetings of the Committees of which they are members. Directors are expected to participate on Committees of the Board and become familiar with the terms of reference for each Committee on which they serve.
II.Preparation for Meetings. All Directors are expected to prepare in advance of meetings of the Board and its Committees and be willing to fully and frankly participate in the deliberations of the Board and its Committees with the intent to make informed decisions. Directors are expected to review the agenda and related materials circulated in advance of the meeting and are encouraged to contact the Chair, the CEO or any other appropriate person to discuss agenda items prior to the meetings.
III.Knowledge of Operations. All Directors are expected to be knowledgeable about the Company’s operations, activities and industry and to gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.
IV.Other Directorships and Significant Activities. Each Director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the Director’s time and availability for his or her commitment to the Company and such service on other boards should be in accordance with the limits set forth in the Company’s Corporate Governance Guidelines. No Director should serve on a board of a competitor of the Company or of a regulatory body with oversight of the Company. Directors should advise the Chair of the Corporate Governance and Nominating Committee prior to accepting membership on any other boards of directors. All Directors should disclose any conflict of interest on any issue to the Chair of the Board or the Chair of the Corporate Governance and Nominating Committee as soon as it arises. Directors must refrain from voting on any issue when a conflict of interest exists.
V.Contact with Management and Employees. Directors should become familiar with senior management and their roles. Directors should be available to management and the Board as a resource and use their abilities, knowledge and experience for the benefit of the Company.
VI.Speaking on Behalf of the Company. Directors are required to adhere to the Company’s Disclosure Policy if they are asked to speak on behalf of the Company.
VII.Confidentiality. The proceedings and deliberations of the Board and its Committees are confidential. Each Director shall maintain the confidentiality of the information received in connection with his or her service as a Director, except as may be required by law or as may be expressly authorized, from time to time, by the Board.
VIII.Fiduciary Duty. Each individual Director shall act with prudence, honesty and integrity in fulfilling his or her prime responsibility to the Company, and with due regard to the interests of its shareholders and other stakeholders.
IX.Compliance with Code, Policies. Directors are expected to comply with the Company’s Code of Business Conduct and Ethics and all other corporate policies which apply to them.
X.General. Directors are expected to perform such other duties as may be assigned to a Director by the Board from time to time or as may be required by applicable regulatory authorities or legislation.
IV.Outside Advisors
The Board or the Independent Directors, with approval of the Chair, may, at the expense of the Company, engage such outside advisors as may be reasonable or desirable to the Board or the Independent Directors in the performance of Directors’ duties.
V.Limitation on the Board’s Duties
Notwithstanding the foregoing and subject to applicable law, nothing contained in these Terms of Reference is intended to require the Board to ensure the Company's compliance with Applicable Laws.
The Board shall discharge its responsibilities and shall assess the information provided by the Company’s management and any external advisors, including the external auditor, in accordance with its business judgment. Directors are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information and the accuracy and completeness of the information provided.
Nothing in these Terms of Reference is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which directors of a corporation are subject to under applicable law. These Terms of Reference are not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and these Terms of Reference should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability of the Company or a Committee to any of the Company’s shareholders, competitors, employees or other persons, or to any other liability whatsoever.
VI.Approval
Approved by the Board: February 22, 2024.

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Eldorado Gold Corporation
Schedule B – Amended and Restated Stock Option Plan
April 15, 2025
ELDORADO GOLD CORPORATION
AMENDED AND RESTATED INCENTIVE STOCK OPTION PLAN
1.Purposes of the Plan
1.1.The purposes of this Plan are to (a) assist the Company in attracting, retaining and motivating senior officers, employees and consultants of the Company and of its related entities; and (b) closely align the personal interests of such officers, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.
2.Definitions
2.1.For the purposes of the Plan, the following terms have the respective meanings set forth below:
a.“Approved Agreement” means (i) an Option Agreement, (ii) an employment agreement, or (iii) another written agreement between the Company or a related entity of the Company and the Optionee which has been approved by an Executive Officer of the Company (or where the Optionee is an Executive Officer of the Company, approved by the Board);
b.“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by an Eligible Person;
c.“Board” means the board of directors of the Company;
d.“Cause” means:
(i)with respect to a particular Employee:
A.“cause” or “serious reason” as such term is defined in an Approved Agreement (provided that if such term is defined in both an Option Agreement and another Approved Agreement, the definition in the Option Agreement will govern); or
B.in the event that (A) does not apply, then “Cause” means any circumstance where an employer can terminate an individual’s employment without any notice or payment whatsoever;
(ii)with respect to a particular Consultant:
A.“cause” or “serious reason” as such term is defined in an Approved Agreement (provided that if such term is defined in both an Option Agreement and another Approved Agreement, the definition in the Option Agreement will govern); or
B.in the event that (A) does not apply, then “Cause” means any circumstance, as described in the Consultant’s written services agreement, or as provided for pursuant to applicable law, where the Company or a related entity of the Company may terminate the Consultant’s engagement without any notice or payment whatsoever;
e.“Change of Control” means:
(i)an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or
(ii)the amalgamation, consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (A) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (B) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

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(iii)the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (A) such disposition is to a corporation and (B) immediately after giving effect to such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its related entities or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or
(iv)at least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (A) a Change of Control as defined in paragraphs (i), (ii) or (iii), or (B) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board);
f.“Company” means Eldorado Gold Corporation;
g.“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;
h.“Consultant” has the same meaning ascribed to that term under Section 2.22 of NI 45-106, and shall only include those persons who may participate in an “Employee Benefit Plan” as set forth in Rule 405 of the U.S. Securities Act;
i.“Date of Termination” means, for purposes of the Plan:
(i)in the case of an Optionee whose employment or engagement with the Company or a related entity of the Company terminates (regardless of whether the termination is lawful or unlawful, with or without Cause, and whether it is the Optionee or the Company or the related entity of the Company that initiates the termination), the later of:
A.if and only to the extent required to comply with the minimum standards of ESL, the last day of any minimum statutory notice period applicable to the Optionee pursuant to the ESL, if any; or
B.the date that is designated by the Company or the related entity of the Company as the last day of the Optionee’s employment or engagement with the Company or such related entity, as applicable, provided that in the event the Optionee resigns, such date shall not be earlier than the date notice of resignation was given;
and, in the case of either (A) or (B), without regard to any applicable period of reasonable notice or contractual notice to which the Optionee may claim to be entitled under common law, civil law or pursuant to contract in respect of a period which follows the last day that the Optionee actually and actively provides services to the Company or the related entity of the Company as specified in the notice of termination provided by the Optionee or the Company or such related entity, as the case may be; or
(ii)if the Optionee’s death occurs prior to the date determined pursuant to (i) above, the date of the Optionee’s death;
j.“Disability” means, with respect to a particular Optionee:
(i)“disability” as such term is defined in an Approved Agreement (provided that if such term is defined in both an Option Agreement and an Approved Agreement, the definition in the Option Agreement will govern); or
(ii)in the event that (i) does not apply, then “Disability” means a physical or mental incapacity of a nature which the Chief Executive Officer of the Company determines prevents or would prevent the Optionee from satisfactorily performing the substantial and material duties of his or her position with the Company or the related entity of the Company, as the case may be;
k.“Eligible Person” means, from time to time, a full-time or part-time Employee or Consultant;
l.“Eligible Retirement” means a retirement of an Optionee which meets the eligibility requirements to participate in the program contemplated in the Retirement Policy;
m.“Employee” means an employee or officer of the Company or a related entity of the Company;
n.“ESL” means the employment standards legislation, as amended or replaced, applicable to an Optionee who is an Employee;
o.“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;
p.“Executive Officer” means an executive officer of the Company appointed as such by a resolution of the Board;

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q.“Good Reason” means, with respect to a particular Optionee:
(i)“good reason” as such term is defined in an Approved Agreement (provided that if such term is defined in both an Option Agreement and an Approved Agreement, the definition in the Option Agreement will govern); or
(ii)in the event that (i) does not apply, then “Good Reason” means the occurrence of one or more of the following circumstances without the Optionee’s prior written consent, which circumstances are not remedied by the Company or a related entity of the Company within 30 days of the applicable entity’s receipt of a written notice from the Optionee describing the applicable circumstances (which notice must be provided by the Optionee within 30 days of the Optionee’s knowledge of the applicable circumstances): (A) a material adverse change to the Optionee’s duties, responsibilities or authority compared to the Optionee’s duties, responsibilities or authority immediately prior to the Change of Control (unless, in each case, clearly consistent with a promotion); (B) a material reduction in the Optionee’s base salary or annual bonus opportunity as was in place immediately prior to the Change of Control; or (C) the Company or a related entity of the Company relocating the principal place at which the Optionee performs their duties for the Company or a related entity of the Company to any place more than 50 kilometers from such location immediately prior to the Change of Control;
r.“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;
s.“Insider” means a reporting insider as defined under National Instrument 55-104 – Insider Reporting Requirements and Exemptions;
t.“Market Value” of a Share means, on any given day, the closing trading price per share of the Shares on the Exchange on the Trading Day immediately preceding the relevant date;
u.“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;
v.“Option” means an option granted under this Plan;
w.“Option Agreement” has the meaning ascribed to that term in Section 7 hereof;
x.“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;
y.“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(c) hereof and as may be adjusted in accordance with Section 10 hereof;
z.“Optionee” means an Eligible Person to whom an Option has been granted;
aa.“Plan” means the Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;
bb.    “related entity” has the meaning ascribed to that term in Section 2.22 of NI 45-106;
cc.    “Retirement Policy” means the Company’s retirement policy dated August 2023, as may be amended from time to time;
dd.    “Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;
ee.    “security based compensation arrangement” has the meaning given to that term in the TSX Company Manual;
ff.    “Share” means, subject to Section 10 hereof, a common share without nominal or par value in the capital of the Company;
gg.    “Take-Over Bid” has the meaning ascribed to the term in Subsection 10.6 hereof;
hh.    “Trading Day” means any day on which the Exchange is open for trading of Shares provided that if the Shares are no longer listed on any stock exchange, means any day which is a business day in British Columbia;
ii.    “TSX” means the Toronto Stock Exchange; and
jj.    “U.S. Securities Act” means the United States Securities Act of 1933, as amended.
2.2.Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.
2.3.As used in this Plan,
a.unless the context otherwise requires, words importing the masculine gender shall include the feminine and neuter genders, words importing the singular shall include the plural and vice versa;
b.unless the context otherwise requires, the expressions “herein”, “hereto”, “hereof”, “hereunder” or other similar terms refer to the Plan as a whole, together with the appendices and schedules, and references to a Section, Subsection, paragraph, Appendix or Schedule by number or letter or both refer to the Section, Subsection, paragraph, Appendix or Schedule, respectively, bearing that designation in the Plan; and
c.the term “include” (or words of similar import) is not limiting whether or not non- limiting language (such as “without limitation” or words of similar import) is used with reference thereto.

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3.Administration of the Plan
3.1.The Plan shall be administered by the Compensation Committee.
3.2.The Compensation Committee shall, periodically, make recommendations to the Board as to the grant of Options
3.3.In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant Options, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.
3.4.The Board may delegate any or all of its authority, rights, powers and discretion with respect to the Plan to the Compensation Committee. Upon any such delegation the Compensation Committee as well as the Board, shall be entitled to exercise any or all such authority, rights, power and discretion with respect to the Plan and when used in the context of this Plan “Board” shall be deemed to include the Compensation Committee.
3.5.The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.
4.Shares Subject to the Plan
4.1.The maximum number of Shares which may be issued under the Plan from and after June 3, 2025 shall not exceed 23,691,000 Shares, subject to adjustment as provided in Section 10.
4.2.In no event shall Options be granted entitling any one Optionee to purchase in excess of one half of one percent (0.5%) of the issued and outstanding Shares on a non-diluted basis on the Grant Date of the Options.
4.3.No Options may be granted to non-employee directors of the Company or a related entity of the Company under this Plan.
4.4.Notwithstanding anything in this Plan to the contrary:
a.the maximum number of Shares issuable pursuant to Options granted under the Plan to Insiders, together with the number of Shares issuable to Insiders under any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the Options; and
b.within any one-year period, the maximum number of Shares issued under the Plan to Insiders, together with the number of Shares issued to Insiders under any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.
Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the Optionee becoming an Insider shall be excluded for the purpose of the limits set out above. The acquisition of Shares by the Company for cancellation shall not constitute non-compliance with the limits set out above for any Options outstanding prior to such purchase for cancellation.
4.5.Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, cancelled or otherwise terminated for any reason (other than exercise of the Options) shall be available for subsequent Options under the Plan.
4.6.No fractional Shares may be purchased or issued under the Plan. If any fractional interest in a Share would, except for this provision, be purchasable or issuable upon the exercise of an Option, such fractional interest shall be rounded down to the nearest full Share and the fractional interest will be disregarded.
5.Grants of Options
5.1.Subject to the provisions of the Plan, the Board shall have the right to grant, in its sole discretion and from time to time, to any Eligible Persons Options as a discretionary grant with such terms and conditions as the Board may determine. The Board shall also determine, in its sole discretion, in connection with each grant of Options:
a.the date on which such Options are to be granted (the “Grant Date”);
b.the number of Options to be granted;
c.the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date; and
d.the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.
5.2.If the Options are inadvertently granted during a Black-Out Period or on the first Trading Day following the end of the Black-Out Period, then the Grant Date shall be deemed to be the second Trading Day following the end of the Black-Out Period.
6.Eligibility, Vesting and Terms of Options
6.1.Options may be granted to Eligible Persons only.

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6.2.Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.
6.3.The option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the seventh anniversary of the Grant Date. If an Option is scheduled to expire during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall expire 10 Trading Days after the Black-Out Period is lifted by the Company.
6.4.Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in instalments over the life of the Option, with the Option being fully-exercisable only when such required time period or periods have elapsed, and in connection therewith determine the terms under which vesting of the Options may be accelerated.
6.5.Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period. Subject to Section 8, an Option which is subject to vesting, may once vested in accordance with the vesting terms, be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period.
6.6.An Option is personal to the Optionee and is non-assignable and non-transferable otherwise than by will or by the laws governing the devolution of property in the event of death of the Optionee.
7.Option Agreement
7.1.Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in such form as may be approved by the Board from time to time (the “Option Agreement”), which agreement shall be subject to the terms and conditions of the Plan, the Grant Date, and set out the name of the Optionee, the number of Options, the Option Price, the expiry date of the Option Period and any vesting or other terms and conditions as the Board may deem appropriate.
8.Termination of Employment or Engagement
8.1.With respect to Optionees that are Executive Officers:
a.in the event such Optionee’s employment or engagement terminates for any reason other than death, Eligible Retirement or for Cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the Date of Termination until the earlier of (i) the date that is 365 days after such Date of Termination, and (ii) the expiration of the Option Period, after which such Option shall immediately and automatically expire and be cancelled and the Optionee will not be entitled to any compensation or damages in respect of such expired and cancelled Option; and
b.in the event such Optionee’s employment or engagement is terminated for Cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall immediately and automatically expire upon the Date of Termination and the Optionee will not be entitled to any compensation or damages in respect of such expired and cancelled Option.
8.2.With respect to Optionees that are not Executive Officers:
a.in the event such Optionee’s employment or engagement terminates for any reason other than death, Eligible Retirement or for Cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the Date of Termination until the earlier of (i) the date that is 90 days after such Date of Termination, and (ii) the expiration of the Option Period, after which such Option shall immediately and automatically expire and be cancelled and the Optionee will not be entitled to any compensation or damages in respect of such expired and cancelled Option; and
b.in the event such Optionee’s employment or engagement is terminated for Cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon the Date of Termination and the Optionee will not be entitled to any compensation or damages in respect of such expired and cancelled Option.
8.3.In the event such Optionee’s employment or engagement terminates pursuant to an Eligible Retirement, the Optionee’s right to exercise any Option granted hereunder, the continued vesting of any Option granted hereunder and/or the termination, lapsing or forfeiture of any Option granted hereunder shall be subject to the terms of the Retirement Policy as in effect as of the Optionee’s Date of Termination; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.
8.4.In the event of the Disability or death of an Optionee, either while in the employment or engagement of the Company or a related entity of the Company, the Optionee or the Optionee’s estate, as applicable, may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the Optionee’s Date of Termination until the earlier of (i) the date that is 365 days from the Optionee’s Date of Termination, and (ii) the expiration of the Option Period, after which such Option shall immediately and automatically expire and be cancelled and the Optionee or the Optionee’s estate, as applicable, will not be entitled to any compensation or damages in respect of such expired and cancelled Options. The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

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8.5.The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any grant following a termination of employment or engagement as provided in this Section 8, subject to applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.
8.6.Notwithstanding anything to the contrary in this Section 8, unless the Board, in its discretion, otherwise determines, at any time and from time to time, Options are not affected by a change of employment or engagement within or among the Company or a related entity of the Company for so long as the Optionee continues to be an Employee or Consultant.
8.7.The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or engagement of, the Company or a related entity of the Company nor shall it interfere in any way with the right of the Company or a related entity of the Company to terminate any Optionee’s employment or engagement.
8.8.For greater certainty (and subject to Subsections 8.3, 8.5, 10.8 and the Retirement Policy), an Option that has not become vested on the applicable Date of Termination that the relevant termination event referred to in this Section 8 occurred, shall not be or become exercisable and shall be cancelled without any compensation or damages.
8.9.Except where an Optionee’s employment or engagement is terminated for Cause, if the date pursuant to which any Option would cease to be exercisable pursuant to this Section 8 occurs during a Black-Out Period, then notwithstanding any other provision of the Plan, the Option shall continue to be exercisable on or before the date that is 10 Trading Days after the Black-Out Period is lifted by the Company.
8.10.A Optionee’s eligibility to be granted an Option under the Plan ceases as of the Date of Termination. Except if and as required to comply with applicable minimum requirements contained in ESL, no Optionee is eligible for continued vesting of any Option during any period in which the Optionee receives, or claims to be entitled to receive, any compensatory payments or damages in lieu of notice of termination pursuant to contract, common law or civil law, and no Optionee shall be entitled to any damages or other compensation in respect of any Option that does not vest or is not awarded due to termination of the Optionee’s employment or engagement as of the Date of Termination. The Plan displaces any and all common law and civil law rights the Optionee may have or claim to have in respect of any Options, including any right to damages. The foregoing shall apply, regardless of: (i) the length of the Optionee’s employment or engagement; (ii) the reason for the termination of the Optionee’s employment or engagement; (iii) whether such termination is lawful or unlawful, with or without Cause; (iv) whether it is the Optionee or the Company or a related entity of the Company that initiates the termination; and (v) any fundamental changes, over time, to the terms and conditions applicable to the Optionee’s employment or engagement.
8.11.It is understood and agreed that all provisions of the Plan are subject to all applicable minimum requirements of ESL. The Company and its related entities, as applicable, will comply with all applicable minimum requirements contained in ESL. Accordingly, to the extent that any applicable ESL minimum requirements apply, the Plan shall: (i) not be interpreted as in any way waiving or contracting out of ESL; and (ii) be interpreted to achieve compliance with ESL. If ESL requires the Company or a related entity of the Company to provide the Optionee with a superior right or entitlement upon termination of the Optionee’s employment or otherwise (“Statutory Entitlements”) than provided for under the Plan, then the Company or the related entity of the Company, as applicable, shall provide the Optionee with the Optionee’s minimum Statutory Entitlements in substitution for the Optionee’s rights under the Plan. There shall be no presumption of strict interpretation against the Company or any related entity of the Company. Any discretion exercisable in respect of the Plan will be exercised in a manner that complies any applicable minimum requirements of ESL.
8.12.It is understood and agreed that the Company and its directors, officers, employees, attorneys and agents do not have any obligation to notify the Optionee prior to the expiration of any Option under this Plan, regardless of whether the Option will expire at the end of its full term or an earlier date related to the termination of the Optionee’s employment or engagement. The Optionee agrees that the Optionee has the sole responsibility for monitoring the expiration of any Option and for exercising their Options, if at all, prior to their expiration.
9.Exercise of Options
9.1.Subject to the provisions of the Plan and any Approved Agreement, the Company’s Insider Trading Policy and any Black-Out Periods, an Option may be exercised in whole or in part in such manner as the Compensation Committee may permit from time to time. Any request to exercise an Option must be accompanied by the appropriate form of payment (to be determined by the Company) for the aggregate Option Price for the Shares to be purchased.
10.Adjustment on Alteration of Share Capital; Change of Control
10.1.In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares issuable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

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10.2.If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), other than in connection with a Change of Control, any Share issuable on the exercise of an Option may, at the discretion of the Board, be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation, combination or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation, combination or merger and the Option Price shall be adjusted as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes of the Plan.
10.3.In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.
10.4.In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board in its sole discretion to properly reflect such event and such adjustment be binding for all purposes of the Plan.
10.5.No adjustment provided in this Section 10 shall require the Company to issue a fractional Share. If, as a result of any adjustment under this Section 10, an Optionee would become entitled to a fractional interest in a Share, such fractional interest shall be rounded down to the nearest full Share and the fractional interest will be disregarded.
10.6.If, at any time when an Option granted under the Plan remains unexercised, an offer (“Take-Over Bid”) to purchase all or substantially all of the Shares of the Company is made by a third party by means of a take-over bid circular, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Board may, in a fair and equitable manner, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for or waiver of the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).
10.7.In order to permit Optionees to participate in a proposed Take-Over Bid that could result in a Change of Control, the Board may make appropriate provisions for the exercise of Options (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-Over Bid.
10.8.In the event of a Change of Control, except as may be set forth in an Approved Agreement or as otherwise determined by the Board, and notwithstanding anything else in this Plan or any Option Agreement, without the consent of any Optionee, but subject to any required Exchange approval, outstanding Options shall be converted or exchanged into or for, rights or other securities of substantially equivalent value, as determined by the Board in its discretion, in any entity participating in or resulting from a Change of Control; provided that the Board, without the consent of any Optionee, may instead cause (i) the termination of any vested Option in exchange for an amount of cash and/or property, if any, equal in value to the amount that would have been attained upon the exercise of such Option or realization of the Optionee’s rights as of the date of the occurrence of such Change of Control; (ii) the replacement of such Share receivable on the exercise of an Option with other rights or property selected by the Board in its sole discretion; or (iii) any combination of the foregoing.
10.9.Notwithstanding Subsection 10.8 and except as may be set forth in an Approved Agreement or as otherwise determined by the Board, if, as a result of a Change of Control, (i) the Options are not assumed or substituted by a successor entity or (ii) the voting shares of any successor entity resulting from the Change of Control will not be traded on a recognized stock exchange in North America, then subject to any required Exchange approval, all outstanding Options shall vest and become exercisable immediately prior to consummation of such Change of Control or the Board may determine that the Options shall be terminated in exchange for an amount of cash and/or property, if any, equal in value to the amount that would have been attained upon the exercise of such Options as of the date of the occurrence of such Change of Control (and, for the avoidance of doubt, if as of the date of the occurrence of such Change of Control the Board determines in good faith that no amount would have been realized upon the exercise of such Option or realization of the Optionee’s rights, then such Option may be terminated by the Company without payment).
10.10.Notwithstanding Subsections 10.8 and 10.9, and except as may be set forth in an Approved Agreement or as otherwise determined by the Board, if within 12 months following a Change of Control, an Optionee’s employment or engagement is terminated by the Company or a related entity of the Company, as applicable, for any reason other than for Cause or in the case of a Consultant, breach of contract, or by the Optionee for Good Reason, then any outstanding Options that have not yet vested on the Date of Termination shall be deemed to have vested on such date.
11.Regulatory Approval
11.1.Notwithstanding any of the provisions contained in the Plan, Option Agreement or any term of the Option, the Company’s obligations hereunder shall be subject to:
a.compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States or any other applicable jurisdiction (“Securities Regulators”);
b.compliance with the requirements of the Exchange;
c.compliance with the Company’s Insider Trading Policy; and

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d.receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.
11.2.The Company shall in no event be obligated to take any action in order to comply with any laws, regulations, rules, orders or requirements.
11.3.Notwithstanding any provisions in the Plan, Option Agreement or any term of the Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.
12.Terms and Conditions of Options Granted to U.S. Participants
12.1.This Section 12 applies only to U.S. Participants. In this Section 12, the following words and phrases shall have the following meanings notwithstanding anything to the contrary in the Plan:
a.“Code” means the U.S. Internal Revenue Code of 1986, as amended.
b.“Disability” means, with respect to any U.S. Participant, that such U.S. Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than twelve (12) months. The preceding definition of the term “Disability” is intended to comply with, and will be interpreted consistently with, sections 22(e)(3) and 422(c)(6) of the Code.
c.“Fair Market Value” means, with respect to any property (including, without limitation, any Share), the fair market value, as of a given date, of such property, determined by such methods or procedures as are established from time to time by the Board. Unless otherwise determined by the Board, the fair market value of a Share as of a given date will be the closing board lot sale price per share of a Share on the Exchange on the Trading Day immediately preceding such date.
d.“Grant Date” means, with respect to any Option, the date on which the Board grants the Option.
e.“Incentive Stock Option” means an Option that is intended to qualify as an “incentive stock option” pursuant to section 422 of the Code.
f.“Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.
g.“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each corporation (other than the last corporation) in such chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term “Subsidiary” is intended to comply with, and will be interpreted consistently with, section 424(f) of the Code.
h.“U.S. Employee” means a person who is an employee of the Company (or of any Subsidiary) for purposes of section 422 of the Code.
i.“U.S. Participant” means an Optionee who is a citizen of the United States or a resident of the United States, in each case as defined in section 7701(a)(30)(A) and section 7701(b)(1)of the Code and any other Optionee whose compensation under the Plan is subject to tax under the Code.
j.“10% Shareholder” means any person who owns, taking into account the constructive ownership rules set forth in section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (or of any Parent or Subsidiary).
12.2.Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for Incentive Stock Options shall not exceed 23,691,000 Shares, subject to adjustment pursuant to Article 10 of this Plan and subject to the provisions of sections 422 and 424 of the Code.
12.3.Each Option Agreement with respect to an Option granted to a U.S. Participant shall specify whether the related Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made in an option agreement, the related Option will be:
a.an Incentive Stock Option if designated in the Option Agreement as an Incentive Stock Option and all of the requirements under the Code that must be satisfied in order for such Option to qualify as an Incentive Stock Option are satisfied; or
b.in all other cases, a Nonqualified Stock Option.
12.4.In addition to the other terms and conditions of this Plan (and notwithstanding any other term or condition of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:
a.An Incentive Stock Option may be granted only to a U.S. Employee.

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b.The aggregate Fair Market Value of the Shares (determined as of the applicable Grant Date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (pursuant to this Plan and all other plans of the Company and of any Parent or Subsidiary) will not exceed one hundred thousand dollars (U.S.$100,000) or any other limitation subsequently set forth in section 422(d) of the Code. To the extent that such limitation is exceeded, the options in excess of such limitation will be treated as Nonqualified Stock Options.
c.The exercise price per Share payable upon exercise of an Incentive Stock Option will be not less than one hundred percent (100%) of the Fair Market Value of a Share on the applicable Grant Date; provided, however, that the exercise price per Share payable upon exercise of an Incentive Stock Option granted to a U.S. Participant who is a 10% Shareholder on the applicable Grant Date will be not less than one hundred ten percent (110%) of the Fair Market Value of a Share on the applicable Grant Date. Under no circumstances shall the exercise price of an Option be less than the closing board lot sale price per share of a Share on the Exchange on the Trading Day immediately preceding the Grant Date.
d.No Incentive Stock Option may be granted more than ten (10) years after the earlier of (i) the date on which the Board adopts the most recent amendment and restatement of the Plan or (ii) the date on which the shareholders of the Company approve such most recent amendment and restatement of the Plan.
e.An Incentive Stock Option will terminate and no longer be exercisable no later than the earlier of the term set by the Board and seven (7) years after the applicable Grant Date, or, for any Option granted to a U.S. Participant who is a 10% Shareholder on the applicable Grant Date, five (5) years after the applicable Grant Date.
f.If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee, then, in order to retain its status as an Incentive Stock Option for U.S. federal tax purposes such Option must be exercised within the time limits set forth below. Failure to exercise such Incentive Stock Options within the following time limits will result in the Option ceasing to be an Incentive Stock Option.
(i)If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee due to the death of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of death) by the estate of such U.S. Participant, or by any person to whom such Incentive Stock Option was transferred in accordance with Subsection 6.6, for a period of one (1) year after the date of death (but in no event beyond the term of such Incentive Stock Option).
(ii)If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee due to the Disability of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of Disability) by such U.S. Participant for a period of one (1) year after the date of Disability (but in no event beyond the term of such Incentive Stock Option).
(iii)If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee for any reason other than the death or Disability of such U.S. Participant or termination for Cause, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of termination) by such U.S. Participant for a period of three (3) months after the date of termination (but in no event beyond the term of such Incentive Stock Option). If an Option ceases to be an Incentive Stock Option by virtue of this paragraph, it will be treated as a Nonqualified Stock Option and the provisions in Subsection 8.1 or 8.2, as applicable, will apply with respect to the period during which the Option may be exercised.
For purposes of this Paragraph 12.4(f), the employment of a U.S. Participant who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Administrator that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Company (or of any Parent or Subsidiary) to another office of the Company (or of any Parent or Subsidiary) or a transfer between the Company and any Parent or Subsidiary.
For greater certainty, under no circumstances shall the above time limits apply to extend the time limits applicable under Section 9.
g.An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant’s lifetime only by such U.S. Participant.
h.By accepting an Incentive Stock Option, a U.S. Participant agrees to notify the Company in writing immediately after the U.S. Participant makes a “Disqualifying Disposition” of any Shares acquired pursuant to the exercise of such Incentive Stock Option; for this purpose, a “Disqualifying Disposition” is any disposition occurring on or before the later of: (i) the date two (2) years following the Grant Date of such Incentive Stock Option; or (ii) the date one year following the date that such Incentive Stock Option was exercised.

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i.An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by such U.S. Participant, except by will or by the laws of descent and distribution.
12.5.In the event that this Plan is not approved by the shareholders of the Company as required by Section 422 of the Code within twelve (12) months before or after the date on which this Plan, as amended and restated, is adopted by the Board, any Incentive Stock Option granted under this Plan will automatically be deemed to be a Nonqualified Stock Option.
12.6.Any adjustment, amendment or termination of outstanding Options granted to U.S. Participants will occur only if such actions are undertaken in accordance with Code Section 409A on a basis consistent with the regulations thereunder.
12.7.Notwithstanding Subsection 6.3 hereof concerning Black-Out Periods or any other provision of the Plan, with respect to Options of U.S. Participants, the period during which the Option may be exercised will not be extended beyond the last day of the Option Period (the Option Period determined without regard to any earlier termination of the Option, if any, as a result of termination of employment before the end of the Option Period) unless otherwise permitted under Section 409A of the Code as determined by the Board.
12.8.All Options and Shares issued pursuant to the Plan will be issued pursuant to the registration requirements of the U.S. Securities Act or an exemption from such registration requirements.
13.Miscellaneous
13.1.An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.
13.2.The participation of any Optionee in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Optionee any rights or privileges other than those rights and privileges expressly provided in this Plan. In particular, participation in this Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Company or any related entity of the Company to ensure the continued employment or engagement of such Optionee. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares.
13.3.If the Company or any of its related entities, as applicable, shall be required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in respect of the issuance or delivery of the Options or Shares to the Optionee, the Company or the related entity may deduct and withhold such amount or amounts from any payment made by the Company or the related entity to such Optionee, whether or not such payment is made pursuant to this Plan. In addition, or as an alternative to such withholding from payments, the Company or any related entity with a withholding obligation as described above may require an Optionee, as a condition of exercise of an Option, to pay to the Company or related entity, as the case may be, an amount not exceeding the total of the withholding obligation of the Company or related entity arising in respect of the issuance or delivery of the Options or Shares to the Optionee, or to reimburse the Company or related entity for such amount. Under no circumstances shall the Company or any related entity be responsible for funding the payment of any tax, social security contributions or other source deductions on behalf of the Optionee or for providing any tax advice to them.
13.4.Notwithstanding any other terms of the Plan, Options may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any compensation recovery or similar policy adopted by the Company or a related entity of the Company, or as set out in an Approved Agreement, or as otherwise required by law or the rules of a stock exchange (if then listed on a stock exchange) and the Optionee will not be entitled to any damages or other compensation in respect of any Options subject to recovery.
14.Amendment and Termination
14.1.The Plan was first approved effective as of June 21, 2018, and was amended and restated as of October 23, 2023, and further amended and restated as of April 15, 2025. Any amendments made are effective as of the date amended, subject to shareholder approval where required.
14.2.The Board may from time to time, without notice and without approval of the holders of voting shares of the Company, amend, suspend or terminate the Plan or any Options granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that:
a.no such amendment, suspension or termination of the Plan or any Option granted hereunder may materially impair any rights of an Optionee or materially increase any obligations of an Optionee under the Plan without the consent of the Optionee, unless the Board determines such adjustment is required or desirable in order to comply with any applicable laws; and
b.any amendment that would cause an Option held by an Optionee subject to U.S. tax in respect of their Option to be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the U.S. Internal Revenue Code shall be null and void ab initio.

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14.3.Notwithstanding Section 14.2, approval of the holders of the voting shares of the Company shall be required for any amendment, modification or change that:
a.increases the number of Shares reserved for issuance under the Plan, except pursuant to the provisions in the Plan which permit the Board to make equitable adjustments in the event of transactions affecting the Company or its capital;
b.permits non-employee directors to participate in the Plan;
c.increases or removes the limits on Shares issuable or issued to Insiders as set forth in Section 4.4;
d.reduces the Option Price (for this purpose, a cancellation or termination of an Option prior to the expiry date of the Option Period for the purpose of reissuing an Option to the same Optionee with a lower Option Price will be treated as an amendment to reduce the Option Price) except pursuant to the provisions in the Plan which permit the Board to make equitable adjustments in the event of transactions affecting the Company or its capital;
e.extends the term of an Option beyond the expiry date of the Option Period (except where the expiry date of the Option Period would have fallen within a Black-Out Period applicable to the Optionee);
f.permits Options to be transferred, other than to a “permitted assign” as such term is defined in NI 45-106 or for normal estate settlement purposes; or
g.removes or reduces the range of amendments which require approval of the holders of voting shares of the Company under this Section 14.3.
14.4.Without limiting the generality of Section 14.2, but subject to Section 14.3, the Board may, without shareholder approval, at any time or from time to time, amend the Plan or any Option for the purposes of:
a.making any amendments to the general vesting provisions of each Option;
b.making any amendments to the provisions set out in Section 8;
c.making any amendments to add covenants of the Company for the protection of Optionees, provided that the Board shall be of the good faith opinion that such additions will not be materially adverse to the rights or interests of the Optionees;
d.making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the Optionees it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where an Optionee resides, provided that the Board shall be of the opinion that such amendments and modifications will not be materially prejudicial to the interests of the Optionee; or
e.making such changes or corrections which, on the advice of counsel to the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

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AMENDED AND RESTATED PSU PLAN
Eldorado Gold Corporation
Schedule C – Amended and Restated Performance Share Unit Plan
April 15, 2025
ELDORADO GOLD CORPORATION
AMENDED AND RESTATED PERFORMANCE SHARE UNIT PLAN
1.Purpose of the Plan
1.1The purposes of the Plan are to:
a.promote the alignment of interests between Designated Participants and the shareholders of the Company;
b.assist the Company in attracting, retaining and motivating employees and officers of the Company and of its related entities; and
c.provide a compensation system for Designated Participants that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term.
2.Definitions
2.1For the purposes of the Plan, the following terms have the respective meanings set forth below:
a.“Approved Agreement” means (i) a PSU Agreement, (ii) an employment agreement, or (iii) another written agreement between the Company or a related entity of the Company and the Designated Participant which has been approved by an Executive Officer of the Company (or where the Designated Participant is an Executive Officer of the Company, approved by the Board);
b.“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by a Designated Participant;
c.“Board” means the board of directors of the Company;
d.“Cause” means, with respect to a particular Designated Participant:
(i)“cause” or “serious reason” as such term is defined in an Approved Agreement (provided that if such term is defined in both a PSU Agreement and another Approved Agreement, the definition in the PSU Agreement will govern); or
(ii)in the event that (i) does not apply, then “Cause” means any circumstance where an employer can terminate an individual’s employment without any notice or payment whatsoever;
e.“Change of Control” means:
(i)an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or
(ii)the amalgamation, consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (A) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (B) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or
(iii)the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (A) such disposition is to a corporation and (B) immediately after giving effect to such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its related entities or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or
(iv)at least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (A) a Change of Control as defined in paragraphs (i), (ii) or (iii), or (B) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board);
f.“Company” means Eldorado Gold Corporation;

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g.“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;
h.“Date of Termination” means, for purposes of the Plan:
(i)in the case of a Designated Participant whose employment with the Company or a related entity of the Company terminates (regardless of whether the termination is lawful or unlawful, with or without Cause, and whether it is the Designated Participant or the Company or the related entity of the Company that initiates the termination), the later of:
(A) if and only to the extent required to comply with the minimum standards of ESL, the last day of any minimum statutory notice period applicable to the Designated Participant pursuant to the ESL, if any; or
(B) the date that is designated by the Company or the related entity of the Company as the last day of the Designated Participant’s employment with the Company or such related entity, as applicable, provided that in the event the Designated Participant resigns, such date shall not be earlier than the date notice of resignation was given;
and, in the case of either (A) or (B), without regard to any applicable period of reasonable notice or contractual notice to which the Designated Participant may claim to be entitled under common law, civil law or pursuant to contract in respect of a period which follows the last day that the Designated Participant actually and actively provides services to the Company or the related entity of the Company as specified in the notice of termination provided by the Designated Participant or the Company or such related entity, as the case may be; or
(ii)if the Designated Participant’s death occurs prior to the date determined pursuant to (i) above, the date of the Designated Participant’s death;
i.“Designated Participant” means an Employee to whom an award of PSUs has been granted;
j.“Disability” means, with respect to a particular Designated Participant:
(i)“disability” as such term is defined in an Approved Agreement (provided that if such term is defined in both a PSU Agreement and another Approved Agreement, the definition in the PSU Agreement will govern); or
(ii)in the event that (i) does not apply, then “Disability” means a physical or mental incapacity of a nature which the Chief Executive Officer of the Company determines prevents or would prevent the Designated Participant from satisfactorily performing the substantial and material duties of his or her position with the Company or the related entity of the Company, as the case may be;
k.“Eligible Retirement” means a retirement of a Designated Participant which meets the eligibility requirements to participate in the program contemplated in the Retirement Policy;
l.“Employee” means an employee or officer of the Company or a related entity of the Company;
m.“ESL” means the employment standards legislation, as amended or replaced, applicable to a Designated Participant;
n.“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;
o.“Executive Officer” means an executive officer of the Company appointed as such by a resolution of the Board;
p.“Good Reason” means, with respect to a particular Designated Participant:
(i)“good reason” as such term is defined in the Designated Participant’s Approved Agreement (provided that if such term is defined in both a PSU Agreement and another Approved Agreement, the definition in the PSU Agreement will govern); or
(ii)in the event that (i) does not apply, then “Good Reason” means the occurrence of one or more of the following circumstances without the Designated Participant’s prior written consent, which circumstances are not remedied by the Company or a related entity of the Company within 30 days of the applicable entity’s receipt of a written notice from the Designated Participant describing the applicable circumstances (which notice must be provided by the Designated Participant within 30 days of the Designated Participant’s knowledge of the applicable circumstances): (A) a material adverse change to the Designated Participant’s duties, responsibilities or authority compared to the Designated Participant’s duties, responsibilities or authority immediately prior to the Change of Control (unless, in each case, clearly consistent with a promotion); (B) a material reduction in the Designated Participant’s base salary or annual bonus opportunity as was in place immediately prior to the Change of Control; or (C) the Company or a related entity of the Company relocating the principal place at which the Designated Participant performs their duties for the Company or a related entity of the Company to any place more than 50 kilometers from such location immediately prior to the Change of Control;

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q.“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;
r.“Insider” means a reporting insider as defined under National Instrument 55-104 – Insider Reporting Requirements and Exemptions;
s.“Market Value” of a Share means, on any given date, the closing price per share of the Shares on the Exchange on the Trading Day immediately preceding the relevant date;
t.“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;
u.“Performance Period” means a period as specified by the Board in accordance with Subsection 5.1 after the expiration of which, unless as otherwise provided herein, and subject to the terms herein, a Designated Participant may be or becomes entitled to receive Shares issuable and/or an amount payable on account of the redemption of Performance Share Units;
v.“Performance Share Unit Account” has the meaning ascribed thereto in Subsection 6.1;
w.“Performance Share Units” or “PSUs” means a bookkeeping entry, denominated in Shares (on a one for one basis, unless otherwise provided for in the PSU Agreement), credited to the Performance Share Unit Account of a Designated Participant in accordance with the provisions hereof;
x.“Plan” means this Performance Share Unit Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;
y.“PSU Agreement” has the meaning ascribed thereto in Subsection 5.3;
z.“Redemption Date” means, subject to Subsection 11.1, in respect of a Vested PSU of a Designated Participant who is not a U.S. Designated Participant, the first day following the expiry of the Performance Period applicable to the PSU, provided that “Redemption Date” for such a Designated Participant under the Retirement Policy shall be the applicable date of payment of a Vested PSU in accordance with the terms of the Retirement Policy. “Redemption Date” in respect of a Vested PSU of a U.S. Designated Participant is determined in accordance with Schedule A;
aa.“related entity” has the meaning ascribed to that term in Section 2.22 of NI 45-106;
bb.    “Retirement Policy” means the Company’s retirement policy dated August 2023, as may be amended from time to time;
cc.    “Securities Regulators” has the meaning ascribed thereto in Subsection 10.1;
dd.    “security based compensation arrangement” has the meaning given to that term in the TSX Company Manual;
ee.    “Share” means, subject to Section 9 hereof, a common share without nominal or par value in the capital of the Company;
ff.    “Take-Over Bid” has the meaning ascribed to the term in Subsection 9.6 hereof;
gg.    “Trading Day” means any day on which the Exchange is open for trading of Shares provided that if the Shares are no longer listed on any stock exchange, means any day which is a business day in British Columbia;
hh.    “TSX” means the Toronto Stock Exchange;
ii.    “U.S. Designated Participant” means any Designated Participant subject to tax under the United States Internal Revenue Code of 1986, as amended, in respect of compensation from the Company or its related entity;
jj.    “U.S. Securities Act” means the United States Securities Act of 1933, as amended; and
kk.    “Vested PSU” has the meaning ascribed to that term in Subsection 7.1.
2.2Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.
2.3As used in this Plan,
a.unless the context otherwise requires, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa;
b.unless the context otherwise requires, the expressions “herein”, “hereto”, “hereof”, “hereunder” or other similar terms refer to the Plan as a whole, together with the schedules, and references to a Section, Subsection, paragraph or Schedule by number or letter or both refer to the Section, Subsection, paragraph or Schedule, respectively, bearing that designation in the Plan; and
c.the term “include” (or words of similar import) is not limiting whether or not non- limiting language (such as “without limitation” or words of similar import) is used with reference thereto.
3.Administration of the Plan
3.1The Plan shall be administered by the Compensation Committee.
3.2The Compensation Committee shall, periodically, make recommendations to the Board as to the grant of PSUs.

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3.3In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant PSUs, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.
3.4The Board may delegate any or all of its authority, rights, powers and discretion with respect to the Plan to the Compensation Committee. Upon any such delegation the Compensation Committee as well as the Board, shall be entitled to exercise any or all such authority, rights, power and discretion with respect to the Plan and when used in the context of this Plan “Board” shall be deemed to include the Compensation Committee.
3.5The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.
4.Shares Subject to the Plan
4.1The maximum number of Shares which may be issued from treasury under the Plan from and after June 3, 2025 shall not exceed 4,436,000 Shares, subject to adjustment as provided in Section 9.
4.2In no event shall PSUs be granted entitling any one Designated Participant to receive in excess of one half of one percent (0.5%) of the issued and outstanding Shares on a non-diluted basis on the Grant Date of the PSUs.
4.3Notwithstanding anything in this Plan to the contrary:
a.the maximum number of Shares issuable from treasury pursuant to the redemptions of PSUs granted under the Plan to Insiders, together with the number of Shares issuable to Insiders under any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the PSUs; and
b.within any one-year period, the maximum number of Shares issued pursuant to the redemption of PSUs granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.
Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the Designated Participant becoming an Insider shall be excluded for the purpose of the limits set out above. The acquisition of Shares by the Company for cancellation shall not constitute non-compliance with the limits set out above for any PSUs outstanding prior to such purchase for cancellation.
4.4Shares reserved from treasury in respect of which PSUs have been cancelled or otherwise terminated for any reason (other than the redemption of the PSUs) shall be available for subsequent grants of PSUs under the Plan.
4.5The Company shall not be required to deliver fractional Shares on account of the redemption of PSUs. If any fractional interest in a Share would, except for this provision, be deliverable on account of the redemption of PSUs, such fractional interest shall be rounded down to the next whole Share and the fractional interest will be disregarded.
5.Grants of PSUs
5.1Subject to the provisions of the Plan, the Board shall have the right to grant, in its sole discretion and from time to time, to any Designated Participants PSUs as a discretionary grant with such terms and conditions as the Board may determine. The Board shall also determine, in its sole discretion, in connection with each grant of PSUs:
a.the date on which such PSUs are to be granted (the “Grant Date”);
b.the number of PSUs to be granted;
c.the terms under which a PSU shall vest;
d.the Performance Period, provided that the relevant service year for a grant of PSUs shall be the year of grant and the Performance Period shall not exceed that period commencing on January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted; and
e.any other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all PSUs covered by any grant.
5.2If the PSUs are inadvertently granted during a Black-Out Period or on the first Trading Day following the end of the Black-Out Period, then the Grant Date shall be deemed to be the second Trading Day following the end of the Black-Out Period.
5.3Upon the grant of a PSU, the Designated Participant and the Company shall enter into a PSU agreement, in such form as may be approved by the Board from time to time (the “PSU Agreement”), which agreement shall be subject to the terms and conditions of the Plan and set out the name of the Designated Participant, the number of PSUs, the Performance Period, the vesting terms, the Grant Date, and such other terms and conditions as the Board may deem appropriate.

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5.4A PSU is personal to the Designated Participant and is non-assignable and non-transferable other than by will or by the laws governing the devolution of property in the event of death of the Designated Participant.
6.Accounts
6.1An account, to be known as a “Performance Share Unit Account”, shall be maintained by the Company for each Designated Participant and shall be notionally credited with such number of PSUs as are granted to or otherwise credited to a Designated Participant from time to time. Each Designated Participant’s Performance Share Unit Account shall indicate the number of PSUs which have been notionally credited to such account from time to time in accordance with the terms hereunder together with the Performance Period and vesting terms in accordance with the terms herein.
6.2Whenever cash dividends are paid on the Shares, additional Performance Share Units will be credited to the Designated Participant’s Performance Share Unit Account in accordance with this Subsection 6.2. The number of such additional PSUs will be calculated by dividing the total cash dividends that would have been paid to such Designated Participant if the PSUs recorded in the Designated Participant’s Performance Share Unit Account as at the record date for the dividend had been Shares by the Market Value on the Trading Day immediately after the record date, rounded down to the next whole number of Performance Share Units. No fractional Performance Share Units will thereby be created. If such Trading Day is during a Black-Out Period, then said day shall be the second Trading Day following the end of the Black-Out Period.
6.3PSUs that have not vested in accordance with the Plan within the relevant Performance Period, have not otherwise met the requirements for redemption, or that are redeemed in accordance with the Plan, shall be cancelled and a notation to such effect shall be recorded in the Designated Participant’s Performance Share Unit Account and the Designated Participant will have no further right, title or interest in such PSUs and, for greater certainty, in any related Share or other right, except for Vested PSUs that have been redeemed but the payment has not been paid to the Designated Participant, in which case the Designated Participant will have the right to receive the payment applicable to the redeemed Vested PSU less any amounts that may be withheld or deducted hereunder.
7.Vesting, Redemption and Payment of Performance Share Units
7.1Unless otherwise specified by the Board, subject to the remaining provisions of this Section 7, PSUs granted to a Designated Participant (including any additional PSUs credited to Designated Participants pursuant to Subsection 6.2) shall vest on the achievement of performance vesting targets as determined by the Board in its sole discretion and in each case as set out in the Designated Participant’s PSU Agreement. Subject to Section 8, and Schedule A with respect to U.S. Designated Participants, Vested PSUs may not be redeemed until the Redemption Date applicable to such Vested PSU. Except where the context requires otherwise, each PSU which is vested pursuant to this Section 7 shall be referred to herein as a “Vested PSU”.
7.2Subject to Section 8 and Subsection 11.1, all Vested PSUs shall be redeemed by the Company on the Redemption Date of the Vested PSU and, subject to any withholding requirements and Section 8, each Designated Participant shall receive, with respect to such Vested PSUs, at the election of the Board in its sole discretion:
a.cash payment equal to the Market Value on the Redemption Date, multiplied by the number of Vested PSUs; or
b.such number of Shares as are equal to the number of such Vested PSUs, rounded down to the next whole number; or
c.any combination of the foregoing, such that the cash payment plus such number of Shares, have a combined value equal to the Market Value on the Redemption Date, multiplied by the number of Vested PSUs;
in each case as soon as practicable following the Redemption Date, and in any event, for non-U.S. Designated Participants, no later than December 31 of the third calendar year following the calendar year in which the PSUs were granted, and for U.S. Designated Participants, no later than 30 days following the Redemption Date.
8.Termination of Employment
8.1If a Designated Participant’s employment with the Company or a related entity of the Company terminates, either due to resignation by the Designated Participant or due to termination by the Company or a related entity (whether such termination is lawful or lawful, with or without Cause), then unless otherwise determined by the Board, all outstanding PSUs of the Designated Participant, whether or not vested, and any and all rights (including rights to a payment (cash or Shares)) with respect to such outstanding PSUs shall be forfeited and cancelled effective as of the Date of Termination and the Designated Participant will not be entitled to any compensation or damages in respect of such forfeiture and cancellation.
8.2Notwithstanding Subsection 8.1, if a Designated Participant’s employment with the Company or a related entity of the Company terminates prior to the expiry of the Performance Period as a result of Disability or the Designated Participant’s death, then unless otherwise determined by the Board, all of the Designated Participant’s outstanding PSUs will vest based on actual performance as of the Designated Participant’s Date of Termination, provided that if actual performance cannot be determined then such number of PSUs will vest as may be determined by the Board, and the Designated Participant or the Designated Participant’s estate, as applicable, will be entitled to payment in respect of all Vested PSUs outstanding under the Designated

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Participant’s Performance Share Unit Account as of such date. For purposes of this Subsection 8.2, the Redemption Date will be the Date of Termination. Any PSUs that do not vest in accordance with this Subsection 8.2 will be forfeited and cancelled as of the Date of Termination and the Designated Participant or the Designated Participant’s estate, as applicable, will not be entitled to any compensation or damages in respect of such forfeiture and cancellation.
8.3Notwithstanding Subsection 8.1, if a Designated Participant’s employment with the Company or a related entity of the Company terminates prior to the expiry of the Performance Period as a result of an Eligible Retirement, then unless otherwise determined by the Board, the treatment of such Designated Participant’s PSUs will be subject to the terms of the Retirement Policy as in effect as of the Designated Participant’s Date of Termination.
8.4Notwithstanding anything to the contrary in this Section 8, unless the Board, in its discretion, otherwise determines, at any time and from time to time, PSUs are not affected by a change of employment within or among the Company or a related entity of the Company for so long as the Designated Participant continues to be an Employee.
8.5A Designated Participant’s eligibility to be granted a PSU under the Plan ceases as of the Date of Termination. Except if and as required to comply with applicable minimum requirements contained in ESL, no Designated Participant is eligible for continued vesting of any PSU during any period in which the Designated Participant receives, or claims to be entitled to receive, any compensatory payments or damages in lieu of notice of termination pursuant to contract, common law or civil law, and no Designated Participant shall be entitled to any damages or other compensation in respect of any PSU that does not vest or is not awarded due to termination of the Designated Participant’s employment as of the Date of Termination. The Plan displaces any and all common law and civil law rights the Designated Participant may have or claim to have in respect of any PSUs, including any right to damages. The foregoing shall apply, regardless of: (i) the length of the Designated Participant’s employment; (ii) the reason for the termination of the Designated Participant’s employment; (iii) whether such termination is lawful or unlawful, with or without Cause; (iv) whether it is the Designated Participant or the Company or a related entity of the Company that initiates the termination; and (v) any fundamental changes, over time, to the terms and conditions applicable to the Designated Participant’s employment.
8.6It is understood and agreed that all provisions of the Plan are subject to all applicable minimum requirements of ESL. The Company and its related entities, as applicable, will comply with all applicable minimum requirements contained in ESL. Accordingly, to the extent that any applicable ESL minimum requirements apply, the Plan shall: (i) not be interpreted as in any way waiving or contracting out of ESL; and (ii) be interpreted to achieve compliance with ESL. If ESL requires the Company or a related entity of the Company to provide the Designated Participant with a superior right or entitlement upon termination of the Designated Participant’s employment or otherwise (“Statutory Entitlements”) than provided for under the Plan, then the Company or the related entity of the Company, as applicable, shall provide the Designated Participant with the Designated Participant’s minimum Statutory Entitlements in substitution for the Designated Participant’s rights under the Plan. There shall be no presumption of strict interpretation against the Company or any related entity of the Company. Any discretion exercisable in respect of the Plan will be exercised in a manner that complies any applicable minimum requirements of ESL.
9.Adjustment on Alteration of Share Capital; Change of Control
9.1In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares underlying a grant of PSUs shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustments shall be binding for all purposes.
9.2If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), other than in connection with a Change of Control, then the obligation to deliver a Share or cash payment pursuant to the redemption of a PSU under Subsection 7.2 may, at the discretion of the Board, be satisfied by the delivery of the securities, property and/or cash which the Designated Participant would have received upon such amalgamation, consolidation, combination or merger if the Designated Participant’s PSU was redeemed immediately prior to the effective date of such amalgamation, consolidation, combination or merger.
9.3In the event of a change to the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.
9.4In the event of any other change affecting the Shares, then if deemed necessary or equitable by the Board in its sole discretion to properly reflect such change, an adjustment may be made which shall be binding for all purposes of the Plan.
9.5No adjustment provided in this Section 9 shall require the Company to deliver a fractional Share or cash payment in lieu thereof. If, as a result of any adjustment under this Section 9, a Designated Participant would become entitled to a fractional interest in a Share, such fractional interest shall be rounded down to the next whole Share and the fractional interest will be disregarded.

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9.6If, at any time when a PSU granted under the Plan has not been redeemed, an offer (“Take-Over Bid”) to purchase all or substantially all of the Shares of the Company is made by a third party by means of a take-over bid circular, the Company shall use its best efforts to bring such offer to the attention of the Designated Participant as soon as practicable and the Board may, in a fair and equitable manner, in its sole discretion, require the acceleration of the time for the vesting or redemption of the PSU granted under the Plan and of the time for or waiver of the fulfillment of any conditions or restrictions on such redemption (including without limitation, vesting requirements).
9.7In order to permit Designated Participants to participate in a proposed Take-Over Bid that could result in a Change of Control, the Board may in its sole discretion make appropriate provisions for the redemption of PSUs (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-Over Bid.
9.8In the event of a Change of Control, except as may be set forth in an Approved Agreement or as otherwise determined by the Board, and notwithstanding anything else in this Plan or any PSU Agreement, without the consent of any Designated Participant, but subject to any required Exchange approval, outstanding PSUs shall be converted or exchanged into or for, rights or other securities of substantially equivalent value, as determined by the Board in its discretion, in any entity participating in or resulting from the Change of Control; provided that the Board without the consent of any Designated Participant may instead cause (i) the termination of any vested PSUs in exchange for an amount of cash and/or property, if any, equal in value to the amount that the Designated Participant would have received if the Designated Participant’s PSUs were redeemed immediately prior to the effective date of such Change of Control assuming a target level of achievement; (ii) the replacement of such Shares or cash receivable upon the redemption of such PSUs with other rights or property selected by the Board in its sole discretion; or (iii) any combination of the foregoing.
9.9Notwithstanding Subsection 9.8 and except as may be set forth in an Approved Agreement or as otherwise determined by the Board, if, as a result of a Change of Control, (i) the PSUs are not assumed or substituted by a successor entity or (ii) the voting shares of any successor entity resulting from the Change of Control will not be traded on a recognized stock exchange in North America, then subject to any required Exchange approval, all outstanding PSUs shall vest and be redeemed immediately prior to consummation of such Change of Control for an amount of cash and/or property, if any, equal in value to the amount that would have been attained upon the redemption of such PSUs as of the date of the occurrence of such Change of Control assuming a target level of achievement.
9.10Notwithstanding Subsections 9.8 and 9.9, and except as may be set forth in an Approved Agreement or as otherwise determined by the Board, if within 12 months following a Change of Control, a Designated Participant’s employment is terminated by the Company or a related entity of the Company, as applicable, for any reason other than for Cause, or by the Designated Participant for Good Reason, then any outstanding PSUs that have not yet vested on the Date of Termination shall be deemed to have vested and be redeemed on such date, assuming a target level of achievement.
10.Regulatory Approval
10.1Notwithstanding any of the provisions contained in the Plan, PSU Agreement or any term of a PSU, the Company’s obligations hereunder shall be subject to:
a.compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada or the United States or any other applicable jurisdiction (“Securities Regulators”);
b.compliance with the requirements of the Exchange;
c.compliance with the Company’s Insider Trading Policy; and
d.receipt from the Designated Participant of such covenants, agreements, representations and undertakings, including as to future dealings in such PSUs, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.
If the Board determines that compliance with all applicable laws, regulations, rules, orders referenced above (including a consideration of tax law implications) require changes to the terms of a PSU, such change shall be determined in good faith by the Board in its sole discretion.
10.2Notwithstanding any provisions in the Plan, PSU Agreement or any term of a PSU, if any amendment, modification or termination to the provisions hereof or any PSU made pursuant hereto are required by any Securities Regulator, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments as determined appropriate and in good faith by the Board (including consideration of tax law implications) and thereupon the terms of the Plan, the Designated Participant’s PSU Agreement and any PSUs, shall be deemed to be amended accordingly without requiring the consent or agreement of any Designated Participant or holder of a PSU.

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11.Miscellaneous
11.1If a Redemption Date occurs during, or within two Trading Days after, a Black-Out Period imposed by the Company, then, notwithstanding any other provision of the Plan, the Redemption Date shall be and the relevant PSU shall be redeemed two Trading Days after the Black-Out Period is lifted by the Company.
11.2The participation of any Designated Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Designated Participant any rights or privileges other than those rights and privileges expressly provided in this Plan. In particular, participation in this Plan does not constitute a condition of employment nor a commitment on the part of the Company or any related entity of the Company to ensure the continued employment of such Designated Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares.
11.3PSUs are not Shares and the grant of PSUs does not entitle a Designated Participant to any rights as a shareholder of the Company nor to any rights to the Shares or any securities of the Company, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such Shares are issued pursuant to the redemption of PSUs.
11.4If the Company or any of its related entities shall be required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in connection with the grants, redemption or other payments hereunder the Company the related entity may deduct and withhold such amount or amounts from any payment made by the Company or the related entity to a Designated Participant, whether or not such payment is made pursuant to this Plan. In addition, or as an alternative to such withholding from payments, the Company or any related entity of the Company having a withholding obligation as described above may require a Designated Participant, as a condition of the grant or redemption of a PSU, to pay to the Company or related entity an amount not exceeding the total of the withholding obligation of the Company or related entity arising in respect of the issuance or delivery of Shares or cash payment to the Designated Participant hereunder, or to reimburse the Company or the related entity for such amount. Under no circumstances shall the Company, or any related entity be responsible for funding the payment of any tax or amount on account of social security or other source deductions on behalf of any Designated Participant or for providing any tax advice to any Designated Participant.
11.5Notwithstanding any other terms of the Plan, PSUs may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any compensation recovery or similar policy adopted by the Company or a related entity of the Company, or as set out in an Approved Agreement, or as otherwise required by law or the rules of a stock exchange (if then listed on a stock exchange) and the Designated Participant will not be entitled to any damages or other compensation in respect of any PSUs subject to recovery.
11.6All PSUs and Shares issued pursuant to the Plan will be issued pursuant to the registration requirements of the U.S. Securities Act or an exemption from such registration requirements. In addition to the other terms and conditions of this Plan (and notwithstanding any other terms or conditions of the Plan to the contrary), special requirements for U.S. Designated Participants are set out in Schedule A.
12.Effective Date, Amendment and Termination
12.1The Plan was first approved effective as of May 1, 2014, and was amended and restated as of June 10, 2021, and further amended and restated as of October 23, 2023 and April 15, 2025. Any amendments made are effective as of the date amended, subject to shareholder approval where required.
12.2The Board may from time to time, without notice and without approval of the holders of voting shares of the Company, amend, suspend or terminate the Plan or any PSUs granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that:
a.no such amendment, suspension or termination of the Plan or any PSUs granted hereunder may materially impair any rights of a Designated Participant or materially increase any obligations of a Designated Participant under the Plan without the consent of the Designated Participant, unless the Board determines such adjustment is required or desirable in order to comply with any applicable laws; and
b.any amendment that would cause a PSU held by a Designated Participant subject to U.S. tax in respect of their PSU to be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the U.S. Internal Revenue Code shall be null and void ab initio.
12.3Notwithstanding Section 12.2, approval of the holders of the voting shares of the Company shall be required for any amendment, modification or change that:
a.increases the number of Shares reserved for issuance under the Plan, except pursuant to the provisions in the Plan which permit the Board to make equitable adjustments in the event of transactions affecting the Company or its capital;
b.permits non-employee directors to participate in the Plan;
c.increases or removes the limits on Shares issuable or issued to Insiders as set forth in Section 4.3;

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d.permits PSUs to be transferred, other than to a “permitted assign” as such term is defined in NI 45-106 or for normal estate settlement purposes; or
e.removes or reduces the range of amendments which require approval of the holders of voting shares of the Company under this Section 12.3.
12.4Without limiting the generality of Section 12.2, but subject to Section 12.3, the Board may, without shareholder approval, at any time or from time to time, amend the Plan or any PSU for the purposes of:
a.making any amendments to the general vesting provisions of each PSU;
b.making any amendments to the provisions set out in Section 8;
c.making any amendments to add covenants of the Company for the protection of Designated Participants, provided that the Board shall be of the good faith opinion that such additions will not be materially adverse to the rights or interests of the Designated Participants;
d.making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the Designated Participants it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Designated Participant resides, provided that the Board shall be of the opinion that such amendments and modifications will not be materially prejudicial to the interests of the Designated Participant; or
e.making such changes or corrections which, on the advice of counsel to the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

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Performance Share Unit Plan of Eldorado Gold Corporation
SCHEDULE A
Additional Terms for U.S. Designated Participants

1.It is intended that PSUs of U.S. Designated Participants shall be exempt from Section 409A of the U.S. Internal Revenue Code (“Section 409A”) pursuant to Treasury Regulations Section 1.409A-1(b)(4) (the “short term deferral exception”), and the provisions of the PSU Agreement and the Plan shall be construed and administered accordingly. For greater certainty, for purposes of PSUs held by U.S. Designated Participants, if the Board exercises discretion to waive all applicable vesting conditions, including continued service and performance conditions that otherwise would apply to PSUs such that the PSUs are no longer subject to a substantial risk of forfeiture (within the meaning of applicable United States tax laws and regulations), the Redemption Date for such PSUs shall be the date that the Board waives all such vesting conditions or deems them satisfied. Notwithstanding Section 11.1 or any other provision of the Plan, settlement of PSUs will not be delayed beyond March 15th of the year following the year in which all vesting conditions have been satisfied or waived.
2.A U.S. Designated Participant who meets the eligibility requirements in order to be eligible to participate in the program contemplated in the Retirement Policy is referred to herein as “Retirement Eligible U.S. Designated Participant”. If, at any time prior to the end of the Performance Period, PSUs of a Retirement Eligible U.S. Designated Participant are not subject to, or are no longer subject to, performance vesting conditions or other vesting conditions that constitute a substantial risk of forfeiture, then the Redemption Date shall be the date on which such PSUs are not, or are no longer, subject to performance vesting conditions or other vesting conditions that constitute a substantial risk of forfeiture. For greater clarity, continued service vesting conditions otherwise applicable to PSUs of a Retirement Eligible U.S. Designated Participant do not constitute a substantial risk of forfeiture, because the individual can retire without any obligation to continue to provide services through the designated vesting date and without forfeiting PSUs. However, if the PSUs continue to be subject to performance vesting conditions (i.e. such conditions have not been satisfied or waived), the performance vesting conditions may constitute a substantial risk of forfeiture.
3.Any adjustments or amendments to outstanding PSUs of U.S. Designated Participants pursuant to Article 9, Article 12 or any other provision of the Plan will be undertaken in a manner that will not result in adverse tax consequences under Section 409A.
4.Although it is intended that PSUs will be exempt from Section 409A under the short-term deferral exception, if and to the extent that any PSU of U.S. Designated Participants is subject to Section 409A, the following provisions will apply:
(a)Except as permitted under Section 409A, any deferred compensation (within the meaning of Section 409A) payable to or for the benefit of a U.S. Participant may not be reduced by, or offset against, any amount owing by the U.S. Participant to the Company or any of its affiliates.
(b)If a U.S. Designated Participant becomes entitled to receive payment in respect of any PSUs that are not exempt from Section 409A under the short-term deferral exception as a result of his or her termination of employment, termination or similar language shall mean “separation from service” (within the meaning of Section 409A), and if the U.S. Designated Participant is a “specified employee” (within the meaning of Section 409A) at the time of his or her separation from service, any such payment that would otherwise be payable during the six-month period following such separation from service will be delayed until the first day of the seventh month following such separation from service to the extent required to avoid adverse taxation or penalties under Section 409A. If a U.S Designated Participant becomes entitled to payment in respect of any PSUs as a result of a change in control, such payment will occur if and when such change in control constitutes a change in ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company (within the meaning of Section 409A).
(c)Although the Company intends that PSUs will be exempt from Section 409A, or will comply with Section 409A, the Company makes no assurances that the PSUs will be exempt from Section 409A or will comply with it. Each U.S. Designated Participant, any beneficiary or the U.S. Designated Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Designated Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Company, nor any affiliate nor the employees of either shall have any obligation to indemnify or otherwise hold such U.S. Designated Participant or beneficiary or the U.S. Designated Participant’s estate harmless from any or all of such taxes or penalties.

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Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this Circular are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates,” “believes,” “budgets,” “continue,” “commitment,” “confident,” “estimates,” “expects,” “forecasts,” “foresee,” “future,” “goal,” “guidance,” “intends,” “opportunity,” “outlook,” “plans,” “potential,” “project,” “prospective,” “scheduled,” “strive,” or “target” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can,” “could,” “likely,” “may,” “might,” “will” or “would” be taken, occur or be achieved.
Forward-looking statements or information contained in this Circular include, but are not limited to, statements or information with respect to: our beliefs for future value and stakeholder returns, including against our peer group, strategic priorities, business objectives, our operations, advancement of our assets and expansion; our guidance and outlook, including expected production, timing of production, cost guidance, life of assets, and heap leach recoveries of ore; meeting our goals and targets for diversity on our Board and among senior management; development of our strategic growth projects and growth opportunities, including planned improvements at Olympias and construction at Skouries, including timing of activities; the health and safety of our workforce, including continued progress in our potential fatal occurrence frequency rate, lost time injury frequency rate and total recordable injury frequency rate, and expected deployment of our CSL program; any expected future payments from G Mining, including the timing thereof; Olympias operations, including the planned expansion to 650 ktpa of ore; the Skouries project, including statements regarding construction and development of the Skouries project (including earthworks for the filter plant, crusher area, and water management structures), expected recovery methods, estimates on capital costs, estimates regarding production of gold and copper, life of mine, and the timing of first production and commercial production; the Lamaque complex, including: plans to mine and process ore, advancement of resource conversion drilling of the upper two-thirds of the Ormaque deposit, the addition of a second underground mine, potential for converting Inferred Mineral Resources along with exploration opportunities; advancements in Türkiye, including: our expectations regarding the expansion of the North Heap Leach Pad and improvement to consistent quality for on-belt agglomeration for expected gold recovery at Kışladağ and expected advancement of resource conversion of the Kokarpinar and Bati deposits at Efemçukuru; our expectations of, and anticipated response to, rising industry wide costs and global inflationary pressures; our sustainability practices generally, including compliance with SIMS and TSM guidelines, targets, initiatives and expected mitigations in respect of GHG emissions, and further sustainability initiatives that are expected to occur in the future; meeting our ESG goals and targets, including those related to sustainability, social matters, and diversity and inclusion; our continued diversity, inclusion and employee engagement strategies; expansion of the G & E Procedures; roll out of a Company-wide AI policy to guide the application of AI technology; the addition of equipment to our fleet, including two electric haul trucks, and the benefits thereof; expectations regarding the positive economic and social impacts of our projects, as well as our strategy with respect to human rights (including without limitation our Supplier Code of Conduct); pursuit of operational improvements at our tailings facilities, which we expect will lead to a lower risk profile for the facilities; anticipation of favourable economics for our heap leaching plan; expectation as to future financial and operating performance, including expected throughput and recoveries; intentions and expectations regarding non-IFRS financial measures and ratios; expectations around recent exploration acquisitions; the vesting and redemption of the Company’s PSUs; granting of incentive awards other than Options if shareholders do not approve the plan amendments; use of the increased funds from our senior secured credit facility; targets, intentions and expectations related to mitigating greenhouse gas emissions, including the timing thereof and operations related thereto; strategy, plans and goals, including our proposed plans for capital expenditures, exploration, development, construction, and operating plans, as well as priorities, related timelines and schedules; nomination of the Company’s directors in 2025 and the recomposition of the standing committees; and risk factors affecting our business.
Forward-looking statements and forward-looking information by their nature are based on a number of assumptions, including assumptions about our 2025 outlook, that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables; the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, impact or effectiveness of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market).

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More specifically with respect to the Skouries project, we have made assumptions regarding inflation rates; labour productivity, rates and expected hours; the scope and timing related to the awarding of key contract packages and approval thereon; expected scope of project management frameworks; our ability to continue to execute our plans relating to Skouries on the estimated existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; our ability to continue to access our project funding and remain in compliance with all covenants and contractual commitments in relation thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; no further archaeological investigations being required, the future price of gold, copper and other commodities; and the broader community engagement and social climate in respect of the Skouries project. With respect to the Skouries project, we have made additional assumptions about inflation rates; labour productivity, rates and expected hours; the scope and timing related to the awarding of key contract packages and approval thereon; expected scope of project management frameworks; our ability to continue to execute our plans relating to Skouries on the existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; our ability to continue to access our project funding and remain in compliance with all covenants and contractual commitments in relation thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; no further archaeological investigations being required, the future price of gold, copper and other commodities; and the broader community engagement and social climate in respect of the Skouries project.
In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this Circular. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties and other factors materialize, or should underlying assumptions provide incorrect, actual results, may vary materially from those described in the forward-looking statements or information. Generally, these risks, uncertainties and other factors include, among others: development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to obtain secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); Total Cash Costs per Ounce and All-In-Sustaining Costs (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers;, and those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form and other regulatory filings filed on SEDAR+ under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
With respect to the Skouries project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries project which in turn may cause delays in the commencement of production, and further increase to the costs of the Skouries project. The specific risks, certainties and other factors include, among others: our ability to recruit the required number of personnel within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries project; our ability to recruit personnel having the requisite skills, experience and ability to work on site; our ability to increase productivity by adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the ability of contractors to perform; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost or quality; our ability to construct key infrastructure within the required timelines including the process plant, filter plant, waste management facilities and embankments; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions or labour unrest; unexpected inclement weather and climate events including short and long duration rainfall and floods; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological finds on site requiring the completion of a regulatory process; changes in support from local communities, and our ability to meet the expectations of communities, governments and stakeholders related to the Skouries project; and timely receipt of necessary permits and authorizations.

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The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
Qualified Persons
Additional information on the Kışladağ, Efemçukuru, Olympias, Skouries and Lamaque mineral properties mentioned in this Circular are contained in Eldorado’s annual information form for the year ended December 31, 2024 and the following technical reports for each of those properties, all of which are available under the Company's profile at www.sedarplus.ca and www.sec.gov:
•Technical report entitled “Technical Report, Kışladağ Gold Mine, Türkiye” with an effective date of January 17, 2020.
•Technical report entitled “Technical Report, Efemçukuru Gold Mine, Türkiye” with an effective date of December 31, 2023.
•Technical report entitled “Technical Report, Olympias Mine, Greece” with an effective date of December 31, 2023.
•Technical report entitled “Technical Report, Skouries Project, Greece” with an effective date of January 22, 2022.
•Amended Technical report entitled “Technical Report, Lamaque Complex, Quebec, Canada” with an effective date of December 31, 2024.
Simon Hille, FAusIMM, Eldorado’s Executive Vice President, Technical Services & Operations, is the “qualified person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects responsible for preparing and supervising the preparation of the scientific or technical information contained in this Circular and verifying the technical data disclosed in this document relating to our operating mines and development projects, unless otherwise noted. Jessy Thelland, géo (OGQ No. 758), Eldorado’s Director Technical Services Lamaque, a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this Circular for the Quebec projects. Phillippe Groleau, Eng, (OIQ No. 5032770), Eldorado’s Senior Strategic Planner, is the “qualified person” under NI 43-101 responsible for approving the disclosure relating to Mineral Reserves for Ormaque.

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